 Maybank

Our file ref. : GSS/M201

Date : 6 March 2009
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

BY COURIER

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	9 September 2008	Proposed acquisition by Maybank of up to 20% of the total charter capital of An Binh Commercial Joint Stock Bank ("An Binh Bank") for a purchase consideration to be wholly satisfied in cash ("Proposed Acquisition").
2.	15 September 2008	Proposed Acquisition of up to 100% Equity in PT Bank Internasional Indonesia TBK ("BII") Pursuant to: (A) Proposed Acquisition of the Entire Equity Interest in Sorak Financial Holdings PTE. LTD ("Sorak") for a Total Cash Consideration of Approximately Indonesian Rupiah ("RP") 13.9 Trillion or the Equivalent of Approximately RM4.8 Billion ("Proposed Acquisition"); and (B) Tender Offer by Maybank Arising from the Proposed Acquisition for the Remaining Equity Interest in BII not Owned by Sorak and any new Ordinary Shares in BII that May be issued pursuant to the Exercise of Options under BII's Employee Share Option Plan to be Satisfied in Cash ("Tender Offer").



dw 3/26

Malayan Banking Berhad (3813-K)
Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, Malaysia.
Tel : 603-2070 8833 Fax : 603-2070 2611 Telex : MA 32837

No.	Date of Announcement	Description of Document
3.	16 September 2008	Proposed Acquisition of Up to 100% Equity in PT Bank Internasional Indonesia TBK ("BII") Pursuant to; (A) Proposed Acquisition of the Entire Equity Interest in Sorak Financial Holdings PTE. LTD. ("Sorak") for a Total Cash Consideration of Approximately Indonesian Rupiah ("RP") 13.9 Trillion or the Equivalent of Approximately RM4.8 Billion ("Proposed Acquisition") and (B) Tender Offer by Maybank Arising from the Proposed Acquisition for the Remaining Equity Interest in BII not Owned by Sorak and any New Ordinary Shares in BII that may be issued pursuant to the exercise of options under BII's Employee Share Option Plan to be Satisfied in Cash ("Tender Offer").
4.	24 September 2008	Proposed Acquisition by Maybank of up to 20% of the Total Charter Capital of An Binh Commercial Joint Stock Bank ("An Binh Bank") for a purchase consideration to be Wholly Satisfied in Cash ("Proposed Acquisition")
5.	25 September 2008	Proposed Acquisition of up to 100% Equity in PT Bank Internasional Indonesia TBK ("BII") pursuant to: (A) Proposed Acquisition of the Entire Equity Interest in Sorak Financial Holdings PTE. LTD. ("Sorak") for a total cash consideration of Approximately Indonesian Rupiah ("RP") 13.9 Trillion or the Equivalent of Approximately RM4.8 Billion ("Proposed Acquisition"); and (B) Tender Offer by Maybank arising from the Proposed Acquisition for the Remaining Equity Interest in BII not Owned by Sorak and any New Ordinary Shares in BII that may be issued pursuant to the Exercise of Options under BII's Employee Share Option Plan to be Satisfied in Cash ("Tender Offer").
6.	25 September 2008	Maybank Banking Berhad (Maybank") 48th Annual General Meeting (AGM").

No.	Date of Announcement	Description of Document
7.	25 September 2008	Change in Boardroom Retirement of Mr Teh Soon Poh – Maybank Board.
8.	25 September 2008	Change in Audit Committee Retirement of Mr Teh Soon Poh – Chairman of Audit Committee.
9.	29 September 2008	Proposed Acquisition of up to 100% Equity in PT Bank Internasional Indonesia TBK ("BII") pursuant to: (A) Proposed Acquisition of the Entire Equity Interest in Sorak Financial Holdings PTE. LTD. ("Sorak") for a total cash consideration of Approximately Indonesian Rupiah ("RP") 13.9 Trillion or the Equivalent of Approximately RM4.8 Billion ("Proposed Acquisition"); and (B) Tender Offer by Maybank arising from the Proposed Acquisition for the Remaining Equity Interest in BII not Owned by Sorak and any New Ordinary Shares in BII that may be issued pursuant to the Exercise of Options under BII's Employee Share Option Plan to be Satisfied in Cash ("Tender Offer").
10.	30 September 2008	Proposed Acquisition of up to 100% Equity in PT Bank Internasional Indonesia TBK ("BII") pursuant to: (A) Proposed Acquisition of the Entire Equity Interest in Sorak Financial Holdings PTE. LTD. ("Sorak") for a total cash Consideration of Approximately Indonesian Rupiah ("RP") 13.9 Trillion or the Equivalent of Approximately RM 4.8 Billion ("Proposed Acquisition"); and (B) Tender Offer by Maybank Arising from the Proposed Acquisition for the Remaining Equity Interest in BII not Owned by Sorak and any new Ordinary Shares in BII that may be issued pursuant to the Exercise pf Options under BII's Employee Share Option Plan to be satisfied in cash ("Tender Offer").

No.	Date of Announcement	Description of Document
11.	7 October 2008	Proposed Acquisition of up to 100% Equity in PT Bank Internasional Indonesia TBK ("BII") pursuant to: (A) Proposed Acquisition of the Entire Equity Interest in Sorak Financial Holdings PTE. LTD. ("Sorak") for a total cash consideration of Approximately Indonesian Rupiah ("RP") 13.9 Trillion or the Equivalent of Approximately RM 4.8 Billion ("Proposed Acquisition"); and (B) Tender Offer by Maybank Arising from the Proposed Acquisition for the Remaining Equity Interest in BII not owned by Sorak and any new Ordinary Shares in BII that may be issued pursuant to the Exercise of Options under BII's Employee Share Option Plan to be satisfied in cash ("Tender Offer").
12	10 October 2008	Proposed Acquisition of up to 100% Equity in PT Bank Internasional Indonesia TBK ("BII") pursuant to: (A) Proposed Acquisition of the Entire Equity Interest in Sorak Financial Holdings PTE. LTD. ("Sorak") for a total cash consideration of Approximately Indonesian Rupiah ("RP") 13.9 Trillion or the Equivalent of Approximately RM4.8 Billion ("Proposed Acquisition"); and (B) Tender Offer by Maybank arising from the Proposed Acquisition for the Remaining Equity Interest in BII not Owned by Sorak and any New Ordinary Shares in BII that may be issued pursuant to the Exercise of Options under BII's Employee Share Option Plan to be Satisfied in Cash ("Tender Offer").
13.	31 October 2008	Change in Boardroom Resignation of Dato' Aminuddin Md Desa as Executive Director and Chief Financial Officer of Maybank.
14.	11 November 2008	Acquisition of New Subsidiary – BinaFikir Sdn Bhd ("BinaFikir").

No.	Date of Announcement	Description of Document
15.	11 November 2008	Financial Results 1st Quarterly Report for the Financial Period Ended 30 September 2009.
16	29 January 2009	The Star article titled "Maybank mulls over RM3 billion rights issue".
17.	13 February 2009	Change in Boardroom Resignation of Tan Sri Dato' Megat Zaharuddin bin Megat Mohd Nor as Independent Non-Executive Director.
18.	27 February 2009	Financial Results 2nd Quarterly Report for the Financial Period Ended 31 December 2008.
19.	27 February 2009	Proposed Renouneable Rights Issue on the basis of Nine (9) Ordinary Shares of RM1.00 each in Maybank ("Rights Shares") for Every Twenty (20) Existing Ordinary Shares of RM1.00 each held in Maybank ("Shares").

Yours faithfully
for **MAYBANK**



MOHD NAZLAN MOHD GHAZALI
Executive Vice President
General Counsel & Company Secretary

Encs.

MNMG\DAY\shida mbbboard\adr.ms



Form Version V3.0

General Announcement

Submitted by **MB_ASEAMBANKERS2** on **09/09/2008 05:29:57 PM**
Reference No **CU-080909-43182**

Submitting Investment Bank/Advisor (if applicable)	Aseambankers Malaysia Berhad
Submitting Secretarial Firm (if applicable)	
Company name *	Malayan Banking Berhad
Stock name *	Maybank
Stock code *	1155
Contact person *	Lee Kuan Teck /Sarah Azreen
Designation *	Vice President / Assistant Vice President

Type *	● Announcement ○ Reply to query
Subject :*	Malayan Banking Berhad ("Maybank" or "the Company") Proposed acquisition by Maybank of up to 20% of the total charter capital of An Binh Commercial Joint Stock Bank ("An Binh Bank") for a purchase consideration to be wholly satisfied in cash ("Proposed Acquisition")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment

Contents :-*
(This field is to be used for the summary of the announcement)

(Unless stated otherwise, definitions used in this announcement shall carry the same meaning as defined in the announcement dated 21 March 2008).

We refer to the announcements dated 21 March 2008 and 29 May 2008 in relation to the Proposed Acquisition.

On behalf of the Company, Aseambankers Malaysia Berhad wishes to announce that Maybank had on 9 September 2008 entered into a supplemental agreement with An Binh Bank to amend certain terms of the subscription agreement dated 21 March 2008 ("SA") in relation to, amongst others, the total purchase consideration and manner of satisfaction of the purchase consideration for the Proposed Acquisition.

As stated in the announcement dated 21 March 2008, pursuant to the SA, Maybank shall be entitled to subscribe for approximately 15% of the total paid-up Charter Capital of An Binh Bank for a total cash consideration of approximately VND2.1 trillion or the equivalent of approximately RM430 million, on or before 31 December 2008.

With the execution of the supplemental agreement, the total purchase consideration for the 15% of the total paid-up Charter Capital of An Binh Bank has been revised downward to approximately VND1.58 trillion or the equivalent of approximately RM327.1 million (at the exchange rate of VND1 : RM0.000207, as at 8 September 2008). The revised purchase price was mutually agreed between Maybank and An Binh Bank in view of the change in economic environment in Vietnam.

After the completion of the subscription of 15% of the total Charter Capital of An Binh Bank and not later than 30 December 2008, An Binh Bank may distribute shares via a bonus issue to the existing shareholders of An Binh Bank (excluding Maybank). Therefore, Maybank shall subscribe to such additional shares for a total consideration of approximately VND 43.8 billion or the equivalent of approximately RM9.1 million in order to maintain its 15% shareholding in An Binh Bank.

Further, upon completion of the aforesaid acquisitions and subject to the approval of the relevant authorities, Maybank will also subscribe for an additional 5% of the total Charter Capital of An Binh Bank for a total consideration of approximately VND 356.5 billion or the equivalent of approximately RM 73.8 million. Pursuant thereto, Maybank will eventually hold 20% of the total Charter Capital of An Binh Bank at a total consideration of approximately RM410 million.

This announcement is dated 9 September 2008.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)



Form Version V3.0

General Announcement

Submitted by MB_ASEAMBANKERS2 on 15/09/2008 12:57:07 PM

Reference No CU-080915-29353

Submitting Investment Bank/Advisor (if applicable)	ASEAMBANKERS MALAYSIA BERHAD
Submitting Secretarial Firm (if applicable)	
Company name *	Malayan Banking Berhad
Stock name *	Maybank
Stock code *	1155
Contact person *	Lee Kuan Teck /Sarah Azreen
Designation *	Vice President / Assistant Vice President

Type *	● Announcement ○ Reply to query
Subject :*	MALAYAN BANKING BERHAD ("MAYBANK" OR "COMPANY")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment

Contents :-*

(This field is to be used for the summary of the announcement)

PROPOSED ACQUISITION OF UP TO 100% EQUITY IN PT BANK INTERNASIONAL INDONESIA TBK ("BII") PURSUANT TO:

(A) PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST IN SORAK FINANCIAL HOLDINGS PTE. LTD. ("SORAK") FOR A TOTAL CASH CONSIDERATION OF APPROXIMATELY INDONESIAN RUPIAH ("RP")13.9 TRILLION OR THE EQUIVALENT OF APPROXIMATELY RM4.8 BILLION ("PROPOSED ACQUISITION"); AND

(B) TENDER OFFER BY MAYBANK ARISING FROM THE PROPOSED ACQUISITION FOR THE REMAINING EQUITY INTEREST IN BII NOT OWNED BY SORAK AND ANY NEW ORDINARY SHARES IN BII THAT MAY BE ISSUED PURSUANT TO THE EXERCISE OF OPTIONS UNDER BII'S EMPLOYEE SHARE OPTION PLAN TO BE SATISFIED IN CASH ("TENDER OFFER").

COLLECTIVELY REFERRED TO AS THE "PROPOSAL"

Announcement Details :-

(This field is for the details of the announcement, if applicable)

We refer to the announcement dated 29 July 2008 in relation to the Proposal wherein Aseambankers Malaysia Berhad ("Aseambankers"), on behalf of Maybank, had informed of Bank Negara Malaysia's revocation of its approval for the Proposal as a result of recent changes of the regulation on Take-Over Rule IX.H.1 by Badan Pengawas Pasar Modal and Lembaga Keuangan ("Bapepam"), Department Keuangan, Republik Indonesia (which was enacted on 30 June 2008) ("New Take-Over Rule"). The Company also mentioned that Maybank had earlier met with Bapepam seeking for a waiver from complying with the abovementioned ruling to which Bapepam had informed that the waiver will not be considered.

On behalf of the Company, Aseambankers wishes to announce that Maybank had on 4 September 2008 written again to Bapepam to seek its reconsideration for the following:

(i) for Maybank to be exempted from the requirements of the New Take Over Rule and therefore not to be compelled to sell down 20% of the shares of BII to the public shareholders (at least 300 parties) on the basis that the Share Sale Agreement (SSA) was entered into on 26 March 2008 i.e. prior to the enactment of the New Take Over Rule on 30 June 2008; or

(ii) to allow Maybank or its affiliate to conduct a partial tender offer up to 80% of the shares of BII. This approach will meet Bapepam's objective to achieve 20% public free float upon the close of the Tender Offer.

Bapepam had via its letter dated 9 September 2008 informed Maybank that it is unable to consider Maybank's request to be exempted from the provisions of the New Take Over Rule or to allow Maybank to undertake a partial tender offer on the shares of BII as this would create a negative precedent to the newly introduced regulation and would undermine the whole fundamental and objective of the New Take Over Rule as well as the credibility of Bapepam's regulatory function.

The Company respects this latest decision of Bapepam and under the term of the SSA dated 26 March 2008, in the event that any of the condition precedent is not fulfilled by 26 September 2008, the agreement shall lapse.

This announcement is dated 15 September 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)



BURSA MALAYSIA

Form Version V3.0

General Announcement

Submitted by **MB_ASEAMBANKERS2** on **16/09/2008 07:25:45 PM**

Reference No **CU-080916-60487**

Submitting Investment Bank/Advisor (if applicable)	ASEAMBANKERS MALAYSIA BERHAD
Submitting Secretarial Firm (if applicable)	
Company name *	Malayan Banking Berhad
Stock name *	Maybank
Stock code *	1155
Contact person *	Lee Kuan Teck /Sarah Azreen
Designation *	Vice President / Assistant Vice President

Type * ● Announcement ○ Reply to query

Subject :* MALAYAN BANKING BERHAD ("MAYBANK" OR "COMPANY")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment

Contents :-*

(This field is to be used for the summary of the announcement)

PROPOSED ACQUISITION OF UP TO 100% EQUITY IN PT BANK INTERNASIONAL INDONESIA TBK ("BII") PURSUANT TO:

(A) PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST IN SORAK FINANCIAL HOLDINGS PTE. LTD. ("SORAK") FOR A TOTAL CASH CONSIDERATION OF APPROXIMATELY INDONESIAN RUPIAH ("RP")13.9 TRILLION OR THE EQUIVALENT OF APPROXIMATELY RM4.8 BILLION ("PROPOSED ACQUISITION"); AND

(B) TENDER OFFER BY MAYBANK ARISING FROM THE PROPOSED ACQUISITION FOR THE REMAINING EQUITY INTEREST IN BII NOT OWNED BY SORAK AND ANY NEW ORDINARY SHARES IN BII THAT MAY BE ISSUED PURSUANT TO THE EXERCISE OF OPTIONS UNDER BII'S EMPLOYEE SHARE OPTION PLAN TO BE SATISFIED IN CASH ("TENDER OFFER").

COLLECTIVELY REFERRED TO AS THE "PROPOSAL"

Announcement Details :-

(This field is for the details of the announcement, if applicable)

(Unless stated otherwise, definitions used in this announcement shall carry the same meaning as defined in the announcement dated 15 September 2008).

We refer to the announcement dated 15 September 2008 in relation to the Proposal.

Aseambankers Malaysia Berhad, on behalf of Maybank, wishes to announce that the Company has received a letter from Badan Pengawas Pasar Modal and Lembaga Keuangan ("Bapepam") dated 15 September 2008 wherein Bapepam has informed of the possibility of a

conditional extension to the timeframe of the 20% re-float requirement based on the New Take-Over Rule ("Sell-Down Requirement").

Bapepam further informed that it shall provide a conditional extension to the stipulated 2 year timeframe to execute the public re-float requirement after the new controlling party has succeeded in acquiring in excess of 80% via a mandatory tender offer, subject to the following conditions:

(i) in the event that a re-float exercise would risk potential material losses to the new controlling party;

(ii) the material losses condition mentioned above shall be triggered whereby the potential losses incurred by the new controlling party exceeds 10% of the total investment value incurred in acquiring the listed company.

Further to the above, Bank Negara Malaysia ("BNM") has also via its letter dated 16 September 2008, reinstated its earlier approval granted via its letter dated 25 March 2008 for Maybank to undertake the Proposal given that Bapepam has agreed to grant the aforesaid flexibilities on the Sell-Down Requirement.

With the approval of BNM being reinstated, barring any unforeseen circumstances, all conditions precedent to the Share Sale Agreement dated 26 March 2008 ("SSA") have been met. Maybank will now engage with Fullerton Financial Holdings Pte. Ltd. and Kookmin Bank towards completing the Proposed Acquisition in accordance with the terms of the SSA.

This announcement is dated 16 September 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)



Form Version V3.0

General Announcement

Submitted by **MB_ASEAMBANKERS2** on **24/09/2008 05:15:13 PM**
Reference No **CU-080924-58492**

Submitting Investment Bank/Advisor (if applicable)	ASEAMBANKERS MALAYSIA BERHAD
Submitting Secretarial Firm (if applicable)	
Company name *	Malayan Banking Berhad
Stock name *	Maybank
Stock code *	1155
Contact person *	Lee Kuan Teck /Sarah Azreen
Designation *	Vice President / Assistant Vice President

Type *	● Announcement ○ Reply to query
Subject :*	Malayan Banking Berhad ("Maybank" or "the Company") Proposed acquisition by Maybank of up to 20% of the total charter capital of An Binh Commercial Joint Stock Bank ("An Binh Bank") for a purchase consideration to be wholly satisfied in cash ("Proposed Acquisition")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)

We refer to the announcement dated 9 September 2008 in relation to the Proposed Acquisition.

On behalf of the Company, Aseambankers Malaysia Berhad is pleased to announce that Maybank had on 24 September 2008, successfully completed the acquisition of 15% of the total charter capital of An Binh Bank pursuant to the Subscription Agreement dated 21 March 2008 and Supplemental Agreement dated 9 September 2008.

This announcement is dated 24 September 2008.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)



Form Version V3.0

General Announcement

Submitted by **MB_ASEAMBANKERS2** on **25/09/2008 11:33:36 PM**

Reference No **CU-080925-82855**

Submitting Investment Bank/Advisor (if applicable)	ASEAMBANKERS MALAYSIA BERHAD
Submitting Secretarial Firm (if applicable)	
Company name *	Malayan Banking Berhad
Stock name *	Maybank
Stock code *	1155
Contact person *	Lee Kuan Teck / Sarah Azreen
Designation *	Vice President / Assistant Vice President

Type * ● Announcement ○ Reply to query

Subject :* MALAYAN BANKING BERHAD ("MAYBANK" OR "COMPANY")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment

Contents :-*

(This field is to be used for the summary of the announcement)

PROPOSED ACQUISITION OF UP TO 100% EQUITY IN PT BANK INTERNASIONAL INDONESIA TBK ("BII") PURSUANT TO:

(A) PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST IN SORAK FINANCIAL HOLDINGS PTE. LTD. ("SORAK") FOR A TOTAL CASH CONSIDERATION OF APPROXIMATELY INDONESIAN RUPIAH ("RP")13.9 TRILLION OR THE EQUIVALENT OF APPROXIMATELY RM4.8 BILLION ("PROPOSED ACQUISITION"); AND

(B) TENDER OFFER BY MAYBANK ARISING FROM THE PROPOSED ACQUISITION FOR THE REMAINING EQUITY INTEREST IN BII NOT OWNED BY SORAK AND ANY NEW ORDINARY SHARES IN BII THAT MAY BE ISSUED PURSUANT TO THE EXERCISE OF OPTIONS UNDER BII'S EMPLOYEE SHARE OPTION PLAN TO BE SATISFIED IN CASH ("TENDER OFFER")

COLLECTIVELY REFERRED TO AS THE "PROPOSAL".

Announcement Details :-

(This field is for the details of the announcement, if applicable)

(Unless stated otherwise, definitions used in this announcement shall carry the same meaning as defined in the announcement dated 16 September 2008).

We refer to the announcement dated 16 September 2008 in relation to the Proposal.

Aseambankers Malaysia Berhad, on behalf of Maybank, wishes to announce that Bank Negara Malaysia ("BNM") via its letter dated 25 September 2008 had informed Maybank that their earlier approval pursuant to Section 29 of the Banking & Financial Institutions Act 1989 for the

Proposal is now subject to the following conditions:

(a) Maybank to obtain an extension to the 26 September 2008 deadline, being the last date to fulfill the conditions precedent as stipulated in the Share Sale Agreement dated 26 March 2008; and

(b) Maybank to obtain a new agreement on a purchase price that will not result in substantial impairment under the international financial reporting standards that would impact the fundamental financial soundness of Maybank.

In its letter of 25 September 2008, BNM informed that the current financial turmoil in the global financial market and its impact on the regional financial markets have necessitated BNM to reassess the Proposal. These developments have had an adverse impact on the initial assumptions underlying the post acquisition financial projections on Maybank which formed the basis on which the approval was given by BNM.

The assessment indicates that despite the flexibility granted by Bapepam on the 20% sell-down requirement, the increasingly higher risk premium in financial markets and the excessively higher cost of capital globally, including in Malaysia and Indonesia, will still result in substantial impairment of Maybank's investment in BII. This in turn will affect Maybank's financial soundness and overall stability of the Malaysian financial system.

Maybank will now engage with Fullerton Financial Holdings Pte. Ltd. and Kookmin Bank on this latest decision from BNM.

This announcement is dated 25 September 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)



Form Version 2.0

General Announcement

Submitted by **MALAYAN BANKING** on **25/09/2008 06:06:25 PM**
Reference No **MB-080923-57557**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad (3813-K)**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mohd Nazlan Mohd Ghazali**
*	Designation	: **General Counsel & Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

MALAYAN BANKING BERHAD ("Maybank")
48th ANNUAL GENERAL MEETING ("AGM")

* **Contents :-**

Further to the announcement on 3 September 2008, Maybank wishes to announce that save and except for Ordinary Resolution 10, which was withdrawn from voting at the 48th AGM, all the other resolutions tabled at Maybank's 48th AGM held on Thursday 25 September 2008 were duly passed.

This annoucement is dated 25 September 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

Change in Boardroom

Submitted by **MALAYAN BANKING** on **25/09/2008 06:07:10 PM**
Reference No **MB-080925-63108**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad (3813-k)**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mohd Nazlan Mohd Ghazali**
*	Designation	: **General Counsel & Company Secretary**

---

*	Date of change	: **25/09/2008**
*	Type of change	: **Retirement**
*	Designation	: **Non-Executive Director**
*	Directorate	: ○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
*	Name	: **Teh Soon Poh**
*	Age	: **72**
*	Nationality	: **Malaysian**
*	Qualifications	: **Barrister at Law (Middle Temple)**
*	Working experience and occupation	: **Mr Teh Soon Poh held several senior positions during his career with Maybank and was the General Manager of Credit Control Division of Maybank prior to his retirement in 1992. Mr Teh Soon Poh was subsequently appointed as a director of Maybank on 21 October 1997.**
*	Directorship of public companies (if any)	: **Nil**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **Nil**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **Maybank's shares** **Direct - 181,500**
*	Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR	: ● **Yes** ○ **No**

Remarks :

Th retirement of Mr Teh Soon Poh will take effect upon the conclusion of Maybank's Annual General Meeting on 25 September 2008.



Form Version 2.0

Change in Audit Committee

Submitted by **MALAYAN BANKING** on **25/09/2008 06:07:38 PM**
Reference No **MB-080925-63561**

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Malayan Banking Berhad (3813-K)**
*	Stock name	:	**MAYBANK**
*	Stock code	:	**1155**
*	Contact person	:	**Mohd Nazlan Mohd Ghazali**
*	Designation	:	**General Counsel & Company Secretary**

*	Date of change	:	**25/09/2008**
*	Type of change	:	**Retirement**
*	Designation	:	**Member of Audit Committee**
*	Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
*	Name	:	**Teh Soon Poh**
*	Age	:	**72**
*	Nationality	:	**Malaysian**
*	Qualifications	:	**Barrister-at-Law (Temple)**
*	Working experience and occupation	:	**Mr Teh Soon Poh held several senior positions during his career with Maybank and was the General Manager of Credit Control Division of Maybank prior to his retirement in 1992. Mr Teh Soon Poh was subsequently appointed as a director of Maybank on 21 October 1997.**
*	Directorship of public companies (if any)	:	**Nil**
*	Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Maybank's shares** **Direct - 181,500**
*	Composition of Audit Committee (Name and Directorate of members after change)	:	**Tuan Haji Hashir bin Haji Abdullah (Chairman) - Independent Non-Executive Director** **Tan Sri Dato' Sri Chua Hock Chin (Member) - Independent Non-Executive Director** **Datuk Syed Tamin Ansari bin Syed Mohamed (Member) - Independent Non- Executive Director**
*	Compliance with Paragraph 15.10 (1) (c) of the LR / Rule 15.09 (1)(c) of the MMLR (after change)		● **Yes** ○ **No**

Remarks :

The retirmenet of Mr Teh Soon Poh will take effect upon the conclusion of Maybank's Annual General Meeting on 25 September 2008.


BURSA MALAYSIA

Form Version V3.0

General Announcement

Submitted by **MB_ASEAMBANKERS2** on **29/09/2008 08:57:34 AM**
Reference No **CU-080929-32034**

Submitting Investment Bank/Advisor (if applicable)	ASEAMBANKERS MALAYSIA BERHAD
Submitting Secretarial Firm (if applicable)	
Company name *	Malayan Banking Berhad
Stock name *	Maybank
Stock code *	1155
Contact person *	Lee Kuan Teck / Sarah Azreen
Designation *	Vice President / Assistant Vice President

Type * ● Announcement ○ Reply to query

Subject :* MALAYAN BANKING BERHAD ("MAYBANK" OR "COMPANY")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment

Contents :-*

(This field is to be used for the summary of the announcement)

PROPOSED ACQUISITION OF UP TO 100% EQUITY IN PT BANK INTERNASIONAL INDONESIA TBK ("BII") PURSUANT TO:

(A) PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST IN SORAK FINANCIAL HOLDINGS PTE. LTD. ("SORAK") FOR A TOTAL CASH CONSIDERATION OF APPROXIMATELY INDONESIAN RUPIAH ("RP")13.9 TRILLION OR THE EQUIVALENT OF APPROXIMATELY RM4.8 BILLION ("PROPOSED ACQUISITION"); AND

(B) TENDER OFFER BY MAYBANK ARISING FROM THE PROPOSED ACQUISITION FOR THE REMAINING EQUITY INTEREST IN BII NOT OWNED BY SORAK AND ANY NEW ORDINARY SHARES IN BII THAT MAY BE ISSUED PURSUANT TO THE EXERCISE OF OPTIONS UNDER BII'S EMPLOYEE SHARE OPTION PLAN TO BE SATISFIED IN CASH ("TENDER OFFER")

COLLECTIVELY REFERRED TO AS THE "PROPOSAL".

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Aseambankers Malaysia Berhad, on behalf of Maybank wishes to announce that Bursa Malaysia Securities Berhad has approved the Company's request for a suspension of trading of its securities from 9.00 a.m. to 5.00 p.m. on 29 September 2008 pending an announcement on the latest status of the proposed acquisition by Maybank of up to 100% of PT Bank Internasional Indonesia TBK.

This announcement is dated 29 September 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:


BURSA MALAYSIA

Form Version V3.0

General Announcement

Submitted by MB_ASEAMBANKERS2 on 30/09/2008 07:36:15 PM
Reference No CU-080930-39352

Submitting Investment Bank/Advisor (if applicable) ASEAMBANKERS MALAYSIA BERHAD
Submitting Secretarial Firm (if applicable)
Company name * Malayan Banking Berhad
Stock name * Maybank
Stock code * 1155
Contact person * Lee Kuan Teck / Sarah Azreen
Designation * Vice President / Assistant Vice President

Type * ● Announcement ○ Reply to query
Subject :* MALAYAN BANKING BERHAD ("MAYBANK" OR "COMPANY")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment

Contents :-*
(This field is to be used for the summary of the announcement)

PROPOSED ACQUISITION OF UP TO 100% EQUITY IN PT BANK INTERNASIONAL INDONESIA TBK ("BII") PURSUANT TO:

(A) PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST IN SORAK FINANCIAL HOLDINGS PTE. LTD. ("SORAK") FOR A TOTAL CASH CONSIDERATION OF APPROXIMATELY INDONESIAN RUPIAH ("RP")13.9 TRILLION OR THE EQUIVALENT OF APPROXIMATELY RM4.8 BILLION ("PROPOSED ACQUISITION"); AND

(B) TENDER OFFER BY MAYBANK ARISING FROM THE PROPOSED ACQUISITION FOR THE REMAINING EQUITY INTEREST IN BII NOT OWNED BY SORAK AND ANY NEW ORDINARY SHARES IN BII THAT MAY BE ISSUED PURSUANT TO THE EXERCISE OF OPTIONS UNDER BII'S EMPLOYEE SHARE OPTION PLAN TO BE SATISFIED IN CASH ("TENDER OFFER").

COLLECTIVELY REFERRED TO AS THE "PROPOSAL"

Announcement Details :-
(This field is for the details of the announcement, if applicable)

We refer to the announcement dated 25 September 2008 in relation to the Proposal.

Further to the conditions of the approval by Bank Negara Malaysia ("BNM") on the Proposal as announced on 25 September 2008, Maybank has been engaged in extensive discussions with Fullerton Financial Holdings Pte. Ltd. ("FFH") on meeting BNM's conditions.

Arising therefrom, Maybank has entered into a Supplemental Agreement with FFH and Kookmin Bank ("KB") dated 30 September 2008 providing, inter-alia, the following:

(i) to complete the Proposed Acquisition on 30 September 2008; and

(ii) FFH and Kookmin Bank ("KB") shall provide a combined rebate/reduction in price of SGD315.2 million or approximately RM758.9 million to the total purchase consideration payable by Maybank for the Proposed Acquisition resulting in the implicit price payable per BII share held by Sorak of Rp433.

For the avoidance of doubt, the Tender Offer will still be conducted at Rp510 per BII share.

Maybank wishes to announce that it has on 30 September 2008 completed the Proposed Acquisition. With the rebate/price reduction of SGD315.2 million or approximately RM758.9 million, the total cost of acquisition of the effective 55.6% equity interest in BII is approximately SGD1.77 billion or approximately RM4.26 billion.

This announcement is dated 30 September 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)


BURSA MALAYSIA

Form Version V3.0

General Announcement

Submitted by **MB_ASEAMBANKERS2** on **07/10/2008 07:38:38 PM**
Reference No **CU-081007-66375**

Submitting Investment Bank/Advisor (if applicable)	ASEAMBANKERS MALAYSIA BERHAD
Submitting Secretarial Firm (if applicable)	
Company name *	Malayan Banking Berhad
Stock name *	Maybank
Stock code *	1155
Contact person *	Lee Kuan Teck / Sarah Azreen
Designation *	Vice President / Assistant Vice President

Type *	● Announcement ○ Reply to query
Subject :*	MALAYAN BANKING BERHAD ("MAYBANK" OR "COMPANY")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)
PROPOSED ACQUISITION OF UP TO 100% EQUITY IN PT BANK INTERNASIONAL INDONESIA TBK ("BII") PURSUANT TO:

(A) PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST IN SORAK FINANCIAL HOLDINGS PTE. LTD. ("SORAK") FOR A TOTAL CASH CONSIDERATION OF APPROXIMATELY INDONESIAN RUPIAH ("RP")13.9 TRILLION OR THE EQUIVALENT OF APPROXIMATELY RM4.8 BILLION ("PROPOSED ACQUISITION"); AND

(B) TENDER OFFER BY MAYBANK ARISING FROM THE PROPOSED ACQUISITION FOR THE REMAINING EQUITY INTEREST IN BII NOT OWNED BY SORAK AND ANY NEW ORDINARY SHARES IN BII THAT MAY BE ISSUED PURSUANT TO THE EXERCISE OF OPTIONS UNDER BII'S EMPLOYEE SHARE OPTION PLAN TO BE SATISFIED IN CASH ("TENDER OFFER").

COLLECTIVELY REFERRED TO AS THE "PROPOSAL"

Announcement Details :-
(This field is for the details of the announcement, if applicable)
We refer to the announcement dated 30 September 2008 in relation to the Proposal.

On behalf of the Company, Aseambankers Malaysia Berhad is pleased to announce that Badan Pengawas Pasar Modal dan Lembaga Keuangan Indonesia ("Bapepam & LK") vide its letter dated 6 October 2008 in response to Maybank's letter dated 30 September 2008, has informed Maybank of the following:

(i) Bapepam & LK has no objection on proposed acquisition by Maybank of at least 15% shares in BII from certain shareholders with the price lower than the Tender Offer price of Rp 510 per share; and

(ii) Bapepam & LK has no objection to Maybank acquiring BII shares from the market at or below the proposed Tender Offer price of Rp510 per share.

Bapepam & LK has further stated that Maybank is also required to disclose the aforesaid items (1) and (2) in the announcement to undertake the Tender Offer, and acquisition of shares from the market can be executed during the period after the announcement to undertake the Tender Offer up to the effective date of the Tender Offer. Further, the Tender Offer for the remaining minority shareholders who are not participating in the sale of BII shares under items (1) and (2), must be made at the Tender Offer price of Rp510 per share.

Pursuant to the above, Maybank wishes to inform that it has entered into agreements with certain shareholders of BII to acquire a minimum of 7,947,019,338 shares in BII or approximately 16.26% of the total issued shares of BII (as of 31 March 2008) at a price of Rp433 per share. This involves a total purchase consideration of Rp3.44 trillion or approximately RM1.26 billion. With the abovementioned purchase of approximately 16.26% shares in BII, the total purchase consideration for approximately 71.86% equity interest in BII acquired by Maybank todate would amount to approximately RM5.52 billion. This represents a total reduction in price of approximately RM 987.23 million from the previously agreed price of Rp510 per share in BII. The aforesaid agreements are scheduled to be completed not later than 10 October 2008.

This announcement is dated 7 October 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)



Form Version V3.0

General Announcement

Submitted by **MB_ASEAMBANKERS2** on **10/10/2008 06:52:17 PM**
Reference No **CU-081010-60883**

Submitting Investment Bank/Advisor (if applicable)	ASEAMBANKERS MALAYSIA BERHAD
Submitting Secretarial Firm (if applicable)	
Company name *	Malayan Banking Berhad
Stock name *	Maybank
Stock code *	1155
Contact person *	Lee Kuan Teck / Sarah Azreen
Designation *	Vice President / Assistant Vice President

Type *	● Announcement ○ Reply to query
Subject :*	MALAYAN BANKING BERHAD ("MAYBANK" OR "COMPANY")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment

Contents :-*
(This field is to be used for the summary of the announcement)

PROPOSED ACQUISITION OF UP TO 100% EQUITY IN PT BANK INTERNASIONAL INDONESIA TBK ("BII") PURSUANT TO:

(A) PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST IN SORAK FINANCIAL HOLDINGS PTE. LTD. ("SORAK") FOR A TOTAL CASH CONSIDERATION OF APPROXIMATELY INDONESIAN RUPIAH ("RP")13.9 TRILLION OR THE EQUIVALENT OF APPROXIMATELY RM4.8 BILLION ("PROPOSED ACQUISITION"); AND

(B) TENDER OFFER BY MAYBANK ARISING FROM THE PROPOSED ACQUISITION FOR THE REMAINING EQUITY INTEREST IN BII NOT OWNED BY SORAK AND ANY NEW ORDINARY SHARES IN BII THAT MAY BE ISSUED PURSUANT TO THE EXERCISE OF OPTIONS UNDER BII'S EMPLOYEE SHARE OPTION PLAN TO BE SATISFIED IN CASH ("TENDER OFFER").

COLLECTIVELY REFERRED TO AS THE "PROPOSAL"

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Further to the announcement dated 7 October 2008, wherein Maybank announced that it has entered into agreements with certain shareholders of BII to acquire a minimum of 7,947,019,338 shares in BII at a price of Rp433 per share, Aseambankers Malaysia Berhad on behalf of the Company, is pleased to announce that the Company has today completed the acquisition of 7,947,019,338 shares in BII.

With the completion of this acquisition, Maybank now holds approximately 71.86% equity interest in BII.



Form Version 2.0

Change in Boardroom

Submitted by MALAYAN BANKING on 31/10/2008 06:44:33 PM
Reference No MB-081020-60683

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad (3813-K)**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mohd Nazlan Mohd Ghazali**
*	Designation	: **General Counsel & Company Secretary**

---

*	Date of change	: **31/10/2008**
*	Type of change	: **Resignation**
*	Designation	: **Others**
*	Directorate	: ● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
*	Name	: **Dato' Aminuddin Md Desa**
*	Age	: **46**
*	Nationality	: **Malaysian**
*	Qualifications	: **Diploma in Accountancy, UiTM;** **Advanced Diploma in Business Studies (Insurance) UiTM;** **Associate, Malaysian Insurance Institute;** **Associate, Chartered Insurance Institute, UK.**
*	Working experience and occupation	: **Dato' Aminuddin Md Desa had over 20 years' working experience in the insurance industry. He was the Chief Executive Officer of Takaful Nasional Sdn Bhd (now known as Etiqa Takaful Berhad) from 2001 to 2005 prior to being appointed as the Chief Executive Officer of Mayban Fortis Holdings Berhad in December 2005, a position he held until 30 November 2007. He is currently the Executive Director and Chief Financial Officer of Maybank.**
*	Directorship of public companies (if any)	: **Nil**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **Nil**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **Nil**
*	Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR	: ● **Yes** ○ **No**

Remarks :

The resignation of Dato' Aminuddin Md Desa as Executive Director and Chief Financial Officer of Maybank is in tandem with his appointment as the CEO of Mayban Fortis Holdings Berhad / Head of the Group's Insurance and Takaful Sector, effective 1 November 2008.



Form Version 2.0
General Announcement
Submitted by **MALAYAN BANKING** on **11/11/2008 06:27:01 PM**
Reference No **MB-081111-64921**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :
Acquisition of New Subsidiary - BinaFikir Sdn Bhd ("BinaFikir")

* **Contents :-**

We refer to our earlier announcement dated 27 August 2008 in relation to the Share Sale Agreement ("Share Sale Agreement") entered into between Aseambankers Malaysia Berhad, the investment banking arm of Maybank and En. Mohammed Rashdan Mohd Yusof and En. Amirul Feisal Wan Zahir for the purchase of the entire issued and paid-up capital of BinaFikir (" Proposed Acquisition").

Pursuant to Paragraph 9.19(45) of the Listing Requirements of Bursa Malaysia Securities Berhad, Maybank wishes to announce that the Proposed Acquisition pursuant to the Share Sale Agreement was completed on Friday, 7 November 2008.

This announcement is dated 11 November 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 11/11/2008 07:01:38 PM
Reference No MB-081110-38886

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

Part A1 : QUARTERLY REPORT

*** Financial Year End** : **30/06/2009**

*** Quarter** : ● **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**

*** Quarterly report for the financial period ended** : **30/09/2008**

*** The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

Maybank Group FS - Sep08.p

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2008**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
		30/09/2008	30/09/2007	30/09/2008	30/09/2007
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	3,752,834	3,922,105	3,752,834	3,922,105
2	Profit/(loss) before tax	881,774	1,014,102	881,774	1,014,102
3	Profit/(loss) for the period	570,756	751,961	570,756	751,961

4	Profit/(loss) attributable to ordinary equity holders of the parent	572,173	735,429	572,173	735,429
5	Basic earnings/(loss) per share (sen)	11.72	15.12	11.72	15.12
6	Proposed/Declared dividend per share (sen)	0.00	17.50	0.00	17.50

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	4.0846	3.9545

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2008	**30/09/2007**	**30/09/2008**	**30/09/2007**
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	2,845,922	2,910,891	2,845,922	2,910,891
2	Gross interest expense	1,580,907	1,599,324	1,580,907	1,599,324

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENTS
FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2008

Group	Note	1st Quarter Ended 30 September 2008 RM'000	1st Quarter Ended 30 September 2007 RM'000	Cumulative 3 Months Ended 30 September 2008 RM'000	Cumulative 3 Months Ended 30 September 2007 RM'000
Continuing Operations					
Interest income	A15	**2,845,922**	2,910,891	**2,845,922**	2,910,891
Interest expense	A16	**(1,580,907)**	(1,599,324)	**(1,580,907)**	(1,599,324)
Net interest income		**1,265,015**	1,311,567	**1,265,015**	1,311,567
Income from Islamic Banking Scheme operations:					
Gross operating income		**280,794**	222,419	**280,794**	222,419
Profit equalisation reserves		**1,179**	(12,869)	**1,179**	(12,869)
	A27b	**281,973**	209,550	**281,973**	209,550
		1,546,988	1,521,117	**1,546,988**	1,521,117
Non-interest income	A17	**478,749**	610,223	**478,749**	610,223
Net income		**2,025,737**	2,131,340	**2,025,737**	2,131,340
Overhead expenses	A18	**(1,216,412)**	(1,009,062)	**(1,216,412)**	(1,009,062)
Operating Profit		**809,325**	1,122,278	**809,325**	1,122,278
Allowance for losses on loans, advances and financing	A19	**(192,232)**	(108,052)	**(192,232)**	(108,052)
Write-back of allowance for non-refundable deposit	A5	**483,824**	-	**483,824**	-
		1,100,917	1,014,226	**1,100,917**	1,014,226
Share of profits in associated companies		**22,857**	(124)	**22,857**	(124)
Impairment loss in an associate	A29	**(242,000)**	-	**(242,000)**	-
Profit before taxation		**881,774**	1,014,102	**881,774**	1,014,102
Taxation & Zakat	B5	**(311,018)**	(262,141)	**(311,018)**	(262,141)
Profit for the period		**570,756**	751,961	**570,756**	751,961
Attributable to:					
Equity holders of the parent		**572,173**	735,429	**572,173**	735,429
Minority Interest		**(1,417)**	16,532	**(1,417)**	16,532
		570,756	751,961	**570,756**	751,961
Earnings per share attributable to equity holders of the parent	B12				
Basic		**11.72 sen**	15.12 sen[1]	**11.72 sen**	15.12 sen[1]
Fully diluted		**11.72 sen**	15.10 sen[1]	**11.72 sen**	15.10 sen[1]

[1] Adjusted for bonus issue of 1:4

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENTS
FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2008

Bank		1st Quarter Ended		Cumulative 3 Months Ended	
	Note	**30 September 2008 RM'000**	**30 September 2007 RM'000 (Restated)**	**30 September 2008 RM'000**	**30 September 2007 RM'000 (Restated)**
Continuing Operations					
Interest income	A15	**2,742,992**	2,741,593	**2,742,992**	2,741,593
Interest expense	A16	**(1,514,850)**	(1,511,631)	**(1,514,850)**	(1,511,631)
Net interest income		**1,228,142**	1,229,962	**1,228,142**	1,229,962
Non-interest income	A17	**268,274**	430,313	**268,274**	430,313
Net income		**1,496,416**	1,660,275	**1,496,416**	1,660,275
Overhead expenses	A18	**(941,730)**	(757,912)	**(941,730)**	(757,912)
Operating Profit		**554,686**	902,363	**554,686**	902,363
Allowance for losses on loans, advances and financing	A19	**(146,506)**	(101,862)	**(146,506)**	(101,862)
Write-back of allowance for non-refundable deposit	A5	**483,824**	-	**483,824**	-
Profit before taxation		**892,004**	800,501	**892,004**	800,501
Taxation & Zakat	B5	**(208,883)**	(199,626)	**(208,883)**	(199,626)
Profit for the period from continuing operations		**683,121**	600,875	**683,121**	600,875
Discontinued Operation					
Profit for the period from transfer of Islamic Banking operations	A30	**-**	43,051	**-**	43,051
Profit for the period		**683,121**	643,926	**683,121**	643,926

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached tp the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 30 SEPTEMBER 2008

		GROUP		BANK	
	Note	30 September 2008 RM'000	30 June 2008 RM'000	30 September 2008 RM'000	30 June 2008 RM'000
ASSETS					
Cash and short-term funds		**27,435,579**	27,644,359	**23,842,811**	24,069,617
Deposits and placements with financial institutions		**6,829,290**	8,956,515	**6,178,224**	8,795,492
Securities purchased under resale agreements		**30,356**	-	**30,356**	-
Securities portfolio	A9	**46,481,805**	36,551,156	**36,389,721**	29,711,540
Loans, advances and financing	A10	**184,299,760**	164,799,666	**142,305,516**	138,985,721
Derivative assets		**1,421,845**	830,150	**1,365,873**	828,182
Other assets	A11	**5,923,310**	3,915,687	**4,726,026**	3,040,046
Investment properties		**3,925**	3,885	**-**	-
Statutory deposits with Central Banks		**6,807,058**	5,872,414	**4,577,477**	4,939,701
Investment in subsidiaries		**-**	-	**11,205,848**	6,423,155
Interests in associates		**3,031,354**	2,218,847	**340,420**	12,055
Property, plant and equipment		**1,528,995**	1,210,833	**1,080,947**	1,062,383
Intangible assets	A28	**3,147,672**	189,729	**181,757**	182,455
Deferred tax assets		**1,299,165**	1,217,490	**1,066,332**	1,122,138
Life, general takaful and family takaful fund assets		**16,157,574**	15,689,969	**-**	-
TOTAL ASSETS		**304,397,688**	269,100,700	**233,291,308**	219,172,485
LIABILITIES					
Deposits from customers	A12	**204,946,312**	187,112,077	**157,914,438**	156,322,564
Deposits and placements of banks and other financial institutions	A13	**32,707,225**	24,554,106	**34,049,343**	25,847,297
Obligations on securities sold under repurchase agreements		**878,960**	322,371	**485,577**	322,371
Bills and acceptances payable		**5,486,337**	4,792,302	**4,916,889**	4,396,381
Derivative liabilities		**1,435,738**	1,055,097	**1,358,495**	1,027,048
Other liabilities	A14	**8,193,300**	5,248,563	**4,518,276**	3,919,074
Recourse obligation on loans sold to Cagamas		**820,464**	1,274,069	**820,464**	1,274,069
Provision for taxation and zakat		**399,555**	435,483	**272,089**	390,327
Deferred tax liabilities		**52,309**	51,862	**-**	-
Subordinated obligations	A13	**5,582,977**	4,975,723	**5,026,998**	4,975,723
Capital Securities	A13	**6,028,317**	3,497,316	**6,028,317**	3,497,316
Life, general takaful and family takaful fund liabilities		**4,060,969**	4,032,822	-	-
Life, general takaful and family takaful policy holders' funds		**12,096,605**	11,657,147	-	-
TOTAL LIABILITIES		**282,689,068**	249,008,938	**215,390,886**	201,972,170

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 30 SEPTEMBER 2008

	Note	GROUP		BANK	
		30 September 2008 RM'000	30 June 2008 RM'000	30 September 2008 RM'000	30 June 2008 RM'000
SHAREHOLDERS' EQUITY					
Share capital		**4,881,146**	4,881,123	**4,881,146**	4,881,123
Reserves		**15,056,140**	14,421,370	**13,019,276**	12,319,192
		19,937,286	19,302,493	**17,900,422**	17,200,315
Minority Interest		**1,771,334**	789,269	-	-
Total equity		**21,708,620**	20,091,762	**17,900,422**	17,200,315
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**304,397,688**	269,100,700	**233,291,308**	219,172,485
COMMITMENTS AND CONTINGENCIES	A24	**250,566,531**	204,216,762	**230,929,490**	192,079,393
CAPITAL ADEQUACY	A26				
Based on credit and market risks:					
Without deducting dividend payable *					
Core capital ratio		**9.50%**	10.56%	**11.17%**	11.29%
Risk-weighted capital ratio		**13.25%**	14.42%	**11.17%**	12.50%
After deducting dividend payable					
Core capital ratio:		**9.20%**	10.21%	**10.76%**	10.88%
Risk-weighted capital ratio:		**12.94%**	14.08%	**10.76%**	12.09%
Net assets per share attributable to equity holders of the parent		**RM4.08**	RM3.95	**RM3.67**	RM3.52

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the proposed dividends for respective financial years were not deducted.

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FIRST FINANCIAL QUARTER ENDED 30 SEPTEMBER 2008

GROUP	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Share Option Reserve RM'000	Distributable Retained Profits RM'000	Total Shareholders' Equity RM'000	Minority Interests RM'000	Total Equity RM'000
	<====================== Non Distributable					======================>					
At 1 July 2008	4,881,123	2,097,011	4,573,636	15,250	(416,340)	(41,752)	63,069	8,130,496	**19,302,493**	789,269	**20,091,762**
Currency translation differences	-	-	-	-	-	38,642	-	-	**38,642**	608	**39,250**
Acquisition of an Interest by Minority Interest										996,628	**996,628**
Unrealised net loss on revaluation of securities available-for-sale	-	-	-	-	23,687	-	-	-	**23,687**	(13,754)	**9,933**
Net accretion from decreased interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-
Net gain/(loss) not recognised in the income statement	-	-	-	-	23,687	38,642	-	-	**62,329**	983,482	**1,045,811**
Net profit for the period	-	-	-	-	-	-	-	572,173	**572,173**	(1,417)	**570,756**
Total recognised income/(expense) for the period	-	-	-	-	23,687	38,642	-	572,173	**634,502**	982,065	**1,616,567**
Share-based payment under ESOS	-	-		-	-	-	122	-	**122**	-	**122**
Transfer to/from statutory reserves	-	-	171,000	-	-	-	-	(171,000)	-	-	-
Issue of ordinary shares pursuant to ESOS	23	146	-	-	-	-	-	-	**169**	-	**169**
Dividend paid	-	-	-	-	-	-	-	-	-	-	-
At 30 September 2008	4,881,146	2,097,157	4,744,636	15,250	(392,653)	(3,110)	63,191	8,531,669	**19,937,286**	1,771,334	**21,708,620**

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FIRST FINANCIAL QUARTER ENDED 30 SEPTEMBER 2008

	<==================== Non Distributable ====================>							Distributable			
GROUP	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Share Option Reserves RM'000	Retained Profits RM'000	Total Shareholders' Equity RM'000	Minority Interests RM'000	Total Equity RM'000
At 1 July 2007	3,889,225	2,935,570	3,921,988	15,250	405,588	(83,994)	61,228	8,052,801	**19,197,656**	670,492	**19,868,148**
Currency translation differences	-	-	410	-	-	(2,795)	-	-	**(2,385)**	-	**(2,385)**
Unrealised net gain on revaluation of securities										-	-
available for sale					(79,360)	-	-	-	**(79,360)**	-	**(79,360)**
Net accretion from decreased interest in subsidaries	-	-	-	-	-	-	-	25,683	**25,683**	(25,683)	**-**
Net gain/(loss) not recognised in the income statement	-	-	410	-	(79,360)	(2,795)	-	25,683	**(56,062)**	(25,683)	**(81,745)**
Net Profit for the period	-	-	-	-	-	-	-	735,429	**735,429**	16,532	**751,961**
Total recognised income/(expense) for the period	-	-	410	-	(79,360)	(2,795)	-	761,112	**679,367**	(9,151)	**670,216**
Share-based payment under ESOS	-	-	-	-	-	-	1,061	-	**1,061**	-	**1,061**
Transfer to statutory reserves	-	-	161,000	-	-	-	-	(161,000)	**-**	-	**-**
Issue of ordinary shares pursuant to ESOS	3,266	28,794	-	-	-	-	-	-	**32,060**	-	**32,060**
At 30 September 2007	3,892,491	2,964,364	4,083,398	15,250	326,228	(86,789)	62,289	8,652,913	19,910,144	661,341	**20,571,485**

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FIRST FINANCIAL QUARTER ENDED 30 SEPTEMBER 2008

BANK	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Share Option Reserves RM'000	Distributable Retained Profits RM'000	Total Equity RM'000
	<===Non Distributable					===>		
At 1 July 2008	4,881,123	2,097,011	4,483,770	(400,753)	94,730	63,069	5,981,365	**17,200,315**
Currency translation differences	-	-	-	-	(11,171)	-	-	**(11,171)**
Unrealised net gain on revaluation of securities available for sale	-	-	-	27,866	-	-	-	**27,866**
Net gain/(loss) not recognised in the income statement	-	-	-	27,866	(11,171)	-	-	**16,695**
Net profit for the period	-	-	-	-	-	-	683,121	**683,121**
Total recognised income/(expense) for the period	-	-	-	27,866	(11,171)	-	683,121	**699,816**
Share-based payment under ESOS	-	-	-	-	-	122	-	**122**
Transfer to statutory reserve	-	-	171,000	-	-	-	(171,000)	**-**
Issue of ordinary shares pursuant to ESOS	23	146	-	-	-	-	-	**169**
Dividend paid	-	-	-	-	-	-	-	**-**
At 30 September 2008	4,881,146	2,097,157	4,654,770	(372,887)	83,559	63,191	6,493,486	**17,900,422**

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FIRST FINANCIAL QUARTER ENDED 30 SEPTEMBER 2008

BANK	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Other Reserves RM'000	Distributable Retained Profits RM'000	Total Equity RM'000
	<========Non Distributable				========>			
At 1 July 2007	3,889,225	2,935,570	3,889,770	283,264	8,660	61,228	6,386,121	**17,453,838**
Currency translation differences	-	-	(41)	-	6,141	-	-	**6,100**
Unrealised net gain on revaluation of securities available-for-sale	-	-	-	(107,404)	-	-	-	**(107,404)**
Net gain/(loss) not recognised in the income statement	-	-	(41)	(107,404)	6,141	-	-	**(101,304)**
Net profit for the period	-	-	-	-	-	-	643,926	**643,926**
Total recognised income/(expense) for the period	-	-	(41)	(107,404)	6,141	-	643,926	**542,622**
Share-based payment under ESOS	-	-	-	-	-	1,061	-	**1,061**
Transfer to Statutory Reserves	-	-	161,000	-	-	-	(161,000)	**-**
Issue of ordinary shares pursuant to ESOS	3,266	28,794	-	-	-	-	-	**32,060**
At 30 September 2007	3,892,491	2,964,364	4,050,729	175,860	14,801	62,289	6,869,047	**18,029,581**

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

Part A: Explanatory Notes Pursuant to Financial Reporting Standard 134 ("FRS 134") and Revised Guidelines on Financial Reporting for Licensed Institutions (BNM/GP8) Issued by Bank Negara Malaysia

A1. Basis of Preparation

The condensed interim financial statements of the Group and of the Bank have been prepared under the historical cost convention except for the following assets and liabilities that are stated at fair values: securities held-for-trading and available-for-sale, derivative financial instruments and investment properties.

The condensed interim financial statements were not audited and have been prepared in accordance with the requirements of FRS 134: Interim Financial Reporting and Chapter 9, part K of the Listing Requirements of Bursa Malaysia Securities Berhad. The condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008. These explanatory notes attached to the audited condensed interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group and the Bank since the year ended 30 June 2008.

The significant accounting policies and methods of computation applied by the Group and the Bank are consistent with those adopted in the most recent audited annual financial statements for the year ended 30 June 2008.

The allowance for doubtful debts and financing of the Group and the Bank are computed based on the requirements of BNM/GP3, which is consistent with the adoption made in the previous audited annual financial statements. Specific allowances are made for doubtful debts which have been individually reviewed and specifically identified as bad and doubtful. Additional allowances are made for long outstanding non-performing loans aged more than five years. In addition, a general allowance based on a certain percentage of total risk-weighted assets for credit risk, which takes into account all balance sheet items and their perceived credit risk levels, is maintained.

A2. Significant Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving higher degree of judgement and complexity, are as follows:

(i) **Fair Value Estimation of Securities Held-for-trading (Note 9(i)), Securities Available-for-sale (Note 9(ii)) and Derivative Financial Instruments**

The fair value of securities and derivatives that are not traded in an active market are determined using valuation techniques based on assumptions of market conditions existing at the balance sheet date, including reference to quoted market prices and independent dealer quotes for similar securities and discounted cash flows method.

(ii) **Valuation of Investment Properties**

The measurement of the fair value for investment properties is arrived at by reference to market evidence of transaction prices for similar properties and is performed by professional independent valuers.

A2. Significant Accounting Estimates and Judgments (contd.)

(iii) Impairment of Goodwill

The Group tests annually whether the goodwill that has an indefinite life has suffered any impairment by measuring the recoverable amount of the goodwill based on the value-in-use method, which requires the use of estimates of cash flow projections, growth rates and discount rates. Changes to the assumptions used by management, particularly the discount rate and the terminal growth rate, may significantly affect the results of the impairment.

(iv) Impairment of Other Intangible Assets

The Group's and the Bank's intangible assets that can be separated and sold and have a finite useful life are amortised over their estimated useful life.

The determination of the estimated useful life of these intangible assets requires the Bank's management to analyse the circumstances, the industry and market practice and also to use judgment. At each balance sheet date, or more frequently when events or changes in circumstances dictate, intangible assets are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the assets with its recoverable amount.

(v) Liabilities of Insurance Business

The actuarial estimate of future contingent policy liabilities is computed in accordance with the standards and basis prescribed under the Insurance Act and Regulations, and uses a level net premium methodology with allowances for acquisition costs through the application of a zilmer or full preliminary term adjustments, whichever produces higher reserves.

For general claims, reserve is made upon notification of a new claim where the potential liability will be assessed based on information available. Where little or no information is available, a "blind" reserve will be used. The blind reserves are based on class of business and are reviewed annually in line with Bank Negara Malaysia guidelines. As and when more information becomes available regarding a claim, the reserve is amended accordingly.

(vi) Deferred Tax and Income Taxes

The Group and the Bank is subject to income taxes in many jurisdictions and significant judgment is required in estimating the provision for income taxes. There are many transactions and interpretations of tax law for which the final outcome will not be established until some time later. Liabilities for taxation are recognized based on estimates of whether additional taxes will be payable. The estimation process includes seeking expert advice where appropriate. Where the final liability for taxation is different from the amounts that were initially recorded, the differences will affect the income tax and deferred tax provisions in the period in which the estimate is revised or the final liability is established.

A2. Significant Accounting Estimates and Judgments (contd.)

(vii) Allowances for Bad and Doubtful Debts

The Group and Bank review the doubtful loans, advances and financing at each reporting date to assess whether allowances for impairment should be recorded in the financial statements. In particular, judgement is required in the identification of doubtful loans and the estimation of realisation amount from the doubtful loans when determining the level of allowance required.

The Group and Bank have adopted certain criteria in the identification of doubtful loans, which include classifying loans as non-performing when repayments are in arrears for more than three (3) months (one (1) month after maturity date for trade bills, bankers' acceptances and trust receipts). Specific allowances for doubtful loans are provided after taking into consideration of the values assigned to collateral. The values assigned to collateral are estimated based on market value and/or forced sales value, as appropriate and conforms to BNM guidelines. In addition to the specific allowances made, the Group and Bank also make general allowance against exposure not specifically identified based on a certain percentage of total risk-weighted assets for credit risk. Such estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

A3. Auditors' Report on Preceding Annual Financial Statements

The auditors' report on the audited annual financial statements for the financial year ended 30 June 2008 was not qualified.

A4. Seasonal or Cyclical Factors

The operations of the Group and the Bank were not materially affected by any seasonal or cyclical factors in the first financial quarter ended 30 September 2008.

A5. Unusual Items Due to Their Nature, Size or Incidence

During the quarter ended 30 September 2008, the Group and the Bank had made a write-back in allowance for non-refundable deposit of RM483.8 million in the financial statements arising from the reinstatement of approval by Bank Negara Malaysia, and the subsequent completion of the proposed acquisition of Sorak Financial Holdings Pte Ltd, the controlling shareholder of PT Bank Internasional Indonesia TBk. The said allowance was made in the previous financial year ended 30 June 2008 due to the revocation of approval by Bank Negara Malaysia on the proposed acquisition. (Refer to Note B8 (c))

A6. Changes in Estimates

There were no material changes in estimates during the quarter ended 30 September 2008.

A7. Changes in Debt and Equity Securities

Save as disclosed below, there were no cancellations, share buy-backs, resale of shares bought back and repayment of debt and equity securities by the Bank.

(a) Issuance of Shares

The issued and paid-up share capital of the Bank was increased from RM4,881,123,401 as at 30 June 2008 to RM4,881,145,901 as at 30 September 2008, from the issuance of 22,500 new ordinary as follows:

Issuance of 22,500 new ordinary shares of RM1.00 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS), plus 4,500 bonus shares granted upon exercise of the options after bonus declaration, at the following option prices:

Number of shares issued	Option price per share	No. of bonus shares issued:
15,100	RM 9.23	3,775
1,100	RM 9.87	275
800	RM 9.92	200
1,000	RM10.19	250

(b) Innovative Tier 1 Capital Securities (IT1CS)

On 11 August 2008, Maybank issued SGD600 million IT1CS Callable with Step-up in 2018 under its RM4.0 billion Innovative Tier 1 Capital Securities Programme. The SGD IT1CS bear a fixed interest rate payment from and including 11 August 2008 to (but excluding) 11 August 2018 (the First Reset Date), payable semi annually in arrear on 11 February and 11 August in each year commencing on 11 February 2009. The SGD IT1CS has a principal stock settlement mechanism to redeem the IT1CS on the 60th year from the date of issuance. The Bank, however, has the option to redeem the IT1CS on the 10th anniversary of the issue date and on any interest payment date thereafter. On the 10th anniversary of the issue date, there will be a step-up in the interest rate to a floating rate, reset quarterly, at the initial credit spread plus 100 basis points above the three month SGD Swap Offer Rate.

As part of its overall IT1CS Programme, Maybank had also on 25 September 2008 issued RM1.10 billion of IT1CS. The RM IT1CS which matures on 25 September 2068 also bear a fixed interest rate and is callable on 25 September 2018 and on every interest payment date thereafter. On the 10th anniversary of the issue date, there will be a step-up in the interest rate to a floating rate, reset quarterly, at the initial credit spread plus 100 basis points above the Kuala Lumpur Inter-Bank Offer Rate for 3-months RM deposits.

The IT1CS will constitute direct, unsecured and subordinated obligations of the Bank and will rank pari passu and without any preference among themselves, and will rank pari passu with other Tier 1 securities.

A8. Dividends Paid

There was no dividend paid during the quarter ended 30 September 2008.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A9. Securities Portfolio

	Note	Group 30 September 2008 RM'000	Group 30 June 2008 RM'000	Bank 30 September 2008 RM'000	Bank 30 June 2008 RM'000
Securities held-for-trading	(i)	**2,210,712**	880,794	**1,625,772**	418,170
Securities available-for-sale	(ii)	**43,055,543**	34,484,135	**34,093,813**	28,620,398
Securities held-to-maturity	(iii)	**1,215,550**	1,186,227	**670,136**	672,972
		46,481,805	**36,551,156**	**36,389,721**	29,711,540

A9. (i) Securities Held-for-trading

	Group 30 September 2008 RM'000	Group 30 June 2008 RM'000	Bank 30 September 2008 RM'000	Bank 30 June 2008 RM'000
At Fair value				
Money Market Instruments:-				
Malaysian Government Securities	**168,083**	38,947	**168,083**	38,947
Malaysian Government Treasury Bills	**19,866**	19,917	**19,866**	19,917
Malaysian Government Investment Issues	**25,148**	9,536	**25,148**	9,536
Bank Negara Malaysia Monetary Notes	**1,135,862**	4,112	**1,135,862**	4,112
Foreign Government Securities	**66,631**	268	-	-
Foreign Certificates of Deposits	**15,400**	-	-	-
Total Money Market Instruments	**1,430,990**	72,780	**1,348,959**	72,512
Quoted securities:				
Shares	**19,762**	23,689	**19,762**	23,689
	19,762	23,689	**19,762**	23,689
Unquoted securities:				
Malaysian Government Bonds	-	35,189	-	35,189
Private and Islamic Debt Securities in Malaysia	**502,909**	462,356	-	-
Foreign Private Debt Securities	**257,051**	286,780	**257,051**	286,780
	759,960	784,325	**257,051**	321,969
Total securities held-for-trading	**2,210,712**	880,794	**1,625,772**	418,170

A9. (ii) Securities Available-for-sale

	Group 30 September 2008 RM'000	Group 30 June 2007 RM'000	Bank 30 September 2008 RM'000	Bank 30 June 2007 RM'000
At Fair value, or cost less impairment losses for certain unquoted equity instruments				
Money market instruments:-				
Malaysian Government Securities	**6,144,462**	4,779,401	**5,531,942**	4,339,911
Malaysian Treasury Bills	-	29,915	-	29,915
Cagamas Bonds	**419,078**	552,925	**336,348**	330,348
Foreign Government Securities	**6,721,614**	3,699,181	**3,641,369**	3,602,495
Malaysian Government Investment Issues	**5,929,656**	4,144,204	**4,035,109**	2,643,988
Bank Negara Malaysia Bills	**99,828**	49,962	**99,828**	49,962
Foreign Government Treasury Bills	**1,690,945**	943,965	**1,555,004**	817,769
Negotiable Instruments of Deposits	**1,306,946**	907,399	**3,569,941**	2,868,290
Bankers' Acceptances and Islamic Accepted Bills	**2,727,129**	1,955,570	**2,277,992**	1,278,786
Khazanah Bonds	**861,392**	889,737	**353,774**	345,341
Bank Negara Malaysia Sukuk Ijarah Bonds	-	-	-	-
Bank Negara Malaysia Monetary Notes	**399,820**	787,150	**399,820**	787,150
Foreign Certificates of Deposits	**173,906**	216,237	-	-
Total Money Market Instruments	**26,474,776**	18,955,646	**21,801,127**	17,093,955

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A9. Securities Portfolio (contd)

A9. (ii) Securities Available-for-sale (contd)

	Group		Bank	
	30 September 2008 RM'000	30 June 2008 RM'000	30 September 2008 RM'000	30 June 2008 RM'000
Quoted Securities: -				
In Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	**428,187**	508,255	**157,318**	165,835
Outside Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	**79,012**	106,536	**36,546**	58,150
	507,199	614,791	**193,864**	223,985
Unquoted Securities:-				
Shares, trust units and loan stocks in Malaysia	**742,236**	777,089	**501,107**	507,187
Shares, trust units and loan stocks outside Malaysia	**34,529**	32,152	**16,491**	15,776
Islamic Private Debt Securities in Malaysia	**9,837,853**	9,164,822	**7,002,046**	6,191,994
Malaysian Government Bonds	**329,749**	314,664	**329,749**	314,664
Foreign Government Bonds	**77,375**	73,138	**-**	-
Foreign Islamic Private Debt Securities	**4,819,122**	4,306,821	**4,016,725**	4,027,825
Credit Linked Notes	**232,704**	245,012	**232,704**	245,012
Malaysia Global Sukuk	**-**	-	**-**	-
	16,073,568	14,913,698	**12,098,822**	11,302,458
Total securities available-for-sale	**43,055,543**	34,484,135	**34,093,813**	28,620,398

A9. (iii) Securities Held-To-Maturity

	Group		Bank	
	30 September 2008 RM'000	30 June 2008 RM'000	30 September 2008 RM'000	30 June 2008 RM'000
At Amortised cost less impairment losses				
Money market instruments:-				
Malaysian Government Securities	**122,921**	103,635	**103,035**	103,076
Cagamas Bonds	**13,404**	13,409	**1,670**	1,670
Foreign Government Securities	**133,866**	152,962	**-**	-
Malaysian Government Investment Issues	**10,178**	80	**-**	-
Total Money Market Instruments	**280,369**	270,086	**104,705**	104,746
Unquoted Securities:-				
Private and Islamic Debt Securities in Malaysia	**336,263**	355,443	**46,175**	76,265
Malaysian Government Bonds	**44,756**	42,559	**44,756**	42,559
Foreign Government Bonds	**-**	-	**-**	-
Foreign Islamic Private Debt Securities	**571,298**	535,275	**491,621**	466,523
Credit Linked Note	**-**	-	**-**	-
Others	**2,044**	2,044	**2,044**	2,044
	954,361	935,321	**584,596**	587,391
Accumulated impairment losses	**(19,180)**	(19,180)	**(19,165)**	(19,165)
Total securities held-to-maturity	**1,215,550**	1,186,227	**670,136**	672,972

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing

	Group		Bank	
	30 September 2008 RM'000	30 June 2008 RM'000	30 September 2008 RM'000	30 June 2008 RM'000
Overdrafts	**14,453,032**	13,991,903	**11,382,493**	11,940,569
Term loans				
- Housing loans/financing	**34,166,571**	30,529,958	**27,237,480**	25,677,249
- Syndicated loan/financing	**12,394,655**	11,307,954	**9,295,686**	8,899,119
- Hire purchase receivables	**34,726,893**	31,767,799	**22,854,752**	22,931,657
- Lease receivables	**3,489**	3,796	**3,489**	3,796
- Other loans/financing	**50,167,644**	45,469,560	**34,102,108**	33,302,664
Credit card receivables	**4,031,360**	3,459,441	**3,551,377**	3,459,441
Bills receivable	**2,021,548**	2,130,068	**1,956,063**	2,026,654
Trust receipts	**2,918,300**	2,216,693	**2,350,740**	2,001,697
Claims on customers under acceptance credits	**14,251,731**	13,728,112	**10,103,528**	9,661,171
Loans/financing to banks and other financial institutions	**11,911,523**	9,580,463	**10,234,237**	9,580,173
Revolving credits	**20,449,387**	17,486,917	**16,850,294**	17,064,091
Staff loans	**1,392,901**	1,213,646	**971,468**	954,499
Housing loans to				
- Executive directors of subsidiaries	**914**	972	**914**	972
Others	**524,616**	121,139	**-**	-
	203,414,564	183,008,421	**150,894,629**	147,503,752
Unearned interest and income	**(12,191,156)**	(11,791,307)	**(3,178,640)**	(3,215,208)
Gross loans, advances and financing	**191,223,408**	171,217,114	**147,715,989**	144,288,544
Allowances for bad and doubtful debts and financing:				
- specific	**(3,445,304)**	(3,229,837)	**(2,652,854)**	(2,574,307)
- general	**(3,478,344)**	(3,187,611)	**(2,757,619)**	(2,728,516)
Net loans, advances and financing	**184,299,760**	164,799,666	**142,305,516**	138,985,721

(ii) By type of customer

	Group		Bank	
	30 September 2008 RM'000	30 June 2008 RM'000	30 September 2008 RM'000	30 June 2008 RM'000
Domestic operations:				
Domestic non-bank financial institutions				
- Stockbroking companies	**73,763**	136,032	**73,584**	135,853
- Others	**11,805,718**	10,802,344	**9,944,918**	9,273,341
Domestic business enterprise				
- Small and medium enterprise	**27,245,207**	28,374,741	**22,649,946**	23,561,485
- Others	**25,795,039**	23,931,302	**22,537,907**	20,970,409
Government and statutory bodies	**164,446**	176,827	**54,943**	65,314
Individuals	**58,891,903**	58,017,124	**45,760,667**	45,534,182
Other domestic entities	**148,742**	164,327	**27,812**	31,767
Foreign entities	**517,255**	483,202	**453,610**	423,877
Total domestic operations	**124,642,073**	122,085,899	**101,503,387**	99,996,228

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing (contd)

(i) By type of customer (contd)

	Group		Bank	
	30 September 2008 RM'000	30 June 2008 RM'000	30 September 2008 RM'000	30 June 2008 RM'000
Overseas operations:				
Singapore	**38,369,425**	36,976,691	**38,369,425**	36,976,691
Hong Kong SAR	**2,971,937**	2,734,133	**2,971,937**	2,734,133
United States of America	**1,338,989**	1,230,560	**1,338,989**	1,230,560
People's Republic of China	**831,885**	799,411	**831,885**	799,411
Vietnam	**626,920**	549,621	**626,920**	549,621
United Kingdom	**1,324,085**	1,299,853	**1,324,085**	1,299,853
Brunei	**120,161**	155,298	**120,161**	155,298
Cambodia	**216,800**	174,885	**216,800**	174,885
Bahrain	**412,400**	371,864	**412,400**	371,864
Labuan offshore	**4,064,167**	3,825,321	-	-
Philippines	**831,668**	766,221	-	-
Indonesia	**15,418,449**	197,991	-	-
Papua New Guinea	**54,449**	49,366	-	-
	66,581,335	49,131,215	**46,212,602**	44,292,316
Gross loans, advances and financing	**191,223,408**	171,217,114	**147,715,989**	144,288,544

(ii) By interest/profit rate sensitivity

	Group 30 September 2008 RM'000	Group 30 June 2008 RM'000	Bank 30 September 2008 RM'000	Bank 30 June 2008 RM'000
Fixed rate				
- Housing loans/financing	**11,531,573**	11,057,861	**7,502,664**	6,905,007
- Hire purchase receivables	**27,448,263**	26,744,656	**19,319,264**	19,384,816
- Other fixed rate loans/financing	**16,733,756**	13,673,676	**10,663,244**	10,316,056
Variable rate				
- Base lending rate plus	**61,451,841**	59,250,264	**57,965,572**	55,866,545
- Cost plus	**20,932,645**	20,383,788	**16,456,000**	16,038,791
- Other variable rates	**53,125,330**	40,106,869	**35,809,245**	35,777,329
Gross loans, advances and financing	**191,223,408**	171,217,114	**147,715,989**	144,288,544

(ii) Total loans by economic purpose

	Group		Bank	
	30 September 2008 RM'000	30 June 2008 RM'000	30 September 2008 RM'000	30 June 2008 RM'000
Domestic operations:				
Purchase of securities	**10,358,912**	10,336,662	**10,125,318**	10,132,879
Purchase of transport vehicles	**18,484,729**	17,791,196	**9,943,258**	9,958,723
- less Islamic loans sold to Cagamas	**(565,681)**	(611,346)	-	-
Purchase of landed properties				
- residential	**24,485,493**	24,269,350	**19,025,816**	18,752,859
- non-residential	**6,382,112**	6,429,515	**5,756,416**	5,812,909
- less Islamic housing loans sold to Cagamas	**(351,266)**	(362,256)	-	-
Purchase of fixed assets (exclude landed properties)	**3,466**	3,798	**3,466**	3,798
Personal use	**3,383,698**	3,326,392	**3,034,058**	2,982,302
Credit card	**3,318,214**	3,196,102	**3,318,084**	3,196,102
Purchase of consumer durables	**14,294**	12,283	**14,102**	12,155
Construction	**5,313,894**	5,456,547	**4,349,293**	4,590,098
Working capital	**52,954,905**	51,294,293	**45,243,618**	43,778,260
Others	**859,303**	943,363	**689,958**	776,143
Total domestic operations	**124,642,073**	122,085,899	**101,503,387**	99,996,228

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing (contd)

(ii) Total loans by economic purpose (contd)

	Group		Bank	
	30 September 2008 RM'000	30 June 2008 RM'000	30 September 2008 RM'000	30 June 2008 RM'000
Overseas operations:				
Singapore	**38,369,425**	36,976,691	**38,369,425**	36,976,691
Hong Kong SAR	**2,971,937**	2,734,133	**2,971,937**	2,734,133
United States of America	**1,338,989**	1,230,560	**1,338,989**	1,230,560
People's Republic of China	**831,885**	799,411	**831,885**	799,411
Vietnam	**626,920**	549,621	**626,920**	549,621
United Kingdom	**1,324,085**	1,299,853	**1,324,085**	1,299,853
Brunei	**120,161**	155,298	**120,161**	155,298
Cambodia	**216,800**	174,885	**216,800**	174,885
Bahrain	**412,400**	371,864	**412,400**	371,864
Labuan Offshore	**4,064,167**	3,825,321	-	-
Philippines	**831,668**	766,221	-	-
Indonesia	**15,418,449**	197,991	-	-
Papua New Guinea	**54,449**	49,366	-	-
	66,581,335	49,131,215	**46,212,602**	44,292,316
Gross loans, advances and financing	**191,223,408**	171,217,114	**147,715,989**	144,288,544

(iii) Non-performing loans by economic purpose

	Group		Bank	
	30 September 2008 RM'000	30 June 2008 RM'000	30 September 2008 RM'000	30 June 2008 RM'000
Domestic operations:				
Purchase of securities	**239,364**	235,595	**140,079**	141,008
Purchase of transport vehicles	**137,967**	113,949	**105,039**	85,480
Purchase of landed properties				
- residential	**2,027,815**	2,054,284	**1,524,770**	1,540,594
- non-residential	**375,094**	384,991	**329,588**	341,498
Purchase of fixed assets (exclude landed properties)	-	-	-	-
Personal use	**202,342**	205,453	**168,690**	170,885
Credit card	**40,723**	39,488	**40,723**	39,488
Purchase of consumer durables	**1,199**	1,073	**1,198**	1,069
Construction	**363,339**	413,657	**267,301**	277,209
Working capital	**2,728,986**	2,583,576	**2,376,794**	2,273,731
Others	**11,388**	33,895	**6,734**	28,896
Total domestic operations	**6,128,217**	6,065,961	**4,960,916**	4,899,858
Overseas operations:				
Singapore	**238,837**	237,782	**238,837**	237,782
Hong Kong SAR	**26,246**	25,716	**26,246**	25,716
Brunei	**5,458**	41,076	**5,458**	41,076
Vietnam	**20,952**	9,488	**20,952**	9,488
People's Republic of China	**292**	292	**292**	292
Cambodia	-	-	-	-
Labuan Offshore	**64,281**	61,287	-	-
Papua New Guinea	**2,644**	3,073	-	-
Philippines	**25,618**	27,773	-	-
Indonesia	**396,688**	-	-	-
	781,016	406,487	**291,785**	314,354
	6,909,233	6,472,448	**5,252,701**	5,214,212

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing (contd)

(iv) Movement in non-performing loans, advances and financing ("NPL") are as follows:

	Group		Bank	
	30 September 2008 RM'000	**30 June 2008 RM'000**	**30 September 2008 RM'000**	**30 June 2008 RM'000**
At beginning of the year	**6,472,448**	8,258,214	**5,214,212**	8,054,673
Non-performing during the year	**798,244**	3,894,201	**651,389**	3,471,106
Reclassified as performing	**(369,643)**	(2,304,117)	**(275,669)**	(2,070,771)
Acquired upon acquisition of a subsidiary	**396,688**	-	**-**	-
Recovered during the year	**(243,882)**	(1,740,968)	**(216,496)**	(1,511,268)
Amount written off	**(173,064)**	(1,569,501)	**(143,540)**	(1,420,809)
Converted to Securities	**-**	(47,188)	**-**	(47,188)
Converted to Properties	**-**	(5,700)	**-**	(5,700)
Amount transferred to Maybank Islamic Bhd	**-**	-	**-**	(1,245,328)
Sale of NPL	**-**	(97,615)	**-**	(97,615)
Exchange differences and expenses debited	**28,442**	85,122	**22,805**	87,112
At end of the year	**6,909,233**	6,472,448	**5,252,701**	5,214,212
Less: Specific allowance	**(3,445,304)**	(3,229,837)	**(2,652,854)**	(2,574,307)
Net non-performing loans, advances and financing	**3,463,929**	3,242,611	**2,599,847**	2,639,905
Net NPL as a% of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	**1.84%**	1.92%	**1.79%**	1.86%

(v) Movement in specific allowance for bad and doubtful debts (and financing) accounts are as follows:

	Group		Bank	
	30 September 2008 RM'000	**30 June 2008 RM'000**	**30 September 2008 RM'000**	**30 June 2008 RM'000**
Specific Allowance				
At beginning of the year	**3,229,837**	3,875,219	**2,574,307**	3,696,358
Allowance made during the year	**417,521**	1,649,562	**350,540**	1,451,779
Amount written back in respect of recoveries	**(158,645)**	(701,148)	**(128,808)**	(563,134)
Acquired upon acquisition of a subsidiary	**127,079**	-	**-**	-
Amount written off	**(173,064)**	(1,569,501)	**(143,540)**	(1,420,809)
Transfer to general allowance	**-**	(7,366)	**-**	(4,302)
Transferred to impairment losses in value of securities	**-**	(8,651)	**-**	(8,651)
Transfer to restructured/rescheduled loans	**(2,159)**	(15,636)	**(2,159)**	(15,636)
Amount transferred to Maybank Islamic Bhd	**-**	-	**-**	(579,816)
Exchange differences	**4,735**	7,358	**2,514**	18,518
At end of the year	**3,445,304**	3,229,837	**2,652,854**	2,574,307

(vi) Movement in general allowance for bad and doubtful debts (and financing) accounts are as follows:

	Group 30 September 2008	Group 30 June 2008	Bank 30 September 2008	Bank 30 June 2008
General Allowance				
At beginning of the year	**3,187,611**	2,757,315	**2,728,516**	2,613,274
Allowance made during the year	**40,117**	437,587	**26,289**	407,326
Amount written back	**(575)**	(22,418)	**-**	-
Amount transferred to Maybank Islamic Bhd	**-**	-	**-**	(307,891)
Acquired upon acquisition of a subsidiary	**244,399**	-	**-**	-
Transfer from specific allowance	**-**	7,366	**-**	4,302
Exchange differences	**6,792**	7,761	**2,814**	11,505
At end of the year	**3,478,344**	3,187,611	**2,757,619**	2,728,516
As % of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance)	**1.84%**	1.89%	**1.90%**	1.93%

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A11. Other Assets

	Group		Bank	
	30 September 2008 RM'000	30 June 2008 RM'000	30 September 2008 RM'000	30 June 2008 RM'000
Interest receivables	**1,111,226**	825,087	**841,471**	759,031
Prepayments and deposits	**647,786**	452,537	**424,447**	415,148
Other debtors	**3,903,658**	2,395,812	**3,397,547**	1,803,306
Tax Recoverable	**124,475**	117,874	**-**	-
Properties -Foreclosed & Acquired in satisfaction of Loan	**136,165**	124,377	**62,561**	62,561
	5,923,310	3,915,687	**4,726,026**	3,040,046

A12. Deposits from Customers

	Group		Bank	
Fixed deposits and negotiable instruments of deposits				
- One year or less	**112,025,713**	102,661,282	**84,467,493**	84,064,822
- More than one year	**3,117,325**	3,073,899	**1,603,781**	1,571,969
Money Market deposits	**11,367,436**	10,964,912	**11,367,436**	10,964,912
Savings deposits	**34,037,147**	29,425,896	**25,288,600**	25,027,773
Demand deposits	**41,880,064**	38,634,568	**32,994,271**	32,721,668
Structured deposits *	**2,518,627**	2,351,520	**2,192,857**	1,971,420
	204,946,312	187,112,077	**157,914,438**	156,322,564

* Structured deposits represent foreign currency time deposits with embedded foreign exchange option and commodity-linked time deposits

	Group		Bank	
	30 September 2008 RM'000	30 June 2008 RM'000	30 September 2008 RM'000	30 June 2008 RM'000
Business enterprises	**75,721,886**	68,428,468	**54,384,069**	52,832,804
Individuals	**99,187,174**	90,243,156	**82,265,111**	83,229,457
Government and statutory bodies	**8,538,345**	7,703,001	**5,471,111**	5,028,237
Others	**21,498,907**	20,737,452	**15,794,147**	15,232,066
	204,946,312	187,112,077	**157,914,438**	156,322,564

A13. Deposits and Placement of Banks and Other Financial Institutions and Debt Securities

	Group		Bank	
Licensed banks	**26,642,429**	20,339,978	**28,797,131**	21,832,396
Licensed finance companies	**14,537**	733	**14,537**	733
Licensed merchant banks	**1,829,842**	451,206	**1,780,941**	451,206
Other financial institutions	**4,220,417**	3,762,189	**3,456,734**	3,562,962
		-	-	-
	32,707,225	24,554,106	**34,049,343**	25,847,297
Maturity structure of deposits and placements of banks and other financial institutions				
- One year or less	**30,886,032**	22,750,881	**32,415,210**	24,229,174
- More than one year	**1,821,193**	1,803,225	**1,634,133**	1,618,123
		-	-	-
	32,707,225	24,554,106	**34,049,343**	25,847,297
Subordinated obligations				
Unsecured				
- less than one year	**1,026,998**	-	**1,026,998**	-
- more than one year	[1] **4,555,999**	[1] 4,975,723	[1] **4,000,000**	[1] 4,975,723

[1] Includes Subordinated Notes of USD300 million. (30 June 2008: USD300 million)

	Group		Bank	
Capital Securities				
Unsecured				
- less than one year	**-**	-	**-**	-
- more than one year	[1] **6,028,317**	[1] 3,497,316	[1] **6,028,317**	[1] 3,497,316

[1] Includes Capital Securities of SGD600 million. (30 June 2008: Nil)

A14. Other Liabilities

	Group		Bank	
	30 September 2008 RM'000	30 June 2008 RM'000	30 September 2008 RM'000	30 June 2008 RM'000
Interest/Profit payable	**1,377,244**	1,009,604	**1,162,636**	947,456
Provision for outstanding claims	**442,605**	421,234	**-**	-
Unearned premium reserves	**283,396**	273,755	**-**	-
Profit Equalisation Reserves	**64,641**	65,623	**-**	-
Provisions and accruals	**1,134,161**	1,252,134	**819,375**	926,011
Due to brokers and clients	**484,262**	234,407	**-**	-
Deposits and other creditors	**4,406,991**	1,991,806	**2,536,265**	2,045,607
	8,193,300	5,248,563	**4,518,276**	3,919,074

A15. Interest Income

	1st Quarter Ended		Cumulative 3 Months Ended	
	30 September 2008 RM'000	30 September 2007 RM'000	30 September 2008 RM'000	30 September 2007 RM'000
Group				
Loans, advances and financing				
- Interest income other than recoveries from NPL	**1,895,910**	1,775,453	**1,895,910**	1,775,453
- Recoveries from NPL	**51,263**	74,672	**51,263**	74,672
Money at call and deposit placements with financial institutions	**298,477**	554,386	**298,477**	554,386
Securities purchased under resale agreements	**1,877**	3,944	**1,877**	3,944
Securities held-for-trading	**220,496**	191,224	**220,496**	191,224
Securities available-for-sale	**358,171**	299,093	**358,171**	299,093
Securities held-to-maturity	**12,161**	38,532	**12,161**	38,532
	2,838,355	2,937,304	**2,838,355**	2,937,304
Amortisation of premium less accretion of discounts	**18,166**	(10,881)	**18,166**	(10,881)
Net interest/income clawed back/suspended	**(10,599)**	(15,532)	**(10,599)**	(15,532)
	2,845,922	2,910,891	**2,845,922**	2,910,891
Bank				
Loans, advances and financing				
- Interest income other than recoveries from NPL	**1,831,313**	1,703,426	**1,831,313**	1,703,426
- Recoveries from NPL	**50,404**	71,198	**50,404**	71,198
Money at call and deposit placements with financial institutions	**322,000**	527,049	**322,000**	527,049
Securities purchased under resale agreements	**105**	2,190	**105**	2,190
Securities held-for-trading	**215,560**	183,863	**215,560**	183,863
Securities available-for-sale	**316,095**	254,708	**316,095**	254,708
Securities held-to-maturity	**9,371**	30,054	**9,371**	30,054
	2,744,848	2,772,488	**2,744,848**	2,772,488
Amortisation of premium less accretion of discounts	**8,743**	(15,363)	**8,743**	(15,363)
Net interest/income clawed back/suspended	**(10,599)**	(15,532)	**(10,599)**	(15.532)
	2,742,992	2,741,593	**2,742,992**	2,741,593

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A16. Interest Expense

	1st Quarter Ended		Cumulative 3 Months Ended	
	30 September 2008	30 September 2007	30 September 2008	30 September 2007
Group	RM'000	RM'000	RM'000	RM'000
Deposits and placements of banks and other financial institutions	**268,356**	351,786	**268,356**	351,786
Deposits from customers	**1,169,979**	1,177,432	**1,169,979**	1,177,432
Loans sold to Cagamas	**11,778**	22,275	**11,778**	22,275
Floating rate certificates of deposits	**3,060**	6,908	**3,060**	6,908
Subordinated notes	**8,804**	25,763	**8,804**	25,763
Subordinated bonds	**45,073**	15,123	**45,073**	15,123
Capital Securities	**73,791**	-	**73,791**	-
Others	**66**	37	**66**	37
	1,580,907	1,599,324	**1,580,907**	1,599,324
Bank				
Deposits and placements of banks and other financial institutions	**295,517**	391,413	**295,517**	391,413
Deposits from customers	**1,076,761**	1,050,108	**1,076,761**	1,050,108
Loans sold to Cagamas	**11,778**	22,275	**11,778**	22,275
Floating rate certificates of deposits	**3,060**	6,908	**3,060**	6,908
Subordinated notes	**8,804**	25,763	**8,804**	25,763
Subordinated bonds	**45,073**	15,123	**45,073**	15,123
Capital Securities	**73,791**	-	**73,791**	-
Others	**66**	41	**66**	41
	1,514,850	1,511,631	**1,514,850**	1,511,631

A17. Non-interest Income

Group				
(a) Fee income:				
Commission	**196,674**	178,786	**196,674**	178,786
Service charges and fees	**200,895**	153,129	**200,895**	153,129
Guarantee fees	**29,881**	30,931	**29,881**	30,931
Underwriting fees	**1,691**	1,889	**1,691**	1,889
Brokerage income	**10,884**	24,681	**10,884**	24,681
Other fee income	**20,290**	10,711	**20,290**	10,711
	460,315	400,127	**460,315**	400,127
(b) Net gain/(loss) arising from:				
Sale of securities held-for trading	**(13,653)**	(10,888)	**(13,653)**	(10,888)
Sale of securities available-for-sale	**13,492**	31,987	**13,492**	31,987
Redemption of securities held-to-maturity	**(84)**	62	**(84)**	62
	(245)	**21,161**	**(245)**	21,161
(c) Gross dividend from:				
Securities portfolio	**11,747**	8,028	**11,747**	8,028
(d) Unrealised gain/(loss) on revaluation of securities held-for-trading and derivatives	**1,129**	(87,043)	**1,129**	(87,043)
Write back of /(Provision for) impairment losses in securities, net	**(16,247)**	(17,525)	**(16,247)**	(17,525)
	(15,118)	(104,568)	**(15,118)**	(104,568)
(e) Other income:				
Foreign exchange profit/(loss)	**(125,210)**	123,242	**(125,210)**	123,242
Net premiums written	**122,758**	119,358	**122,758**	119,358
Rental Income	**6,906**	3,857	**6,906**	3,857
Gains on disposal of property, plant and equipment	**9,198**	1,941	**9,198**	1,941
Gain on disposal of foreclosed properties	**54**	2,376	**54**	2,376
Others	**8,344**	34,701	**8,344**	34,701
	22,050	285,475	**22,050**	285,475
Total non-interest income	**478,749**	610,223	**478,749**	610,223

A17. Non-interest income (contd)

Bank	1st Quarter Ended 30 September 2008 RM'000	1st Quarter Ended 30 September 2007 RM'000	Cumulative 3 Months Ended 30 September 2008 RM'000	Cumulative 3 Months Ended 30 September 2007 RM'000
(a) Fee income:				
Commission	**195,154**	176,506	**195,154**	176,506
Service charges and fees	**173,096**	143,710	**173,096**	143,710
Guarantee fees	**29,608**	30,884	**29,608**	30,884
Underwriting fees	**1,694**	317	**1,694**	317
Other fee income	**17,372**	7,041	**17,372**	7,041
	416,924	358,458	**416,924**	358,458
(b) Net gain/(loss) arising from:				
Sale of securities held-for trading	**(4,855)**	(7,186)	**(4,855)**	(7,186)
Sale of securities available-for-sale	**2,819**	15,799	**2,819**	15,799
Redemption of securities held-to-maturity	**(80)**	(167)	**(80)**	(167)
	(2,116)	8,446	**(2,116)**	8,446
(c) Gross dividend income from:				
Securities portfolio	**4,873**	1,261	**4,873**	1,261
	4,873	1,261	**4,873**	1,261
(d) Unrealised (loss)/gain on revaluation of securities held-for-trading and derivatives	**(9,402)**	(79,812)	**(9,402)**	(79,812)
Write back of /(Provision for) impairment losses in securities, net	**(36,038)**	2,548	**(36,038)**	2,548
Impairment of interest in associates	**-**	-	**-**	-
	(45,440)	(77,264)	**(45,440)**	(77,264)
(e) Other income:				
Foreign exchange profit	**(113,173)**	119,062	**(113,173)**	119,062
Rental Income	**6,571**	3,660	**6,571**	3,660
Gain on disposal of property and equipment (net)	**59**	1,549	**59**	1,549
Others	**576**	15,141	**576**	15,141
	(105,967)	139,412	**(105,967)**	139,412
Total non-interest income	**268,274**	430,313	**268,274**	430,313

A18. Overhead Expenses

Group	1st Quarter Ended 30 September 2008 RM'000	1st Quarter Ended 30 September 2007 RM'000	Cumulative 3 Months Ended 30 September 2008 RM'000	Cumulative 3 Months Ended 30 September 2007 RM'000
Personnel costs				
- Salaries, allowances and bonuses	**433,997**	343,921	**433,997**	343,921
- Pension costs	**69,872**	53,371	**69,872**	53,371
- Others	**55,936**	46,715	**55,936**	46,715
	559,805	444,007	**559,805**	444,007
Establishment costs				
- Depreciation	**25,574**	31,838	**25,574**	31,838
- Rental of leasehold land and premises	**21,763**	16,916	**21,763**	16,916
- Repairs and maintenance of property and equipment	**20,894**	21,035	**20,894**	21,035
- Information technology expenses	**106,201**	94,355	**106,201**	94,355
- Others	**21,773**	17,854	**21,773**	17,854
	196,205	181,998	**196,205**	181,998
Marketing expenses				
- Advertisement and publicity	**90,496**	80,183	**90,496**	80,183
- Others	**22,431**	21,499	**22,431**	21,499
	112,927	101,682	**112,927**	101,682
Administration and general expenses				
- Fees and brokerage	**115,958**	104,482	**115,958**	104,482
- Administrative expenses	**60,437**	62,942	**60,437**	62,942
- General expenses	**42,485**	42,257	**42,485**	42,257
- Claims incurred	**95,216**	62,196	**95,216**	62,196
- Others	**33,379**	9,498	**33,379**	9,498
	347,475	281,375	**347,475**	281.375
	1,216,412	1,009,062	**1,216,412**	1,009,062

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A18. Overhead Expenses (contd)

	1st Quarter Ended		Cumulative 3 Months Ended	
	30 September 2008 RM'000	30 September 2007 RM'000	30 September 2008 RM'000	30 September 2007 RM'000
Bank				
Personnel costs				
- Salaries, allowances and bonuses	**393,243**	277,384	**393,243**	277,384
- Pension costs	**66,833**	43,403	**66,833**	43,403
- Others	**43,545**	33,525	**43,545**	33,525
	503,621	354,312	**503,621**	354,312
Establishment costs				
- Depreciation	**22,710**	25,784	**22,710**	25,784
- Rental of leasehold land and premises	**18,721**	15,264	**18,721**	15,264
- Repairs and maintenance of property and equipment	**17,597**	18,559	**17,597**	18,559
- Information technology expenses	**97,590**	66,986	**97,590**	66,986
- Others	**16,061**	5,820	**16,061**	5,820
	172,679	132,413	**172,679**	132,413
Marketing expenses				
- Advertisement and publicity	**67,479**	60,624	**67,479**	60,624
- Others	**20,286**	13,061	**20,286**	13,061
	87,765	73,685	**87,765**	73,685
Administration and general expenses				
- Fees and brokerage	**112,569**	97,266	**112,569**	97,266
- Administrative expenses	**54,492**	53,037	**54,492**	53,037
- General expenses	**38,296**	39,961	**38,296**	39,961
- Others	**33,379**	7,238	**33,379**	7,238
	238,736	197,502	**238,736**	197,502
Overhead expenses allocated to subsidiary company under a service level agreement	**(61,071)**	-	**(61,071)**	-
	941,730	757,912	941,730	757,912

A19. Allowance for Losses on Loans, Advances and Financing

	1st Quarter Ended		Cumulative 3 Months Ended	
	30 September 2008 RM'000	30 September 2007 RM'000	30 September 2008 RM'000	30 September 2007 RM'000
Group				
Allowance for bad and doubtful debts and financing:				
- general allowance made (net)	**39,542**	(18,200)	**39,542**	(18,200)
- specific allowance	**417,521**	473,282	**417,521**	473,282
- specific allowance written back	**(158,645)**	(249,029)	**(158,645)**	(249,029)
Bad debts and financing written off	**1,134**	35,171	**1,134**	35,171
Bad debts and financing recovered	**(107,731)**	(126,914)	**(107,731)**	(126,914)
Provision/(write back) for other debts	**411**	(6,258)	**411**	(6,258)
	192,232	108,052	**192,232**	108,052
Bank				
Allowance for bad and doubtful debts and financing:				
- general allowance made/(written back)	**26,289**	(13,927)	**26,289**	(13,927)
- specific allowance	**350,540**	407,879	**350,540**	407,879
- specific allowance written back	**(128,808)**	(211,100)	**(128,808)**	(211,100)
Bad debts and financing written off	**967**	35,160	**967**	35,160
Bad debts and financing recovered	**(102,482)**	(116,150)	**(102,482)**	(116,150)
	146,506	101,862	**146,506**	101,862

A20. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	Sept 2008	Sept 2007	Sept 2008	Sept 2007	Sept 2008	Sept 2007	Sept 2008	Sept 2007	Sept 2008	Sept 2007	Sept 2008	Sept 2007
REVENUE AND EXPENSES	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Revenue												
External revenue	3,477,578	3,638,373	80,849	105,115	178,507	171,557	15,900	7,060	-	-	3,752,834	3,922,105
Dividends from subsidiaries	-	-	-	-	-	107,883	-	-	-	(107,883)	-	
Inter-segment revenue	55,452	20,112	10,061	8,405	7,305	10,078	591	660	(73,409)	(39,255)	-	-
Total inter-segment revenue	55,452	20,112	10,061	8,405	7,305	117,961	591	660	(73,409)	(147,138)	-	-
Total revenue	3,533,030	3,658,485	90,910	113,520	185,812	289,518	16,491	7,720	(73,409)	(147,138)	3,752,834	3,922,105
Segment results												
Operating profit	765,197	1,030,499	16,625	18,587	25,570	175,899	1,933	5,176	-	(107,883)	809,325	1,122,278
Loan loss and provision	(191,474)	(129,918)	(773)	21,875	15	(9)	-	-	-	-	(192,232)	(108,052)
Write-back of allowance for non-refundable deposit	483,824	-	-	-	-	-	-	-	-	-	483,824	-
Share of results of associates	23,144	-	-	-	-	-	(287)	(124)	-	-	22,857	(124)
Impairment losses in associates	(242,000)	-	-	-	-	-	-	-	-	-	(242,000)	-
Profit before taxation	838,691	900,581	15,852	40,462	25,585	175,890	1,646	5,052	-	(107,883)	881,774	1,014,102
Taxation & Zakat	(248,588)	(228,903)	(21,798)	(12,994)	(31,063)	(19,116)	(9,569)	(1,128)	-	-	(311,018)	(262,141)
Profit after taxation and zakat	590,103	671,678	(5,946)	27,468	(5,478)	156,774	(7,923)	3,924	-	(107,883)	570,756	751,961
Minority interest	-	-	-	-	-	-	-	-	-	-	1,417	(16,532)
Net profit for the year	590,103	671,678	(5,946)	27,468	(5,478)	156,774	(7,923)	3,924	-	(107,883)	572,173	735,429
OTHER INFORMATION												
Capital expenditure	71,825	32,469	244	1,277	676	3,449	340	-	-	-	73,085	37,195
Depreciation	23,297	29,293	665	597	1,447	1,532	165	416	-	-	25,574	31,838
Amortisation	11,772	9,890	115	336	1,356	1,312	24	-			13,267	11,538
Non-cash expenses/(income) other than depreciation	20,108	(4,550)	(9,108)	129	340	84	-	-	-	-	11,340	(4,337)

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	Sept 2008	June 2008	Sept 2008	June 2008	Sept 2008	June 2008	Sept 2008	June 2008	Sept 2008	June 2008	Sept 2008	June 2008
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
ASSETS AND LIABILITIES												
Segment assets	297,822,335	255,433,080	8,291,105	9,124,230	20,897,384	20,503,181	8,710,872	4,554,556	(34,355,362)	(22,733,194)	301,366,334	266,881,853
Investments in associates	142,828	33,320	-	-	-	-	2,888,526	2,185,527	-	-	3,031,354	2,218,847
Total assets	297,965,163	255,466,400	8,291,105	9,124,230	20,897,384	20,503,181	11,599,398	6,740,083	(34,355,362)	(22,733,194)	304,397,688	269,100,700
Total segment liabilities	273,430,211	236,405,562	6,961,556	7,812,240	17,125,000	16,674,852	4,310,851	4,224,649	(19,138,550)	(16,108,365)	282,689,068	249,008,938

GEOGRAPHICAL SEGMENT

	External Revenue		Profit Before Tax & Zakat		Capital expenditure		Segment assets	
	Sept 2008	Sept 2007	Sept 2008	Sept 2007	Sept 2008	Sept 2007	Sept 2008	June 2008
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Malaysia	3,030,940	3,230,806	735,271	1,011,213	42,626	32,743	233,265,331	221,821,839
Singapore	570,902	542,211	190,087	134,818	7,089	3,028	50,001,328	47,059,587
Other locations	224,401	296,226	(43,584)	(24,046)	23,370	1,424	55,486,391	22,952,468
	3,826,243	4,069,243	881,774	1,121,985	73,085	37,195	338,753,050	291,833,894
Eliminations	(73,409)	(147,138)	-	(107,883)	-	-	(34,355,362)	(22,733,194)
Group	3,752,834	3,922,105	881,774	1,014,102	73,085	37,195	304,397,688	269,100,700

A21. Carrying Amount of Revalued Assets

The Group's and the Bank's property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. There was no change in the valuation of property and equipment that were brought forward from the previous audited annual financial statements for the year ended 30 June 2008.

A22. Subsequent Events

There were no material events subsequent to the balance sheet date, other than that mentioned in Note B8.

A23. Changes in the Composition of the Group

The changes to the composition of the Group during the financial year are further elaborated in Note B8.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments

In the normal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to its customers. No material losses are anticipated as a result of these transactions.

The risk-weighted exposures of the Bank and its subsidiaries as at the following dates are as follows:

Group	As at 30 September 2008 Notional Amount RM'000	As at 30 September 2008 Credit Equivalent Amount* RM'000	As at 30 September 2008 Risk Weighted Amount* RM'000	As at 30 June 2008 Notional Amount RM'000	As at 30 June 2008 Credit Equivalent Amount* RM'000	As at 30 June 2008 Risk Weighted Amount* RM'000
Direct credit substitutes	**6,124,006**	**6,124,006**	**5,416,425**	5,374,494	5,374,494	4,926,774
Certain transaction-related contingent items	**10,757,499**	**5,385,909**	**4,949,127**	9,764,496	4,888,972	4,538,086
Short-term self-liquidating trade-related contingencies	**4,233,319**	**846,664**	**667,890**	5,030,235	1,000,050	616,592
Islamic housing and hire purchase loans sold to Cagamas Berhad	**916,947**	**916,947**	**741,314**	1,013,603	1,013,603	800,474
Obligations under underwriting agreements	**1,152,395**	**78,697**	**71,697**	377,364	91,182	73,182
Irrevocable commitments to extend credit:						
- maturity within one year	**81,121,723**	**-**	**-**	67,183,070	-	-
- maturity exceeding one year	**11,926,449**	**5,963,224**	**5,884,994**	9,993,821	4,996,911	4,829,304
Foreign exchange related contracts:						
- less than one year	**72,581,104**	**987,865**	**328,826**	55,082,330	668,355	281,824
- one year to less than five years	**1,644,366**	**27,618**	**9,910**	986,785	44,714	4,560
Interest rate related contracts:						
- less than one year	**30,316,111**	**1,092,946**	**291,478**	25,007,333	813,158	226,585
- one year to less than five years	**21,048,933**	**570,459**	**236,728**	16,760,168	431,902	295,928
- five years and above	**3,405,912**	**417,355**	**309,949**	2,679,826	175,229	125,918
Miscellaneous	**5,337,767**	**-**	**-**	4,963,237	-	-
	250,566,531	**22,411,690**	**18,908,338**	204,216,762	19,498,570	16,719,227

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)

Bank	As at 30 September 2008 Notional Amount RM'000	As at 30 September 2008 Credit Equivalent Amount* RM'000	As at 30 September 2008 Risk Weighted Amount* RM'000	As at 30 June 2008 Notional Amount RM'000	As at 30 June 2008 Credit Equivalent Amount* RM'000	As at 30 June 2008 Risk Weighted Amount* RM'000
Direct credit substitutes	**4,674,251**	**4,674,251**	**4,245,461**	4,488,159	4,488,159	4,152,957
Certain transaction-related contingent items	**9,959,042**	**4,979,521**	**4,589,244**	9,095,796	4,547,896	4,244,422
Short-term self-liquidating trade-related contingencies	**4,042,278**	**808,455**	**638,969**	4,661,882	932,376	561,818
Islamic housing and hire purchase loans sold to Cagamas Berhad	**-**	**-**	**-**	-	-	-
Obligations under underwriting agreements	**157,395**	**78,697**	**71,697**	182,364	91,182	73,182
Irrevocable commitments to extend credit:						
- maturity within one year	**73,996,399**	**-**	**-**	60,803,246	-	-
- maturity exceeding one year	**11,271,600**	**5,635,800**	**5,576,243**	9,558,044	4,779,022	4,724,882
Foreign exchange related contracts:						
- less than one year	**68,183,233**	**967,858**	**318,822**	55,082,330	667,830	281,824
- one year to less than five years	**1,644,366**	**27,618**	**9,910**	986,785	13,164	4,560
Interest rate related contracts:						
- less than one year	**30,062,949**	**1,092,220**	**291,269**	24,063,151	813,048	226,428
- one year to less than five years	**18,561,407**	**495,808**	**220,197**	15,728,681	404,554	265,918
- five years and above	**3,188,986**	**409,314**	**305,928**	2,571,142	161,917	119,261
Miscellaneous	**5,187,584**	**-**	**-**	4,857,813	-	-
	230,929,490	**19,169,542**	**16,267,740**	192,079,393	16,899,148	14,655,252

* **The credit equivalent amount and the risk-weighted amount are arrived at using the credit conversion factors and risk weights respectively, as specified by Bank Negara Malaysia.**

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (contd.)

Market Risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at 30 September 2008, the amount of contracts that was not hedged in the Group and the Bank and, hence, exposed to market risk was RM220.9 million (30 June 2008: RM245.6 million).

Credit Risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Group and the Bank has a gain in a contract. As at 30 September 2008, the amount of credit risk in the Group and the Bank, measured in terms of the cost to replace the profitable contracts, was RM700.8 million (30 June 2008: RM302.5 million). This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

A25. Interest Rate Risk

Group As at 30 September 2008	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non- interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	21,603,596	-	-	-	-	5,831,983	-	27,435,579	3.72
Deposits and placements with banks and other financial institutions	284,768	3,879,346	2,066,829	264,180	-	334,167	-	6,829,290	3.15
Securities purchased under resale agreements	30,356	-	-	-	-	-	-	30,356	3.60
Securities held-for-trading							2,210,712	2,210,712	4.21
Securities available-for-sale	107,268	388,789	350,223	1,171,642	760,835	-	40,276,786	43,055,543	5.10
Securities held-to-maturity	3,809	50,448	72,588	681,349	201,770	205,586	-	1,215,550	5.99
Loans, advances and financing									
- performing	74,697,712	16,875,264	22,557,758	26,298,617	22,399,535	21,485,289	-	184,314,175	6.32
- non-performing*	-	-	-	-	-	(14,415)	-	(14,415)	-
Derivative assets							1,421,845	1,421,845	-
Other Assets	-	-	-	-	-	9,070,982	-	9,070,982	-
Other non-interest sensitive balances	-	-	-	-	-	12,670,497	-	12,670,497	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	16,157,574	-	16,157,574	-
TOTAL ASSETS	96,727,509	21,193,847	25,047,398	28,415,788	23,362,140	65,741,663	43,909,343	304,397,688	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Group As at 30 September 2008	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non- interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
	Non trading book								
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	79,258,937	24,041,729	42,269,294	6,719,944	30,888,281	21,768,127	-	204,946,312	1.85
Deposits and placements of banks and other financial institutions	21,101,608	5,793,982	3,547,685	1,439,675	171,797	652,478	-	32,707,225	4.00
Obligations on securities sold under repurchase agreements	678,931	200,029	-	-	-	-	-	878,960	1.92
Bills and acceptances payable	1,925,042	2,088,550	335,049	547	-	1,137,149	-	5,486,337	3.68
Recourse obligations on loans sold to Cagamas	-	-	479,296	341,168	-	-	-	820,464	4.44
Derivative liabilities	-	-	-	-	-	-	1,435,738	1,435,738	-
Subordinated obligations	1,026,998	-	-	4,000,000	555,979	-	-	5,582,977	4.27
Stapled Capital Securities	-	-	-	-	6,028,317	-	-	6,028,317	6.55
Other liabilities	-	-	-	-	-	8,193,300	-	8,193,300	-
Other non-interest sensitive balances	-	-	-	-	-	451,864	-	451,864	-
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	4,060,969	-	4,060,969	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	12,096,605	-	12,096,605	-
Total Liabilities	103,991,516	32,124,290	46,631,324	12,501,334	37,644,374	48,360,492	1,435,738	282,689,068	
Shareholders' equity	-	-	-	-	-	19,937,286	-	19,937,286	
Minority interests	-	-	-	-	-	1,771,334	-	1,771,334	
Total Liabilities and Shareholders' Equity	103,991,516	32,124,290	46,631,324	12,501,334	37,644,374	70,069,112	1,435,738	304,397,688	
On-balance sheet interest sensitivity gap	(7,264,007)	(10,930,443)	(21,583,926)	15,914,454	(14,282,234)	(4,327,449)	42,473,605		
Off-balance sheet interest sensitivity gap (interest rate swaps)	(992,576)	1,732,145	2,726,167	(1,972,944)	(1,492,792)	-	-		
Total interest sensitivity gap	(8,256,583)	(9,198,298)	(18,857,759)	13,941,510	(15,775,026)	(4,327,449)	42,473,605	-	
Cumulative interest rate sensitivity gap	(8,256,583)	(17,454,881)	(36,312,640)	(22,371,130)	(38,146,156)	(42,473,605)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A25. Interest Rate Risk (contd)

Group As at 30 June 2008	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non- interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	24,159,124	-	-	-	-	3,485,235	-	27,644,359	3.52
Deposits and placements with banks and other financial institutions	142,323	5,855,128	2,889,216	-	19,000	50,848	-	8,956,515	3.21
Securities purchased under resale agreements	-	-	-	-	-	-	-	-	-
Securities held-for-trading							880,794	880,794	4.84
Securities available-for-sale	321,153	464,642	121,117	1,506,902	458,735	4,696	31,606,890	34,484,135	5.03
Securities held-to-maturity	3,993	15,481	117,081	657,625	191,299	200,748	-	1,186,227	6.40
Loans, advances and financing									
- performing	68,847,061	16,972,070	16,410,964	18,146,327	23,765,415	20,602,829	-	164,744,666	6.46
- non-performing*	-	-	-	-	-	55,000	-	55,000	-
Derivative assets							830,150	830,150	-
Other Assets	-	-	-	-	-	3,915,687	-	3,915,687	-
Other non-interest sensitive balances	-	-	-	-	-	10,713,198	-	10,713,198	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	15,689,969	-	15,689,969	-
TOTAL ASSETS	93,473,654	23,307,321	19,538,378	20,310,854	24,434,449	54,718,210	33,317,834	269,100,700	

A25. Interest Rate Risk (contd)

Group As at 30 June 2008	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	69,355,844	23,664,629	39,142,581	33,697,356	66,300	21,185,367	-	187,112,077	1.86
Deposits and placements of banks and other financial institutions	17,290,526	4,291,998	1,039,876	1,349,196	249,727	332,783	-	24,554,106	3.02
Obligations on securities sold under repurchase agreements	322,371	-	-	-	-	-	-	322,371	2.80
Bills and acceptances payable	1,470,830	1,514,899	290,328	-	-	1,516,245	-	4,792,302	3.57
Recourse obligations on loans sold to Cagamas	-	393,581	515,272	365,216	-	-	-	1,274,069	4.38
Derivative liabilities	-	-	-	-	-	-	1,055,097	1,055,097	-
Subordinated obligations	-	-	975,723	4,000,000	-	-	-	4,975,723	4.28
Stapled Capital Securities	-	-	-	-	3,497,316	-	-	3,497,316	6.85
Other liabilities	-	-	-	-	-	5,248,563	-	5,248,563	-
Other non-interest sensitive balances	-	-	-	-	-	487,345	-	487,345	-
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	4,032,822	-	4,032,822	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	11,657,147	-	11,657,147	-
Total Liabilities	88,439,571	29,865,107	41,963,780	39,411,768	3,813,343	44,460,272	1,055,097	249,008,938	
Shareholders' equity	-	-	-	-	-	19,302,493	-	19,302,493	
Minority interests	-	-	-	-	-	789,269	-	789,269	
Total Liabilities and Shareholders' Equity	88,439,571	29,865,107	41,963,780	39,411,768	3,813,343	64,552,034	1,055,097	269,100,700	
On-balance sheet interest sensitivity gap	5,034,083	(6,557,786)	(22,425,402)	(19,100,914)	20,621,106	(9,833,824)	32,262,737		
Off-balance sheet interest sensitivity gap (interest rate swaps)	(1,340,624)	2,053,934	4,809,109	(4,048,764)	(1,473,655)	-	-		
Total interest sensitivity gap	3,693,459	(4,503,852)	(17,616,293)	(23,149,678)	19,147,451	(9,833,824)	32,262,737	-	
Cumulative interest rate sensitivity gap	3,693,459	(810,393)	(18,426,686)	(41,576,364)	(22,428,913)	(32,262,737)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A25. Interest Rate Risk (contd)

	Non trading book								
Bank **As at 30 September 2008**	**Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 years RM'000**	**Non interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
ASSETS									
Cash and short-term funds	17,623,364	-	-	-	-	6,219,447	-	23,842,811	3.49
Deposits and placements with banks and other financial institutions	-	3,744,264	1,989,762	-	-	444,198	-	6,178,224	3.09
Securities purchased under resale agreements	30,356	-	-	-	-	-	-	30,356	3.60
Securities held-for-trading	-	-	-	-	-	-	1,625,772	1,625,772	3.80
Securities available-for-sale	-	-	-	-	-	-	34,093,813	34,093,813	4.17
Securities held-to-maturity	-	-	48,901	345,247	85,914	190,074	-	670,136	6.24
Loans, advances and financing									
- performing	73,116,154	15,249,724	18,407,881	16,224,701	19,464,828	-	-	142,463,288	6.30
- non-performing*						(157,772)		(157,772)	-
Derivative assets	-	-	-	-	-	-	1,365,873	1,365,873	-
Other assets	-	-	-	-	-	4,907,783	-	4,907,783	-
Other non-interest sensitive balances	-	-	-	-	-	18,271,024	-	- 18,271,024	-
TOTAL ASSETS	90,769,874	18,993,988	20,446,544	16,569,948	19,550,742	29,874,754	37,085,458	233,291,308	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Non trading book

Bank As at 30 September 2008	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	60,708,909	21,585,473	35,530,059	6,595,899	30,888,281	2,605,817	-	157,914,438	1.70
Deposits and placements of banks and other financial institutions	20,535,593	5,786,374	2,844,610	1,433,557	171,797	3,277,412	-	34,049,343	3.60
Obligations on securities sold under repurchase agreements	485,577	-	-	-	-	-	-	485,577	3.47
Bills and acceptances payable	1,771,647	1,931,992	265,278	-	-	947,972	-	4,916,889	3.62
Recourse obligations on loans sold to Cagamas	-	-	479,296	341,168	-	-	-	820,464	4.44
Derivative liabilities	-	-	-	-	-	-	1,358,495	1,358,495	-
Subordinated obligations	1,026,998	-	-	4,000,000	-	-	-	5,026,998	4.47
Stapled Capital Securities					6,028,317			6,028,317	6.55
Other liabilities	-	-	-	-	-	4,518,276	-	4,518,276	-
Other non-interest sensitive balances	-	-	-	-	-	272,089	-	272,089	-
Total Liabilities	84,528,724	29,303,839	39,119,243	12,370,624	37,088,395	11,621,566	1,358,495	215,390,886	
Shareholders' equity	-	-	-	-	-	17,900,422	-	17,900,422	
Total Liabilities and Shareholders' Equity	84,528,724	29,303,839	39,119,243	12,370,624	37,088,395	29,521,988	1,358,495	233,291,308	
On-balance sheet interest sensitivity gap	6,241,150	(10,309,851)	(18,672,699)	4,199,324	(17,537,653)	352,766	35,726,963	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(1,210,483)	1,892,341	2,659,616	(1,958,650)	(1,382,824)	-	-	-	
Total interest sensitivity gap	5,030,667	(8,417,510)	(16,013,083)	2,240,674	(18,920,477)	352,766	35,726,963	-	
Cumulative interest rate sensitivity gap	5,030,667	(3,386,843)	(19,399,926)	(17,159,252)	(36,079,729)	(35,726,963)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A25. Interest Rate Risk (contd)

Non trading book

Bank **As at 30 June 2008**	**Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 years RM'000**	**Non-interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
ASSETS									
Cash and short-term funds	20,419,009	-	-	-	-	3,650,608	-	24,069,617	2.92
Deposits and placements with banks								-	
and other financial institutions	142,323	5,591,067	2,840,871	-	-	221,231	-	8,795,492	3.11
Securities purchased under resale								-	
agreements	-	-	-	-	-	-	-	-	-
Securities held-for-trading	-	-	-	-	-	-	418,170	418,170	4.67
Securities available-for-sale	-	-	-	-	-	-	28,620,398	28,620,398	4.33
Securities held-to-maturity	-	15,022	45,047	350,030	81,635	181,238	-	672,972	6.17
Loans, advances and financing								-	
- performing	67,055,417	15,800,249	15,254,020	17,518,425	23,446,221	-	-	139,074,332	6.38
- non-performing*						(88,611)		(88,611)	-
Derivative assets	-	-	-	-	-	-	828,182	828,182	-
Other assets	-	-	-	-	-	3,040,046	-	3,040,046	-
Other non-interest sensitive								-	
balances	-	-	-	-	-	13,741,887	-	13,741,887	-
TOTAL ASSETS	87,616,749	21,406,338	18,139,938	17,868,455	23,527,856	20,746,399	29,866,750	219,172,485	

A25. Interest Rate Risk (contd)

Non trading book

Bank **As at 30 June 2008**	**Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 years RM'000**	**Non-interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	59,664,916	21,770,498	38,843,576	33,527,951	66,300	2,449,323	-	156,322,564	1.71
Deposits and placements of banks								-	
and other financial institutions	16,777,231	4,278,011	1,035,122	1,348,752	249,727	2,158,454	-	25,847,297	2.64
Obligations on securities sold								-	
under repurchase agreements	322,371	-	-	-	-	-	-	322,371	2.80
Bills and acceptances payable	1,470,830	1,514,899	290,328	-	-	1,120,324	-	4,396,381	3.58
Recourse obligations on loans sold to Cagamas	-	393,581	515,272	365,216	-	-	-	1,274,069	4.38
Derivative liabilities	-	-	-	-	-	-	1,027,048	1,027,048	-
Subordinated obligations	-	-	975,723	4,000,000	-	-	-	4,975,723	4.28
Stapled Capital securities					3,497,316			3,497,316	6.85
Other liabilities	-	-	-	-	-	3,919,074	-	3,919,074	-
Other non-interest sensitive balances	-	-	-	-	-	390,327	-	390,327	-
Total Liabilities	78,235,348	27,956,989	41,660,021	39,241,919	3,813,343	10,037,502	1,027,048	201,972,170	
Shareholders' equity	-	-	-	-	-	17,200,315	-	17,200,315	
Total Liabilities and Shareholders' Equity	78,235,348	27,956,989	41,660,021	39,241,919	3,813,343	27,237,817	1,027,048	219,172,485	
On-balance sheet interest sensitivity gap	9,381,401	(6,550,651)	(23,520,083)	(21,373,464)	19,714,513	(6,491,418)	28,839,702	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(1,135,864)	1,994,366	2,382,418	(1,851,109)	(1,389,811)	-	-	-	
Total interest sensitivity gap	8,245,537	(4,556,285)	(21,137,665)	(23,224,573)	18,324,702	(6,491,418)	28,839,702	-	
Cumulative interest rate sensitivity gap	8,245,537	3,689,252	(17,448,413)	(40,672,986)	(22,348,284)	(28,839,702)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A26. Capital Adequacy

The capital adequacy ratios of the Group and the Bank, based on credit and market risks as at the following dates:

	Group		Bank	
	30 September 2008 RM'000	30 June 2008 RM'000	30 September 2008 RM'000	30 June 2008 RM'000
Before deducting proposed dividend:				
Core capital ratio	**9.50%**	10.56%	**11.17%**	11.29%
Risk-weighted capital ratio	**13.25%**	14.42%	**11.17%**	12.50%
After deducting proposed dividend:				
Core capital ratio	**9.20%**	10.21%	**10.76%**	10.88%
Risk-weighted capital ratio	**12.94%**	14.08%	**10.76%**	12.09%
Components of Tier I and Tier II capital:				
Tier I capital				
Paid-up share capital	**4,881,146**	4,881,123	**4,881,146**	4,881,123
Share premium	**2,097,157**	2,097,011	**2,097,157**	2,097,011
Other reserves	**12,767,200**	12,767,200	**10,528,204**	10,528,204
Capital Securities	**6,028,317**	3,497,316	**6,028,317**	3,497,316
Tier I minority interest	**826,761**	362,087	**-**	-
Less: Deferred tax assets [1]	**(1,217,490)**	(1,217,490)	**(1,122,138)**	(1,122,138)
Less: Goodwill [1]	**(3,004,640)**	(81,015)	**(81,015)**	(81,015)
Total Tier I capital	**22,378,451**	22,306,232	**22,331,671**	19,800,501
Tier II capital				
Subordinated obligations	**5,582,977**	4,975,723	**5,026,998**	4,975,723
General allowance for bad and doubtful debts	**3,233,944**	3,187,611	**2,757,619**	2,728,516
Total Tier II capital	**8,816,921**	8,163,334	**7,784,617**	7,704,239
Total capital	**31,195,372**	30,469,566	**30,116,288**	27,504,740
Less: Investment in subsidiary companies [2]	**-**	-	**(10,365,848)**	(5,583,155)
Capital base	**31,195,372**	30,469,566	**19,750,440**	21,921,585

[1] Under Bank Negara Guidelines, deferred tax and goodwill are not allowed for computation of capital adequacy ratios.

[2] Excludes the cost of investment in a subsidiary, Myfin Berhad of RM840.0 million, as its business, assets and liabilities have been transferred to the Bank.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A27. Operations of Islamic Banking

A27a. Unaudited Balance Sheets as at 30 September 2008

	Group	
	30 September 2008 RM'000	30 June 2008 RM'000
ASSETS		
Cash and short-term funds	**3,964,916**	3,193,457
Deposits and placements with banks and other financial institutions	**732**	1,261
Securities portfolio	**2,962,381**	2,877,245
Loans and financing	**22,101,724**	21,057,888
Deferred tax assets	**28,958**	27,482
Derivative assets	**40,702**	45,185
Other assets	**207,357**	199,564
Statutory deposit with Bank Negara Malaysia	**745,000**	775,000
Total Assets	**30,051,770**	28,177,082
LIABILITIES		
Deposits from customers	**19,865,107**	19,803,980
Deposit and placements of banks and other financial institutions	**6,979,414**	5,589,635
Bills and acceptances payable	**689,061**	390,110
Derivatives Liabilities	**40,867**	45,200
Other liabilities	**594,353**	477,604
Provision for taxation and zakat	**44,541**	49,080
Total Liabilities	**28,213,343**	26,355,609
ISLAMIC BANKING FUNDS		
Islamic Banking Funds	**90,607**	111,980
Reserves	**1,747,820**	1,709,493
	1,838,427	1,821,473
Total Liabilities and Islamic Banking Funds	**30,051,770**	28,177,082
COMMITMENTS AND CONTINGENCIES	**8,859,457**	8,728,220

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A27. Operations of Islamic Banking (contd)

A27b. Unaudited Income Statements for the First Financial Quarter Ended 30 September 2008

	1st Quarter Ended		Cumulative 3 Months Ended	
	30 September 2008 RM'000	30 September 2007 RM'000	30 September 2008 RM'000	30 September 2007 RM'000
Group				
Income derived from investment of depositors' funds	**373,666**	365,645	**373,666**	365,645
Expenses directly attributable to depositors and Islamic Banking Funds	**(2,179)**	(11,950)	**(2,179)**	(11,950)
Transfer from/(to) profit equalisation reserve	**1,179**	(12,869)	**1,179**	(12,869)
Gross attributable income	**372,666**	340,826	**372,666**	340,826
Allowance for losses on financing, advances and other loans	**(33,419)**	(42,638)	**(33,419)**	(42,638)
Total attributable income	**339,247**	298,188	**339,247**	298,188
Income attributable to the depositors	**(168,490)**	(127,345)	**(168,490)**	(127,345)
Income attributable to the Group	**170,757**	170,843	**170,757**	170,843
Income derived from investment of Islamic Banking Funds				
Gross investment income	**30,997**	20,593	**30,997**	20,593
Finance cost	**-**	(24,524)	**-**	(24,524)
Net (expense)/income from investment of Islamic Banking Funds	**30,997**	(3,931)	**30,997**	(3,931)
	201,754	**166,912**	**201,754**	166,912
Overhead expenses	**(67,012)**	(91,531)	**(67,012)**	(91,531)
Profit before zakat and tax expense	**134,742**	75,381	**134,742**	75,381
Taxation	**(33,132)**	(26,523)	**(33,132)**	(26,523)
Zakat	**(4,262)**	(578)	**(4,262)**	(578)
Profit after taxation	**97,348**	48,280	**97,348**	48,280

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A27b. Unaudited Income Statements for the First Financial Quarter Ended 30 September 2008

Reconciliation of net income amalgamated with the conventional banking operations:

	Group	
	30 September 2008 RM'000	30 September 2007 RM'000
Gross attributable income	372,666	340,826
Net income from investment of Islamic Banking Fund	30,997	(3,931)
Total income before allowances for loan losses and overheads	403,663	336,895
Income attributable to the depositors	(168,490)	(127,345)
	235,173	209,550
Net of Intercompany Income & Expenses	46,800	-
Income from Islamic Banking scheme	281,973	209,550

A27c. Loans and Financing

	Group	
	30 September 2008 RM'000	30 June 2008 RM'000
Overdrafts	1,946,966	1,997,952
Term financing		
- House financing	4,990,289	4,671,245
- Syndicated financing	132,162	159,073
- Hire purchase receivables	9,546,217	8,670,953
- Other term financing	10,838,802	10,498,294
Bills Receivable	40,421	71,263
Trust receipts	133,752	152,488
Claims on customers under acceptance credits	4,130,867	4,064,557
Staff financing	212,407	201,894
	31,971,883	30,487,719
Unearned income	(8,976,052)	(8,546,218)
Gross loans and financing	22,995,831	21,941,501
Allowance for bad and doubtful debts and financing:		
- specific	(546,609)	(549,632)
- general	(347,498)	(333,981)
Net loans and financing	22,101,724	21,057,888

A27d. (i) Movements in non-performing loans and financing ("NPL") are as follows:

	Group	
	30 September 2008 RM'000	30 June 2008 RM'000
Balance at beginning of the year	1,106,390	1,306,138
Non-performing during the year	137,405	621,839
NPL of subsidiary acquired		-
Recovered/regularized during the year	(117,541)	(614,967)
Amount written off	(26,636)	(143,660)
Sale of NPL, reported under Head Office	-	(69,448)
Amount transfer to Maybank Islamic Berhad	-	-
Expenses debited to customers' accounts	1,763	6,488
Balance at end of the year	1,101,381	1,106,390
Specific allowance	(546,609)	(549,632)
Net non-perfoming loans and financing	554,772	556,758
Net NPL as % of gross loans and financing less specific allowance	2.47%	2.60%

A27. Operations of Islamic Banking (contd)

A27d. (ii) Movements in the allowance for bad and doubtful debts and financing accounts are as follows:

	Group	
	30 September 2008 RM'000	30 June 2008 RM'000
General allowance		
At beginning of the year	**333,981**	664,196
Allowance made during the year	**13,517**	35,144
Allowance written back	**-**	(743)
Excess of general allowance transferred to Head Office	**-**	(367,233)
Transfer from specific allowance	**-**	2,617
At end of the year	**347,498**	333,981
As % gross loans and financing less specific allowance	**1.55%**	1.56%
Specific allowance		
At beginning of the year	**549,632**	536,572
Allowance made during the year	**53,329**	299,749
Amount written back	**(29,716)**	(96,318)
Amount written off	**(26,636)**	(143,660)
Transfer to general allowance	**-**	(2,617)
Sale of NPL, subsequently transferred to Head Office	**-**	(44,094)
At end of the year	**546,609**	549,632

A27e. Deposits from Customers

(i) By type of deposit

	Group	
	30 September 2008 RM'000	30 June 2008 RM'000
Mudharabah Fund		
Demand deposits	**2,300,344**	2,179,605
Savings deposits	**115,836**	108,793
General investment deposits	**6,057,262**	6,313,712
Special investment deposits	**-**	-
	8,473,442	8,602,110
Non-Mudharabah Fund		
Demand deposits	**3,672,312**	3,675,392
Savings deposits	**4,302,809**	3,959,324
Structured deposits	**325,770**	345,330
Negotiable instruments of deposits	**3,090,774**	3,221,824
	11,391,665	11,201,870
Deposit from Customers	**19,865,107**	19,803,980

A28. Intangible Assets

Included in total intangible assets of the Group is the estimated goodwill and intangible assets arising from the acqusition of Bank Internasional Indonesia Tbk (BII) on 30 September 2008. The effects of the acquisition of BII are

	Group 30 September 2008 RM'000
Share of net assets acquired	1,159,889
Purchase consideration, net of exchange gains	(4,083,514)
Estimated goodwill/intangible assets	(2,923,625)

The goodwill and intangible assets of RM2.92 billion above represents the excess of the purchase consideration over the book values of BII at the date of acquisition.

The Group is currently in the midst of carrying out a Purchase Price Allocation (PPA) exercise in accordance with FRS 3 - Business Combinations, to allocate fair values to the tangible assets, liabilities, contingent liabilities and identifiable intangible assets of BII. Subject to the results of the PPA exercise, the final value of the goodwill of BII may vary from the value disclosed above. The PPA exercise will provide indications of the recoverable value of the investment. Should the recoverable value of the investments be less than their carrying value, the investment will be written down to its recoverable value.

A29. Impairment Loss on Interest in an Associate

The Group holds a 20% equity stake in a listed associated company in Pakistan, MCB Bank Ltd ("MCB"), as at 30th September 2008. The recent global financial crisis has impacted the economic situation in Pakistan, leading to growing inflation rate and a downtrend in the global stock exchanges, including the Karachi stock exchange. This has resulted in substantial decline in the market capitalization of MCB. These are indications that the Group's investment in MCB may be impaired.

Impairment Testing
In accordance with FRS 136: Impairment of Assets, the Group treats MCB as a Cash Generating Unit ("CGU") for impairment testing.

Key Assumptions Used In Value-In-Use Calculations
The recoverable amount of the CGU has been determined based on the value-in-use calculation, using cash flow projections prepared by management, covering a 10-year period. Cash flows beyond the 10-year period are extrapolated at 6%. The calculation for value-in-use is most sensitive to the following assumptions:

1) The growth rates used, which are based on the long-term expectation and have been adjusted to take into account the current economic situation.

2) The discount rate applied at 21.5%, which reflect the current specific country risks.

A30. Restatement of Comparatives

The following comparative amounts have been restated as a result of the transfer of the Islamic Banking operations to its subsidiary, Maybank Islamic Berhad:

As at 30 September 2007	Previously Stated RM'000	Transfer of Islamic Banking operations RM'000	Restated RM'000
Bank			
Interest income	2,729,094	12,499	2,741,593
Interest Expense	(1,500,995)	(10,636)	(1,511,631)
Net Interest Income	1,228,099	1,863	1,229,962
Income from Islamic Banking operations	206,445	(206,445)	-
Other operating income	1,434,544	(204,582)	1,229,962
Total non-interest income	430,313	-	430,313
Overhead expenses	(849,201)	91,289	(757,912)
Operating profit	1,015,656	(113,293)	902,363
Allowance for losses on loans, advances	(145,243)	43,381	(101,862)
Profit before taxation and zakat	870,413	(69,912)	800,501
Taxation and zakat	(226,487)	26,861	(199,626)
Profit for the year from continuing operations	643,926	(43,051)	600,875
Profit for the year from transfer of Islamic Banking operations	-	43,051	43,051

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. Performance Review

The Group's net interest income for the quarter ended 30 September 2008 declined by RM46.6 million or 3.6% over that of the corresponding quarter to RM1,265.0 million. The lower net interest income was mainly due to lower interest income from deposits placed with financial institutions and securities portfolio, and recoveries from NPL, which were lower by RM196.0 million (-18.0%) and RM23.4 million (-31.3%) respectively. However these were partly offset by an increase of RM120.5 million (+6.78%) in interest income from loans, advances and financing.

Non interest income (including mark-to-market gain/loss of derivatives and securities held for trading) for the quarter ended 30 September 2008 was lower by RM131.5 million or 21.6% compared to that of the previous corresponding quarter. For the period under review, the lower non interest income was impacted by foreign exchange loss of RM125.2 million compared to a profit of RM123.2 million in the previous corresponding quarter. This was mainly attributable to the reversal of the foreign exchange gain of RM193 million reported in the previous financial year from SGD placement in relation to the purchase consideration for the proposed acquisition of PT Bank Internasional Indonesia TBk (BII). The gain on foreign exchange is now to reduce the acquisition cost following the successful acquisition of BII. Excluding the reversal of the RM193 million, the Group's foreign exchange activities would have recorded a gain of RM67.8 million.

Overheads for the quarter increased by RM207.3 million or 20.5% over that of the corresponding period. Personnel costs increased by RM115.8 million or 26%, following finalisation of salary revisions, including adjustments for previous quarters, for officers and clericals under the respective collective agreements concluded during the quarter.

Marketing costs increased by RM11.2 million or 11% as a result of higher provisions made for credit card sales and promotions.

Administration and General Expenses increased by RM66.1 million (23.5%), from RM281.4 million to RM347.5 million, mainly due to increase in insurance claims incurred and other administrative and general expenses such as cash processing fees and royalties paid for the increased cards and treasury businesses and higher utility bills due to increase in tariff rates.

As a result, operating profit for the period decreased from RM1,122.3 million to RM809.3 million, or a reduction of 27.9%.

In the period under review, the Group's profit before tax was impacted by impairment losses in an associated company of RM242 million and higher loan loss provision of RM84.1 million due mainly to the lower specific allowance written back. However, this was partly offset by the write-back of allowance for non-refundable deposit of RM483.8 million in the financial statements arising from the reinstatement of approval by Bank Negara Malaysia, and the subsequent completion of the proposed acquisition of Sorak Financial Holdings Pte Ltd ("Sorak"), the controlling shareholder of BII.

As a result of the above, the Group's profit before tax profit for the first quarter ended 30 September 2008 registered a decrease of 13.0% or RM132.3 million to RM881.8 million compared to the corresponding period in the previous financial year. Net Profit attributable to equity holders was lower by 22.2% or RM163.3 million to RM572.2 million compared to the previous corresponding period.

B2. Variation of Results Against Preceding Quarter

The Group's net interest income for the quarter ended 30 September 2008 declined by RM86.0 million or 6.4% over that of the preceding quarter to RM1,265.0 million. The lower net interest income was mainly due to higher interest expense of RM123.8 million or 8.5% from deposits mobilised from financial institutions and from the recent issuance of long term bonds and notes for general funding purposes, which were higher by RM62.3 million (+30.2%) and RM72.1 million (+154.4%) respectively.

Non-interest income (including mark-to-market gain/loss of derivatives and securities held for trading) for the quarter ended 30 September 2008 was lower by RM879.1 million or a decrease of 64.7% compared to that of the preceding quarter. The significant variance in the current quarter was mainly attributable to the reversal of the foreign exchange gain of RM193 million reported in the previous financial year from SGD placement in relation to the purchase consideration for the proposed acquisition of PT Bank Internasional Indonesia TBk (BII). In addition, for the current quarter, the mark-to-market loss on derivatives and securities held for trading were RM15.1 million compared to a gain of RM220 million in the preceding quarter. Similarly, the current quarter recorded a negligible loss from sale of securities of RM245 thousand compared to a gain of RM58 million in the preceding quarter.

Overheads for the quarter increased by RM89.8 million or 8.0% over that of the preceding quarter mainly due to higher insurance claims incurred and other administrative expenses which were higher by RM37.2 million and RM22 million respectively.

As a result, operating profit for the quarter decreased from RM1,855.3 million to RM809.3 million, or a reduction of 56.4%.

In the current quarter under review, the Group's profit before tax was also impacted by impairment losses in an associated company of RM242 million but this was partly offset by loan loss provision which was lower by RM160.2 million, and the write-back of allowance for non-refundable deposit of RM483.8 million in the financial statements arising from the reinstatement of approval by Bank Negara Malaysia, and the subsequent completion of the proposed acquisition of Sorak Financial Holdings Pte Ltd ("Sorak"), the controlling shareholder of BII.

As a result of the above, the Group's profit before tax profit for the current quarter ended 30 September 2008 registered a decrease of 13.4% or RM140.0 million to RM881.8 million compared to the preceding quarter. Net Profit attributable to equity holders was lower by 18.6% or RM131.0 million to RM572.2 million compared to the preceding quarter.

B3. Prospects

The deteriorating financial and economic situation in the United States has raised the risk of a more pronounced downturn in other industrialized and developing economies. As a result, Malaysia's economic growth could be slower than previously expected due to sluggish growth in exports and more cautious consumer spending, despite moderating domestic inflationary pressures following the reduction in fuel prices. The Government has recently lowered the GDP growth forecast for 2009 or 3.5%, notwithstanding the Government's introduction of various measures to cushion the economic slowdown.

B3. Prospects (contd)

Against the backdrop of a worsening economic scenario, the operating environment for the domestic banking sector is expected to become more challenging with moderate prospects for increasing loans growth and heightened risk of greater non-performing loans. The Group is implementing its LEAP 30 performance improvement programme, which was announced in August, to contend with the more competitive environment ahead. This will include initiatives to upgrade commercial banking model, strengthen domestic corporate and investment banking products and reduce procurement costs. Despite the challenging external environment, the Group expects continued growth from its existing foreign branches and subsidiaries while working to create value from its recent overseas acquisitions.

Nevertheless, with more difficult operating and economic conditions and with the recent acquisitions yet to be earnings accretive, the Group expects net profit for the current financial year ending 30 June 2009 to be lower than the previous financial year.

B4. Profit Forecast or Profit Guarantee

Neither the Group nor the Bank made any profit forecast or issued any profit guarantee.

B5. Tax Expense and Zakat

The analysis of the tax expense for the first financial quarter ended 30 September 2008 are as follows:

	1st Quarter Ended		Cumulative 3 Months Ended	
	30 September 2008	30 September 2007	30 September 2008	30 September 2007
Group	**RM'000**	**RM'000**	**RM'000**	**RM'000**
Malaysian income tax	**227,597**	200,043	**227,597**	200,043
Foreign income tax	**33,633**	2,907	**33,633**	2,907
	261,230	202,950	**261,230**	202,950
Under/(over) provision in prior years	**(13)**	(47,641)	**(13)**	(47,641)
Deferred tax expense				
- Origination and reversal of temporary differences	**7,119**	65,705	**7,119**	65,705
Due to reduction in statutory rate	**38,419**	39,812	**38,419**	39,812
	45,538	105,517	**45,538**	105,517
Tax expense for the year	**306,755**	260,826	**306,755**	260,826
Zakat	**4,263**	1,315	**4,263**	1,315
	311,018	262,141	**311,018**	262,141

	1st Quarter Ended		Cumulative 3 Months Ended	
	30 September 2008	30 September 2007	30 September 2008	30 September 2007
Bank	**RM'000**	**RM'000**	**RM'000**	**RM'000**
Malaysian income tax	**138,429**	140,879	**138,429**	140,879
Foreign income tax	**31,157**	985	**31,157**	985
	169,586	141,864	**169,586**	141,864
Under/ (over) provision in prior years	-	(47,641)	-	(47,641)
Deferred tax expense				
- Origination and reversal of temporary differences	**1,553**	66,277	**1,553**	66,277
Due to reduction in statutory rate	**37,744**	39,126	**37,744**	39,126
	39,297	105,403	**39,297**	105,403
Tax expense for the year	**208,883**	199,626	**208,883**	199,626

Domestic income tax is calculated at the Malaysian statutory tax rate of 26% (2007: 27%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

B6. Sale of Unquoted Investments and Properties

The losses from the sale of unquoted investments of the Group and Bank amounted to RM25.58 million and RM13.05 million respectively while the loss from sale of properties amounted to RM17,715 for both the Group and Bank.

B7. Quoted Securities

Financial institutions are exempted from the disclosure requirements relating to quoted securities.

B8. Status of Corporate Proposals Announced but Not Completed

(a) Memorandum of Understanding ("MOU") between Maybank and PT Panin Life Tbk ("Panin")

Maybank entered into a MOU with Panin on 30 March 2007 to commence discussion on a possible joint venture partnership via a 60% stake in PT Anugrah Life Insurance, a subsidiary of Panin.

On 6 November 2007, the Ministry of Finance of the Republic of Indonesia ("MOFI") informed Panin that the MOFI was unable at this stage to proceed to consider the application for approval on the above proposed acquisition due to the limitations of Article 43(2) of the MOF Regulation No. 426/MKM.06/2003 which requires a foreign company to maintain a majority of its portfolio in insurance business should it wish to become a shareholder of a local insurance company.

The Board of Directors of Maybank and Mayban Fortis Holdings Berhad and its joint venture partner, Fortis, have agreed that Maybank's insurance and takaful holding company, Mayban Fortis Holdings Berhad ("Mayban Fortis") will replace Maybank to pursue the proposed acquisition of PT Anugrah Life Insurance ("Anugrah").

Mayban Fortis had on 26 March 2008 obtained approval from Bank Negara Malaysia for the proposed acquisition which is one of the prerequisites in the submissions to the Indonesian authorities.

Anugrah has informed that the MOFI had vide its letter dated 8 May 2008, approved the application of Anugrah to change its ownership with Mayban Fortis acquiring 60% from Panin.

The abovementioned approval obtained from MOFI had lapsed on 4 August 2008.

On 3 September 2008, Maybank has notified Panin and Anugrah that all arrangements relating to its pursuant to the above MOU be formally terminated.

(b) Proposed Acquisition of Approximately 15% of the Total Charter Capital of Vietnam's An Binh Commercial Joint Stock Bank ("ABBank")

On 21 March 2008, Maybank announced that it has entered into an agreement with ABBank for the subscription by Maybank of approximately 15% of the total charter capital of ABBank for a total cash consideration of approximately Vietnam Dong ("VND") 2.1 trillion or the equivalent of approximately RM430 million, on or before 31 December 2008. Maybank may also take up an additional 5% equity in the near future, pending approval by the Vietnam government. Current regulations in Vietnam allow foreign banks to own up to 15% equity in a Vietnamese bank with the possibility of increasing the stake to 20% subject to approval by the government.

On the same date, Maybank has also entered into a strategic cooperation and knowledge transfer agreement with ABBank to provide technical assistance in consumer banking, network, treasury, business banking, risk management, human resource, information technology and corporate governance. ABBank will provide Maybank with infrastructure, facilities, logistics, support and resources in Vietnam.

On 9 September 2008, Maybank entered into a supplemental agreement with ABBank to amend certain terms of the subscription agreement dated 21 March 2008 in relation to, amongst others, the total purchase consideration and the manner of satisfaction of the purchase consideration for the Proposed Acquisition. With the execution of the supplemental agreement, the total purchase consideration for the 15% of the total paid-up Charter Capital of ABBank has been revised downward to approximately VND1.58 trillion or the equivalent of

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(b) Proposed Acquisition of Approximately 15% of the Total Charter Capital of Vietnam's An Binh Commercial Joint Stock Bank ("ABBank") (Contd)

approximately RM327.1 million. The revised purchase price was mutually agreed between Maybank and ABBank in view of the change in economic environment in Vietnam.

After the completion of the subscription of 15% of the total Charter Capital of ABBank and not later than 30 December 2008, ABBank may distribute shares via a bonus issue to the existing shareholders of ABBank (excluding Maybank). Therefore, Maybank shall subscribe to such additional shares for a total consideration of approximately VND43.8 billion or the equivalent of approximately RM9.1 million in order to maintain its 15% shareholdings in ABBank.

Further, upon completion of the aforesaid acquisitions and subject to the approval of the relevant authorities, Maybank will also subscribe for an additional 5% of the total Charter Capital of ABBank for a total consideration of approximately VND356.5 billion or equivalent of approximately RM73.8 million. Pursuant thereto, Maybank will eventually hold 20% of the total Charter Capital of ABBank at a total consideration of approximately RM410 million.

On 24 September 2008, Maybank has successfully completed the acquisition of 15% of the total Charter Capital of ABBank.

(c) Proposed Acquisition of up to 100% of the Issued and Paid-up Share Capital of Sorak Financial Holdings Pte. Ltd. ("Sorak') for a Total Cash Consideration of Approximately Indonesian Rupiah ("Rp") 13.9 Trillion (or the Equivalent of Approximately RM4.8 Billion)

On 26 March 2008, Maybank announced that it has entered into a Share Sale Agreement ("SSA') to acquire up to 100% of Sorak Financial Holdings Pte Ltd ("Sorak") for a cash consideration of approximately Indonesian Rupiah ("Rp") 13.9 trillion or the equivalent of approximately RM4.8 billion paving the way for Maybank to be a controlling shareholder of PT Bank Internasional Indonesia Tbk ("BII").

Sorak is 75%-owned by Fullerton Financial Holdings Pte. Ltd. ("FFH"), a wholly owned subsidiary of Temasek Holdings (Private) Limited and 25%-owned by Kookmin Bank ("KB"). Sorak owns approximately 55.7% equity interest in BII.

As a result of this transaction, Maybank will also be making a tender offer for the remaining 44.3% shares held by remaining shareholders of BII. The total amount involved for the tender offer is approximately Rp 11.0 trillion or the equivalent of approximately RM3.8 billion, bringing the total value of the potential acquisition to about Rp 24.9 trillion or the equivalent of approximately RM8.6 billion.

The completion is conditional upon approvals as stipulated below being obtained:

(i) Bank Negara Malaysia (which was obtained vide its letter dated 25 March 2008);
(ii) the shareholders of Maybank at an extraordinary general meeting (resolution was approved on 15 May 2008); and
(iii) other relevant authorities as may be necessary from any governmental or regulatory body having jurisdiction over the entry into and completion of the SSA.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(c) Proposed Acquisition of up to 100% of the Issued and Paid-up Share Capital of Sorak Financial Holdings Pte. Ltd. ("Sorak') for a Total Cash Consideration of Approximately Indonesian Rupiah ("Rp") 13.9 Trillion (or the Equivalent of Approximately RM4.8 Billion) (Contd.)

In addition, the completion is also conditional upon the following conditions precedent being fulfilled or duly waived:

(i) Maybank having to pass the fit and proper test as stipulated by Bank Indonesia;

(ii) all consents, approvals and actions of, filings with and notices, as may be necessary from any governmental or regulatory body or relevant competent authority having jurisdiction over the entry into and completion of the SSA, whether in or outside Indonesia, being granted or obtained and being in full force as at the Completion; and

(iii) no breach of the warranties as provided by FFH, KB and Maybank having occurred and the said warranties remaining true and correct as at Completion.

On 21 July 2008, Bank Indonesia had approved the following:

(i) Maybank as the ultimate shareholder of BII in relation to the Proposed Acquisition; and

(ii) Mayban Offshore Corporate Services (Labuan) Sdn Bhd ("Mayban Offshore") as controlling shareholder of BII in relation to the Tender Offer by Maybank through Mayban Offshore, in the event that Mayban Offshore is able to acquire 25% or more of the equity interest in BII owned by the public.

On 29 July 2008, Maybank had received a letter from Bank Negara Malaysia ("BNM") wherein BNM noted that as a result of the recent changes of the new regulation on Take-Over Rule IX H1 by Badan Pengawas Pasar Modal and Lembaga Keuangan ("Bapepam"), Department Keuangan, Republik Indonesia (which was enacted on 30 June 2008) ("New Take-Over Rule"), the Proposal may result in Maybank potentially incurring material losses from selling down of the shares and write-down of investment upon the implementation of the New Take-Over Rule.

In this regard, BNM informed that its approval given under Section 29 of the Banking and Financial Institutions Act 1989 for the Proposed Acquisition via its letter dated 25 March 2008, has been revoked. A provision of RM483.8 million has been made in the Group's and Bank's financial statements in respect of the deposits paid to FFH and KB for the Proposed Acquisition for the financial year ended 30 June 2008.

Bapepam has informed Maybank vide its letter dated 15 September 2008 of the possibility of a conditional extension to the timeframe of the 20% re-float requirement based on the New Take-Over Rule ("Sell-Down Requirement"), namely, subject to the following conditions:

(i) in the event that a re-float exercise would risk potential material losses to the new controlling party;

(ii) the material losses condition mentioned above shall triggered whereby the potential losses incurred by the new controlling party exceeds 10% of the total investment value incurred in acquiring the listed company.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(c) Proposed Acquisition of up to 100% of the Issued and Paid-up Share Capital of Sorak Financial Holdings Pte. Ltd. ("Sorak') for a Total Cash Consideration of Approximately Indonesian Rupiah ("Rp") 13.9 Trillion (or the Equivalent of Approximately RM4.8 Billion) (Contd.)

Subsequent to the above, BNM has vide its letters dated 16 September 2008 and 25 September 2008 reinstated its earlier approval granted via its letter dated 25 March 2008 for the Proposal subject to the following conditions:

(i) Maybank to obtain an extension to the 26 September 2008 deadline, being the last date to fulfil the conditions precedent as stipulated in the SSA; and

(ii) Maybank to obtain a new agreement on a purchase price that will not result in substantial impairment under the international financial reporting standards that would impact the fundamental soundness of Maybank.

Arising therefrom, Maybank has entered into a Supplemental Agreement with FFH and KB dated 30 September 2008 providing, inter-alia, the following:

(i) to complete the Proposed Acquisition on 30 September 2008; and

(ii) FFH and KB shall provide a combined rebate/reduction in price of SGD315.2 million or approximately RM758.9 million to the total purchase consideration payable by Maybank for the Proposed Acquisition resulting in the implicit price payable per BII share held by Sorak of Rp433.

The parties also agreed to maintain the Tender Offer for the remaining BII shares at Rp510 per BII share as provided for in the SSA dated 26 March 2008.

Taking into consideration the deposit of RM483.8 million (SGD208.8 million) paid earlier on 26 March 2008, the total cost of acquisition of the effective 55.6% equity interest in BII held by Sorak is approximately RM4.26 billion. (SGD1.77 billion). The effects of the acquisition are summarised in Note A28.

Subsequent to 30 September 2008, Maybank has also entered into agreements with certain shareholders of BII to acquire a minimum of 7,947,019,338 shares in BII or approximately 16.26% of the total issued shares of BII (as at 31 March 2008) at a price of Rp433 per share. This involves a total purchase consideration of Rp3.44 trillion or approximately RM1.26 billion.

On 10 October 2008, Maybank has completed the said acquisition of 7,947,019,338 shares in BII, and now holds approximately 71.86% equity interest in BII. The total purchase consideration for approximately 71.86% equity interest in BII by Maybank todate amounted to approximately RM5.52 billion. This represents a total reduction in price of approximately RM987.23 million from the previous agreed price of Rp510 per share in BII. The said acquisitions are acquired via Maybank's wholly-owned subsidiary, Mayban Offshore.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(c) Proposed Acquisition of up to 100% of the Issued and Paid-up Share Capital of Sorak Financial Holdings Pte. Ltd. ("Sorak') for a Total Cash Consideration of Approximately Indonesian Rupiah ("Rp") 13.9 Trillion (or the Equivalent of Approximately RM4.8 Billion) (Contd.)

On 21 October 2008, Mayban Offshore has announced a tender offer to acquire all the remaining shares of BII, being owned by the public shareholders, which are not sold by the public shareholders through open market, and any new ordinary shares in BII that may be issued pursuant to the exercise of options under BII's Employee Share Option Plan, at a tender offer price of Rp.510 per share (the "Offer"). The Offer will expire at 4.00 p.m., Indonesian Western time, on 19 November 2008.

(d) Maybank and the Islamic Corporation for the Development of the Private Sector ("ICD") sign Memorandum of Understanding ("MOU") in relation to Global Takaful Business

On 7 May 2008, Maybank and ICD signed a MOU to jointly explore the feasibility of establishing an international takaful holding company with the vision to create a global leader in the takaful business. ICD is the commercial arm of the Islamic Development Bank.

Under the MOU, the proposed holding company to be set up aims to explore opportunities with the aim of creating takaful companies in both ICD member and non-member countries. The plan is for the proposed holding company to commence operations by end 2008.

(e) Family Takaful Business Joint Venture in Pakistan

On 23 June 2008, Maybank has received approval from Bank Negara Malaysia to establish or acquire a subsidiary to be used as a Special Purpose Vehicle ("SPV") for the purpose of acquiring 30% of the issued and paid-up capital of Pak-Kuwait Takaful Company Limited.

Maybank had on 8 July 2008 acquired Pelangi Amanmaz Sdn Bhd ("PASB") as a subsidiary to be used as the SPV for the joint venture. PASB has an authorised capital of RM100,000 comprising 100,000 ordinary shares of RM1.00 each amd issue and paid-up capital of RM2.00 comprising 2 ordinary shares of RM1.00 each.

Through the acquisition, Maybank intends to venture into the Family Takaful business in Pakistan. Pak-Kuwait Family Takaful Company Limited is a newly incorporated company and it is the process of applying for license from the authorities in Pakistan to operate the family Takaful business. It is a joint venture between Pak-Kuwait Investment Company Private Limited, Allied Bank Limited and Saudi Pak Industrial and Agriculture Investment Company Limited. The issue and paid-up capital of the company is Pakistan Rupees 500 million.

All parties are currently negotiating and finalizing the terms of the joint venture.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(f) Acquisition of New Subsidiary – BinaFikir Sdn Bhd ("BinaFikir")

On 27 August 2008, Maybank entered into a share sale agreement ("Share Sale Agreement") with En Mohammed Rashdan Mohd Yusof and En Amirul Feisal Wan Zahir for the purchase of the entire issued and paid-up capital of BinaFikir ("Proposed Acquisition").

The Proposed Acquisition shall be executed at an initial purchase consideration based on net book value and an additional final purchase consideration dependent on net earnings of BinaFikir from their existing mandates as at 31 August 2008, to be determined based on actual results as at 30 June 2009 (the total consideration of purchase consideration is expected to be approximately RM8 million).

The Proposed Acquisition is subject to regulatory approval from Bank Negara Malaysia and the Securities Commission. The Share Sale Agreement is expected to be completed once the necessary approvals have been obtained.

BinaFikir is holder of a Capital Markets Services Licence and is licensed to conduct investment advisory business. It has an authorised share capital of RM1,000,000 comprising 1,000,000 ordinary shares of RM1.00 each and issued and paid-up share capital of RM650,000 comprising 650,000 ordinary shares of RM1.00 each.

(g) Proposed Issuance of, Offer for Subscription or Purchase of, or Invitation to Subscribe for, or Purchase of Innovative Tier 1 Capital Securities ("IT1CS") Programme of up to RM4.0 Billion and/or its Foreign Currency Equivalent in Nominal Value ("IT1CS Programme") by Maybank.

The IT1CS has been structured to comply with Bank Negara Malaysia's ("BNM") Guidelines on Innovative Tier 1 capital instruments.

The IT1CS will be issued in the form of capital securities via an IT1CS Programme. The IT1CS Programme would have a sixty five (65)-year tenure from the date of the first issuance.

Maybank shall have the option to redeem, in whole and not in part, any IT1CS issued on the First Optional Redemption Date of each IT1CS issued, which is a date falling no less than 10 years or no more than 15 years from the respective IT1CS date of first issuance, and every interest payment date thereafter, subject to prior approval of BNM.

The proceeds of the IT1CS Programme shall be used for Maybank's working capital, general banking and other corporate purposes.

Maybank has obtained approvals from BNM and the Securities Commission vide their letters dated 28 May 2008 and 4 June 2008 respectively to issue the IT1CS Programme.

On 11 August 2008, Maybank issued SGD600 million IT1CS. The SGD IT1CS has a principal stock settlement mechanism to redeem the IT1CS on the 60th year from the date of issuance. The Bank, however, has the option to redeem the IT1CS on the 10th anniversary of the issue date and on any interest payment date thereafter. On the 10th anniversary of the issue date, there will be a step-up in the interest rate.

On 25 September 2008, Maybank issued RM1.10 billion of IT1CS, which forms part of the overall IT1CS Programme. The RM IT1CS matures on 25 September 2068, and is callable on 25 September 2018 and on every interest payment date thereafter.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(h) Proposed Issuance of Tier 2 Subordinate Bonds of up to USD1.0 Billion and/or its Equivalent in Other Foreign Currencies in Nominal Value (the "Subordinated Bonds")

The Subordinated Bonds will constitute direct and unsecured obligations of the Bank, subordinated in right and priority of payment to all deposit liabilities and other liabilities except present and future unsecured and subordinated obligations which by their terms rank pari-passu in right of payment with or which are subordinated to the Subordinated Bonds.

The Subordinated Bonds issuance has been approved by Bank Negara Malaysia on 27 June 2008 to qualify as Tier 2 capital for purposes of Malaysian capital adequacy regulation.

The Subordinated Bonds issuance has also been approved by the Securities Commission on 9 July 2008.

B9. Deposits and Placements of Financial Institutions and Debt Securities

Please refer to note A12 and A13.

B10. Off-Balance Sheet Financial Instruments

Please refer to note A24.

B11. Changes in Material Litigation

(a) In 2005, a subsidiary, Mayban Trustees Berhad ("MTB") and eleven other defendants were served with a writ of summons by ten plaintiffs / bondholders for an amount of approximately RM157.8 million. MTB was alleged to have acted in breach of trust and negligently in its capacity as Trustee for the bonds issued. MTB does not admit any liability to the claim and is defending the suit. The suit is pending determination at trial.

On 7 July 2008, the plaintiffs entered judgement by consent against the1st, 4th and 6th to 12th defendants for the sum of RM149,315,000.00 as well as withdrew the claim against the 5th defendant. The entering of the said judgement by consent is not in any way an implication of liability on the part of MTB and MTB shall continue to defend the suit.

The above contingent liability is covered by an existing Banker Blanket Bond Policy between the Bank and a subsidiary, Mayban General Assurance Berhad ("MGAB"), which had entered into a facultative reinsurance contract for an insured sum of RM150 million with three other re-insurers

No provision is made in the Group's financial statements.

B11. Changes in Material Litigation (Contd.)

The 1st Defendant has on 4 August 2008 served a counterclaim on MTB for almost RM535 million being loss of profit, expenses and damages stated to have been incurred by it which allegedly arises as a result of MTB unlawfully declaring an Event Of Default ("EOD") on the bonds. MTB's solicitors shall defend the Counterclaim and their opinion is that the Counterclaim is without merit as the 1st Defendant had failed to perform their obligations under the bonds. Further, the 1st Defendant had on 7 July 2008 consented to judgement, thereby admitting the EOD and liability for the sum of RM149,315,000. MTB is of the view that the EOD was declared lawfully and MTB is in any event entitled under the trust deed to be indemnified by the bondholders for the Counterclaim.

(b) In 2004, Etiqa Takaful Berhad ("ETB") (formerly known as Takaful Nasional Berhad), now a subsidiary of the Bank, commenced a civil suit against a borrower ("the 1st Defendant") and three guarantors, for the sum of approximately RM25.8 million, following the recall of the relevant facility which was preceded by the 1st Defendant's failure to pay monthly instalments.

The 1st Defendant counter-claimed for loss and damage amounting to approximately RM284 million as a result of ETB's failure to release the balance of the facility of RM7.5 million. It is alleged that the 1st Defendant was unable to carry on its project and therefore suffered loss and damage, ETB are proceeding with their claim and are resisting the 1st Defendant's counter-claim. ETB have filed its defence to the counterclaim and an application to strike out the counterclaim as well.

ETB are of the view that they have a good chance of succeeding in the action and in securing a dismissal of the 1st Defendant's counterclaim.

(c) A corporate borrower has issued a writ of summon against Aseambankers in 2005 in its capacity as agent bank for the syndicate lenders claiming general, special and exemplary damages arising from alleged breach of duty owed by Aseambankers. Although it has not been quantified, the claim value is estimated at approximately RM450 million.

The credit facilities consist of a bridging loan of RM58.5 million and a revolving credit facility of RM4.0 million which were granted by Aseambankers and three other financial institutions as the syndicated lenders. The loan was restructured in 2002 to RM38 million with terms for repayment. In 2006, Aseambankers and three other syndicated lenders filed a suit against the corporate borrower for the recovery of the loan. The two suits were then ordered by the court to be heard together.

Out of the estimated claim of RM450.0 million, Maybank's exposure is RM189.0 million. (inclusive of the assets and liabilities of KBB (one of the syndicated lenders) and from Aseambankers which had been vested to the Bank in respective of this account pursuant to a vesting order dated 28 September 2006 and 21 May 2007 respectively).

Based on advice from its solicitors, Aseambankers are of the view that it has a more than even chance of succeeding in defending the corporate borrower's claim.

Other than that stated above, the Group and the Bank do not have any other material litigation that would materially and adversely affect the financial position of the Group and the Bank.

MALAYAN BANKING BERHAD
(3818-K)
(Incorporated in Malaysia)

B12. Earning Per Share (EPS)

Basic

The basic EPS of the Group is calculated by dividing the net profit for the quarter and the financial year attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue during the quarter and the financial year respectively.

	1st Quarter Ended		Cumulative 3 Months Ended	
	30 September 2008	30 September 2007	30 September 2008	30 September 2007
Net profit for the period (RM'000)	**572,173**	**735,429**	**572,173**	735,429
Weighted average number of ordinary shares in issue ('000)	**4,881,138**	4,864,389[1]	**4,881,138**	4,864,389[1]
Basic earnings per share ('000)	**11.72 sen**	15.12 sen[1]	**11.72 sen**	15.12 sen[1]

Diluted

The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the cumulative period attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	1st Quarter Ended		Cumulative 3 Months Ended	
	30 September 2008	30 September 2007	30 September 2008	30 September 2007
Net profit for the period (RM'000)	**572,173**	735,429	**572,173**	735,429
Weighted average number of ordinary shares in issue ('000)	**4,881,138**	4,864,389	**4,881,138**	4,864,389
Effects of share option ('000)	**11**	6,398	**11**	6,398
Adjusted weighted average number of ordinary shares in shares in issue ('000)	**4,881,149**	4,870,787[1]	**4,881,149**	4,870,787[1]
Diluted earnings per share ('000)	**11.72 sen**	15.10 sen[1]	**11.72 sen**	15.10 sen[1]

[1] Adjusted for bonus issue of 1:4

By Order of the Board

Mohd Nazlan Mohd Ghazali
LS0008977
Company Secretary
11 November 2008



Form Version 2.0

General Announcement

Submitted by **MALAYAN BANKING** on **29/01/2009 05:51:49 PM**
Reference No **MB-090129-60935**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

The Star article titled "Maybank mulls over RM3bil rights issue"

* **Contents :-**

We refer to the article appearing in The Star, Bizweek, page 9 on Saturday, 24 January 2009. We wish to inform that Maybank is continuously exploring its options to further optimise its capital structure and strengthen its balance sheet to enhance shareholders' value. In relation thereto, Maybank will announce any capital raising exercise as and when a decision on the terms has been made and finalised by its Board of Directors.

This announcement is dated 29 January 2009.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

Change in Boardroom

Submitted by **MALAYAN BANKING** on **13/02/2009 06:24:38 PM**
Reference No **MB-090213-39429**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

* Date of change	:	**15/02/2009**
* Type of change	:	**Resignation**
* Designation	:	**Non-Executive Director**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Tan Sri Dato' Megat Zaharuddin Bin Megat Mohd Nor**
* Age	:	**60**
* Nationality	:	**Malaysian**
* Qualifications	:	**B.Sc (Honours) in Mining Engineering from Royal School Of Mines, Imperial College of Science and Technology, London University, U.K. (1972).** **Associate of Royal School of Mines.**
* Working experience and occupation	:	**Tan Sri Dato' Megat Zaharuddin Bin Megat Mohd Nor had 31 years of experience in international oil, gas and petrochemicals business and was the Regional Business CEO/Managing Director of Shell Exploration and Production International B.V. (Netherlands) prior to his retirement in January 2004. He was the Chairman of Maxis Communications Berhad between 2004 - 2007.** **He joined Maybank as a director in 2004. His directorships in companies in the Maybank Group include Mayban Fortis Holdings Berhad and MNI Holdings Berhad as well as Chairman of Etiqa Insurance Berhad (formerly known as Malaysia Nasional Insurance Berhad), Mayban Life Assurance Berhad, Mayban General Assurance Berhad, Sri MTB Berhad (formerly known as Mayban Takaful Berhad), Etiqa Takaful Berhad (formerly known as Takaful Nasional Berhad), Etiqa Life International (L) Ltd (formerly known as Mayban Life International (Labuan) Ltd), and Etiqa Offshore Insurance (L) Ltd (formerly known as MNI Offshore Insurance (L) Ltd).** **He is also a director of the International Centre For Leadership in Finance and the Capital Market Development Fund.**
* Directorship of public companies (if any)	:	**NIL**

* Family relationship with any director and/or major shareholder of the listed issuer	:	**NIL**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Direct Shareholding: 5,000 Ordinary Shares** **Indirect Shareholding: 17,500 Ordinary Shares**
* Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR	:	● **Yes** ○ **No**

Remarks :

Tan Sri Dato' Megat Zaharuddin Bin Megat Mohd Nor will also resign from all subsidiaries within the Maybank Group with effect from 15 February 2009.



Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 27/02/2009 05:49:57 PM
Reference No MB-090227-46276

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mohd Nazlan Mohd Ghazali
* Designation : General Counsel & Company Secretary

Part A1 : QUARTERLY REPORT

* Financial Year End : 30/06/2009

* Quarter : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

* Quarterly report for the financial period ended : 31/12/2008

* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

Maybank Group FS - Dec 08.p

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
* 31/12/2008

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 31/12/2008 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDIN G QUARTER 31/12/2007 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 31/12/2008 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDIN G PERIOD 31/12/2007 [dd/mm/yyyy] RM'000
1	Revenue	4,709,514	4,001,770	8,462,348	7,923,875
2	Profit/(loss) before tax	960,285	1,033,229	1,842,059	2,047,331
3	Profit/(loss) for the period	734,668	726,181	1,305,424	1,478,142

4	Profit/(loss) attributable to ordinary equity holders of the parent	**734,560**	**730,954**	**1,306,733**	**1,466,383**
5	Basic earnings/(loss) per share (sen)	**15.05**	**15.01**	**26.77**	**30.13**
6	Proposed/Declared dividend per share (sen)	**0.00**	**15.00**	**0.00**	**29.00**

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	**4.1443**	**3.9545**

Remarks :

Proposed/Declared dividend per share for 31 December 2007 has been adjusted for bonus issue of 1 for 4

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2008	**31/12/2007**	**31/12/2008**	**31/12/2007**
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	3,489,799	**2,994,263**	**6,335,721**	**5,905,154**
2	Gross interest expense	1,942,383	**1,579,602**	**3,523,290**	**3,178,926**

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENTS
FOR THE SECOND QUARTER ENDED 31 DECEMBER 2008

Group	Note	2nd Quarter Ended 31 December 2008 RM'000	2nd Quarter Ended 31 December 2007 RM'000	Cumulative 6 Months Ended 31 December 2008 RM'000	Cumulative 6 Months Ended 31 December 2007 RM'000
Continuing Operations					
Interest income	A15	**3,489,799**	2,994,263	**6,335,721**	5,905,154
Interest expense	A16	**(1,942,383)**	(1,579,602)	**(3,523,290)**	(3,178,926)
Net interest income		**1,547,416**	1,414,661	**2,812,431**	2,726,228
Income from Islamic Banking Scheme operations:					
Gross operating income		**289,441**	212,625	**570,235**	435,044
Profit equalisation reserves		**12,234**	1,531	**13,413**	(11,338)
	A28b	**301,675**	214,156	**583,648**	423,706
		1,849,091	1,628,817	**3,396,079**	3,149,934
Non-interest income	A17	**809,624**	636,335	**1,288,373**	1,246,558
Net income		**2,658,715**	2,265,152	**4,684,452**	4,396,492
Overhead expenses	A18	**(1,408,543)**	(1,053,972)	**(2,624,955)**	(2,063,034)
Operating Profit		**1,250,172**	1,211,180	**2,059,497**	2,333,458
Allowance for losses on loans, advances and financing	A19	**(312,172)**	(177,569)	**(504,404)**	(285,621)
Write-back of allowance for non-refundable deposit	A5	**-**	-	**483,824**	-
		938,000	1,033,611	**2,038,917**	2,047,837
Share of profits in associated companies		**22,285**	(382)	**45,142**	(506)
Impairment loss of an investment	A30	**-**	-	**(242,000)**	-
Profit before taxation		**960,285**	1,033,229	**1,842,059**	2,047,331
Taxation & Zakat	B5	**(225,617)**	(307,048)	**(536,635)**	(569,189)
Profit for the period		**734,668**	726,181	**1,305,424**	1,478,142
Attributable to:					
Equity holders of the parent		**734,560**	730,954	**1,306,733**	1,466,383
Minority Interest		**108**	(4,773)	**(1,309)**	11,759
		734,668	726,181	**1,305,424**	1,478,142
Earnings per share attributable to equity holders of the parent	B12				
Basic		**15.05 sen**	15.01 sen[1]	**26.77 sen**	30.13 sen[1]
Fully diluted		**15.05 sen**	15.00 sen[1]	**26.77 sen**	30.10 sen[1]

[1] Adjusted for bonus issue of 1:4

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENTS
FOR THE SECOND QUARTER ENDED 31 DECEMBER 2008

Bank	Note	2nd Quarter Ended 31 December 2008 RM'000	2nd Quarter Ended 31 December 2007 RM'000 (Restated)	Cumulative 6 Months Ended 31 December 2008 RM'000	Cumulative 6 Months Ended 31 December 2007 RM'000 (Restated)
Continuing Operations					
Interest income	A15	**2,793,903**	2,830,930	**5,536,895**	5,572,523
Interest expense	A16	**(1,527,433)**	(1,494,139)	**(3,042,283)**	(3,005,770)
Net interest income		**1,266,470**	1,336,791	**2,494,612**	2,566,753
Non-interest income	A17	**508,627**	433,934	**776,901**	864,247
Net income		**1,775,097**	1,770,725	**3,271,513**	3,431,000
Overhead expenses	A18	**(903,246)**	(766,746)	**(1,844,976)**	(1,524,658)
Operating Profit		**871,851**	1,003,979	**1,426,537**	1,906,342
Allowance for losses on loans, advances and financing	A19	**(128,548)**	(172,373)	**(275,054)**	(274,235)
Write-back of allowance for non-refundable deposit	A5	**-**	-	**483,824**	-
Impairment loss of an investment	A30	**-**	-	**(242,000)**	-
Profit before taxation		**743,303**	831,606	**1,393,307**	1,632,107
Taxation & Zakat	B5	**(144,278)**	(224,526)	**(353,161)**	(424,152)
Profit for the period from continuing operations		**357,025**	607,080	**1,040,146**	1,207,955
Discontinued Operation					
Profit for the period from transfer of Islamic Banking operations	A31 (a)	**-**	26,136	**-**	69,187
Profit for the period		**599,025**	633,216	**1,040,146**	1,277,142

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached tp the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 31 DECEMBER 2008

	Note	GROUP 31 December 2008 RM'000	GROUP 30 June 2008 RM'000	BANK 31 December 2008 RM'000	BANK 30 June 2008 RM'000
ASSETS					
Cash and short-term funds		**22,734,638**	27,644,359	**17,091,316**	24,069,617
Deposits and placements with financial institutions		**4,145,744**	8,956,515	**4,928,071**	8,795,492
Securities portfolio	A9	**52,063,075**	36,551,156	**41,238,271**	29,711,540
Loans, advances and financing	A10	**182,575,367**	164,799,666	**143,453,513**	138,985,721
Derivative assets		**1,677,152**	830,150	**1,617,040**	828,182
Other assets	A11	**5,153,870**	3,915,687	**6,492,787**	3,040,046
Investment properties		**3,932**	3,885	**-**	-
Statutory deposits with Central Banks		**5,405,235**	5,872,414	**3,677,771**	4,939,701
Investment in subsidiaries		**-**	-	**14,983,707**	6,423,155
Interests in associates		**3,041,549**	2,218,847	**342,962**	12,055
Property, plant and equipment		**1,477,631**	1,210,833	**1,087,996**	1,062,383
Intangible assets	A29	**6,207,137**	189,729	**174,119**	182,455
Deferred tax assets		**1,122,291**	1,217,490	**880,866**	1,122,138
Life, general takaful and family takaful fund assets		**16,098,647**	15,689,969	**-**	-
TOTAL ASSETS		**301,706,268**	269,100,700	**235,968,419**	219,172,485
LIABILITIES					
Deposits from customers	A12	**206,592,878**	187,112,077	**162,055,778**	156,322,564
Deposits and placements of banks and other financial institutions	A13	**29,154,554**	24,554,106	**30,558,437**	25,847,297
Obligations on securities sold under repurchase agreements		**-**	322,371	**-**	322,371
Bills and acceptances payable		**3,712,399**	4,792,302	**3,682,421**	4,396,381
Derivative liabilities		**2,073,087**	1,055,097	**1,953,634**	1,027,048
Other liabilities	A14	**7,276,767**	5,248,563	**4,480,675**	3,919,074
Recourse obligation on loans sold to Cagamas		**759,792**	1,274,069	**759,792**	1,274,069
Provision for taxation and zakat		**232,804**	435,483	**82,676**	390,327
Deferred tax liabilities		**49,492**	51,862	**-**	-
Subordinated obligations	A13	**8,647,555**	4,975,723	**8,136,298**	4,975,723
Capital Securities	A13	**6,032,242**	3,497,316	**6,032,242**	3,497,316
Life, general takaful and family takaful fund liabilities		**4,000,240**	4,032,822	**-**	-
Life, general takaful and family takaful policy holders' funds		**12,098,407**	11,657,147	**-**	-
TOTAL LIABILITIES		**280,630,217**	249,008,938	**217,741,953**	201,972,170

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 31 DECEMBER 2008

		GROUP		BANK	
		31 December 2008	30 June 2008	31 December 2008	30 June 2008
	Note	RM'000	RM'000	RM'000	RM'000
SHAREHOLDERS' EQUITY					
Share capital		**4,881,147**	4,881,123	**4,881,147**	4,881,123
Reserves		**15,348,005**	14,421,370	**13,345,319**	12,319,192
		20,229,152	19,302,493	**18,226,466**	17,200,315
Minority Interest		**846,899**	789,269	**-**	-
Total equity		**21,076,051**	20,091,762	**18,226,466**	17,200,315
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**301,706,268**	269,100,700	**235,968,419**	219,172,485
COMMITMENTS AND CONTINGENCIES	A24	**220,917,849**	204,216,762	**204,003,410**	192,079,393
CAPITAL ADEQUACY	A26				
Based on credit and market risks:					
Without deducting dividend payable *					
Core capital ratio		**8.13%**	10.98%	**10.19%**	11.49%
Risk-weighted capital ratio		**13.54%**	14.87%	**10.19%**	12.73%
After deducting dividend payable					
Core capital ratio:		**8.13%**	10.60%	**10.19%**	11.09%
Risk-weighted capital ratio:		**13.54%**	14.49%	**10.19%**	12.32%
Net assets per share attributable to equity holders of the parent		**RM4.14**	RM3.95	**RM3.73**	RM3.52

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the proposed dividends for respective financial years were not deducted.

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2008

GROUP	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Share Option Reserve RM'000	Distributable Retained Profits RM'000	Total Shareholders' Equity RM'000	Minority Interests RM'000	Total Equity RM'000
	<===================== Non Distributable						=====================>				
At 1 July 2008	4,881,123	2,097,011	4,573,636	15,250	(416,340)	(41,752)	63,069	8,130,496	**19,302,493**	789,269	**20,091,762**
Currency translation differences	-	-	-	-	-	(111,457)	-	-	**(111,457)**	(3,146)	**(114,603)**
Acquisition of an Interest by Minority Interest								-	**-**	93,473	**93,473**
Effects of acquisition/disposal of interests from/to minority interests	-	-	-	-	-	-	-	(20,116)	**(20,116)**	(19,594)	**(39,710)**
Unrealised net gain on revaluation of securities available-for-sale	-	-	-	-	500,798	-	-	-	**500,798**	(11,794)	**489,004**
Net accretion from decreased interest in subsidiaries	-	-	-	-	-	-	-	-	**-**	-	**-**
Net gain/(loss) not recognised in the income statement	-	-	-	-	500,798	(111,457)	-	(20,116)	**369,225**	58,939	**428,164**
Net profit for the period	-	-	-	-	-	-	-	1,306,733	**1,306,733**	(1,309)	**1,305,424**
Total recognised income/(expense) for the period	-	-	-	-	500,798	(111,457)	-	1,286,617	**1,675,958**	57,630	**1,733,588**
Share-based payment under ESOS	-	-		-	-	-	(27,067)	-	**(27,067)**	-	**(27,067)**
Transfer to/from statutory reserves	-	-	353,326	-	-	-	-	(353,326)	**-**	-	**-**
Issue of ordinary shares pursuant to ESOS	24	154	-	-	-	-	-	-	**178**	-	**178**
Dividend paid	-	-	-	-	-	-	-	(722,410)	**(722,410)**	-	**(722,410)**
At 31 December 2008	4,881,147	2,097,165	4,926,962	15,250	84,458	(153,209)	36,002	8,341,377	**20,229,152**	846,899	**21,076,051**

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated In Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2008

	<==================== Non Distributable					====================>					
GROUP	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Share Option Reserves RM'000	Distributable Retained Profits RM'000	Total Shareholders' Equity RM'000	Minority Interests RM'000	Total Equity RM'000
At 1 July 2007	4,881,123	2,097,011	4,573,636	15,250	(416,340)	(41,752)	63,069	8,130,496	**19,302,493**	789,269	**20,091,762**
Currency translation differences	-	-	-	-	-	38,642	-	-	**38,642**	608	**39,250**
Acquisition of an Interest by Minority Interest										996,628	**996,628**
Unrealised net gain on revaluation of securities available-for-sale	-	-	-	-	23,687	-	-	-	**23,687**	(13,754)	**9,933**
Net accretion from decreased interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-
Net gain/(loss) not recognised in the income statement	-	-	-	-	23,687	38,642	-	-	**62,329**	983,482	**1,045,811**
Net profit for the period	-	-	-	-	-	-	-	572,173	**572,173**	(1,417)	**570,756**
Total recognised income/(expense) for the period	-	-	-	-	23,687	38,642	-	572,173	**634,502**	982,065	**1,616,567**
Share-based payment under ESOS	-	-		-	-	-	122	-	**122**	-	**122**
Transfer to/from statutory reserves	-	-	171,000	-	-	-	-	(171,000)	-	-	-
Issue of ordinary shares pursuant to ESOS	23	146	-	-	-	-	-	-	**169**	-	**169**
Dividend paid	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2007	4,881,146	2,097,157	4,744,636	15,250	(392,653)	(3,110)	63,191	8,531,669	**19,937,286**	1,771,334	**21,708,620**

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2008

BANK	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Share Option Reserves RM'000	Distributable Retained Profits RM'000	Total Equity RM'000
	<================Non Distributable================>							
At 1 July 2008	4,881,123	2,097,011	4,483,770	(400,753)	94,730	63,069	5,981,365	17,200,315
Currency translation differences	-	-	-	-	136,650	-	-	136,650
Unrealised net gain on revaluation of securities available for sale	-	-	-	571,465	-	-	-	571,465
Net gain/(loss) not recognised in the income statement	-	-	-	571,465	136,650	-	-	708,115
Net profit for the period	-	-	-	-	-	-	1,040,146	1,040,146
Total recognised income/(expense) for the period	-	-	-	571,465	136,650	-	1,040,146	1,748,261
Share-based payment under ESOS	-	-	-	-	-	122	-	122
Transfer to statutory reserve	-	-	261,000	-	-	-	(261,000)	-
Issue of ordinary shares pursuant to ESOS	24	154	-	-	-	-	-	178
Dividend paid	-	-	-	-	-	-	(722,410)	(722,410)
At 31 December 2008	4,881,147	2,097,165	4,744,770	170,712	231,380	63,191	6,038,101	18,226,466

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2008

	<================Non Distributable================>						Distributable	
BANK	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Other Reserves RM'000	Retained Profits RM'000	Total Equity RM'000
At 1 July 2007	4,881,123	2,097,011	4,483,770	(400,753)	94,730	63,069	5,981,365	**17,200,315**
Currency translation differences	-	-	-	-	(11,171)	-	-	**(11,171)**
Unrealised net gain on revaluation of securities available for sale	-	-	-	27,866	-	-	-	**27,866**
Net gain/(loss) not recognised in the income statement	-	-	-	27,866	(11,171)	-	-	**16,695**
Net profit for the period	-	-	-	-	-	-	683,121	**683,121**
Total recognised income/(expense) for the period	-	-	-	27,866	(11,171)	-	683,121	**699,816**
Share-based payment under ESOS	-	-	-	-	-	122	-	**122**
Transfer to statutory reserve	-	-	171,000	-	-	-	(171,000)	**-**
Issue of ordinary shares pursuant to ESOS	23	146	-	-	-	-	-	**169**
Dividend paid	-	-	-	-	-	-	-	**-**
At 31 December 2007	4,881,146	2,097,157	4,654,770	(372,887)	83,559	63,191	6,493,486	**17,900,422**

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONDENSED CASH FLOW STATEMENTS
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2008

	GROUP		BANK	
	31 December 2008 RM'000	31 December 2007 RM'000	31 December 2008 RM'000	31 December 2007 RM'000
Profit before taxation				
Continuing operations	**1,842,059**	2,047,331	**1,393,307**	1,632,107
Discontinued operation	**-**	-	**-**	102,882
Adjustments for non-operating and non-cash items	**716,447**	1,804,714	**691,174**	1,517,504
Operating profit before working capital changes	**2,558,506**	3,852,045	**2,084,481**	3,252,493
Changes in working capital:-				
Net changes in operating assets	**(9,648,409)**	(10,062,048)	**(8,319,089)**	(9,969,665)
Net changes in operating liabilities	**4,259,519**	9,190,457	**3,704,442**	10,671,594
Tax expense and zakat paid	**(706,177)**	(655,790)	**(617,249)**	(523,641)
Net cash generated from operations	**(3,536,561)**	2,324,664	**(3,147,415)**	3,430,781
Net cash (used in)/generated from investing activities	**(7,115,802)**	(117,673)	**(8,969,490)**	(116,889)
Net cash (used in)/generated from financing activities	**4,970,560**	(2,942,544)	**4,411,831**	(2,942,545)
	(2,145,242)	(3,060,217)	**(4,557,659)**	(3,059,434)
Net change in cash and cash equivalents	**(5,681,803)**	(735,553)	**(7,705,074)**	371,347
Cash and cash equivalents at beginning of period *	**28,416,441**	36,517,013	**24,796,390**	33,152,218
	22,734,638	35,781,460	**17,091,316**	33,523,565
Assets transferred to subsidiary pursuant to transfer of Islamic Banking operations	**-**	-	**-**	(1,416,054)
Cash and cash equivalents at end of period	**22,734,638**	35,781,460	**17,091,316**	**32,107,511**

* Cash and cash equivalents at beginning of year				
Cash and short term funds as previously reported	**27,644,359**	37,597,422	**24,069,617**	34,200,909
Effects of foreign exchange rate changes	**772,082**	(1,080,409)	**726,773**	(1,048,691)
As restated	**28,416,441**	36,517,013	**24,796,390**	33,152,218

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

Part A: Explanatory Notes Pursuant to Financial Reporting Standard 134 ("FRS 134") and Revised Guidelines on Financial Reporting for Licensed Institutions (BNM/GP8) Issued by Bank Negara Malaysia

A1. Basis of Preparation

The condensed interim financial statements of the Group and of the Bank have been prepared under the historical cost convention except for the following assets and liabilities that are stated at fair values: securities held-for-trading and available-for-sale, derivative financial instruments and investment properties.

The condensed interim financial statements were not audited and have been prepared in accordance with the requirements of FRS 134: Interim Financial Reporting and Chapter 9, part K of the Listing Requirements of Bursa Malaysia Securities Berhad. The condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2008. These explanatory notes attached to the audited condensed interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group and the Bank since the year ended 30 June 2008.

The significant accounting policies and methods of computation applied by the Group and the Bank are consistent with those adopted in the most recent audited annual financial statements for the year ended 30 June 2008.

The allowance for doubtful debts and financing of the Group and the Bank are computed based on the requirements of BNM/GP3, which is consistent with the adoption made in the previous audited annual financial statements. Specific allowances are made for doubtful debts which have been individually reviewed and specifically identified as bad and doubtful. Additional allowances are made for long outstanding non-performing loans aged more than five years. In addition, a general allowance based on a certain percentage of total risk-weighted assets for credit risk, which takes into account all balance sheet items and their perceived credit risk levels, is maintained.

Prior Quarter Adjustment – Bank level

A restatement of RM242 million was made to the last quarter's results at Bank level for impairment of investment in an associate in order to be consistent with the impairment made at Group level in the same quarter. The comparative amounts that have been restated are set out in Note A31 (b).

A2. Significant Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving higher degree of judgement and complexity, are as follows:

(i) **Fair Value Estimation of Securities Held-for-trading (Note 9(i)), Securities Available-for-sale (Note 9(ii)) and Derivative Financial Instruments**

The fair value of securities and derivatives that are not traded in an active market are determined using valuation techniques based on assumptions of market conditions existing at the balance sheet date, including reference to quoted market prices and independent dealer quotes for similar securities and discounted cash flows method.

A2. **Significant Accounting Estimates and Judgments (contd.)**

(ii) **Valuation of Investment Properties**

The measurement of the fair value for investment properties is arrived at by reference to market evidence of transaction prices for similar properties and is performed by professional independent valuers.

(iii) **Impairment of Goodwill**

The Group tests annually whether the goodwill that has an indefinite life has suffered any impairment by measuring the recoverable amount of the goodwill based on the value-in-use method, which requires the use of estimates of cash flow projections, growth rates and discount rates. Changes to the assumptions used by management, particularly the discount rate and the terminal growth rate, may significantly affect the results of the impairment.

(iv) **Impairment of Other Intangible Assets**

The Group's and the Bank's intangible assets that can be separated and sold and have a finite useful life are amortised over their estimated useful life.

The determination of the estimated useful life of these intangible assets requires the Bank's management to analyse the circumstances, the industry and market practice and also to use judgment. At each balance sheet date, or more frequently when events or changes in circumstances dictate, intangible assets are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the assets with its recoverable amount.

(v) **Liabilities of Insurance Business**

The actuarial estimate of future contingent policy liabilities is computed in accordance with the standards and basis prescribed under the Insurance Act and Regulations, and uses a level net premium methodology with allowances for acquisition costs through the application of a zilmer or full preliminary term adjustments, whichever produces higher reserves.

For general claims, reserve is made upon notification of a new claim where the potential liability will be assessed based on information available. Where little or no information is available, a "blind" reserve will be used. The blind reserves are based on class of business and are reviewed annually in line with Bank Negara Malaysia guidelines. As and when more information becomes available regarding a claim, the reserve is amended accordingly.

(vi) **Deferred Tax and Income Taxes**

The Group and the Bank is subject to income taxes in many jurisdictions and significant judgment is required in estimating the provision for income taxes. There are many transactions and interpretations of tax law for which the final outcome will not be established until some time later. Liabilities for taxation are recognized based on estimates of whether additional taxes will be payable. The estimation process includes seeking expert advice where appropriate. Where the final liability for taxation is different from the amounts that were initially recorded, the differences will affect the income tax and deferred tax provisions in the period in which the estimate is revised or the final liability is established.

A2. Significant Accounting Estimates and Judgments (contd.)

(vii) Allowances for Bad and Doubtful Debts

The Group and Bank review the doubtful loans, advances and financing at each reporting date to assess whether allowances for impairment should be recorded in the financial statements. In particular, judgement is required in the identification of doubtful loans and the estimation of realisation amount from the doubtful loans when determining the level of allowance required.

The Group and Bank have adopted certain criteria in the identification of doubtful loans, which include classifying loans as non-performing when repayments are in arrears for more than three (3) months (one (1) month after maturity date for trade bills, bankers' acceptances and trust receipts). Specific allowances for doubtful loans are provided after taking into consideration of the values assigned to collateral. The values assigned to collateral are estimated based on market value and/or forced sales value, as appropriate and conforms to BNM guidelines. In addition to the specific allowances made, the Group and Bank also make general allowance against exposure not specifically identified based on a certain percentage of total risk-weighted assets for credit risk. Such estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

A3. Auditors' Report on Preceding Annual Financial Statements

The auditors' report on the audited annual financial statements for the financial year ended 30 June 2008 was not qualified.

A4. Seasonal or Cyclical Factors

The operations of the Group and the Bank were not materially affected by any seasonal or cyclical factors in the second financial quarter ended 31 December 2008.

A5. Unusual Items Due to Their Nature, Size or Incidence

During the quarter ended 31 December 2008, save as disclosed under Note A7 below, there were no unusual items affecting the assets, liabilities, equity, net income or cash flows of the Group and the Bank.

A6. Changes in Estimates

There were no material changes in estimates during the quarter ended 31 December 2008.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A7. Changes in Debt and Equity Securities

Save as disclosed below, there were no cancellations, share buy-backs, resale of shares bought back and repayment of debt and equity securities by the Bank.

(a) Issuance of Shares

The issued and paid-up share capital of the Bank was increased from RM4,881,123,401 as at 30 June 2008 to RM4,881,147,151 as at 31 December 2008, from the issuance of 23,750 new ordinary as follows:

Issuance of 23,750 new ordinary shares of RM1.00 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS), plus 4,750 bonus shares granted upon exercise of the options after bonus declaration, at the following option prices:

Number of shares issued	Option price per share	No. of bonus shares issued:
16,100	RM 9.23	4,025
1,100	RM 9.87	275
800	RM 9.92	200
1,000	RM10.19	250

(b) Innovative Tier 1 Capital Securities (IT1CS)

On 11 August 2008, Maybank issued SGD600 million IT1CS Callable with Step-up in 2018 under its RM4.0 billion Innovative Tier 1 Capital Securities Programme. The SGD IT1CS bear a fixed interest rate payment from and including 11 August 2008 to (but excluding) 11 August 2018 (the First Reset Date), payable semi annually in arrear on 11 February and 11 August in each year commencing on 11 February 2009. The SGD IT1CS has a principal stock settlement mechanism to redeem the IT1CS on the 60th year from the date of issuance. The Bank, however, has the option to redeem the IT1CS on the 10th anniversary of the issue date and on any interest payment date thereafter. On the 10th anniversary of the issue date, there will be a step-up in the interest rate to a floating rate, reset quarterly, at the initial credit spread plus 100 basis points above the three month SGD Swap Offer Rate.

As part of its overall IT1CS Programme, Maybank had also on 25 September 2008 issued RM1.10 billion of IT1CS. The RM IT1CS which matures on 25 September 2068 also bear a fixed interest rate and is callable on 25 September 2018 and on every interest payment date thereafter. On the 10th anniversary of the issue date, there will be a step-up in the interest rate to a floating rate, reset quarterly, at the initial credit spread plus 100 basis points above the Kuala Lumpur Inter-Bank Offer Rate for 3-months RM deposits.

The IT1CS will constitute direct, unsecured and subordinated obligations of the Bank and will rank pari passu and without any preference among themselves, and will rank pari passu with other Tier 1 securities.

A7. Changes in Debt and Equity Securities (contd.)

(c) Tier 2 Capital Subordinated Term Loan Facility

On 28 November 2008, Maybank ("Borrower") has secured a RM3.1 billion Tier 2 Capital Subordinated Term Loan Facility (the "Facility") for a term of fifteen (15) years from the drawdown date, with an option by the Borrower to redeem the Facility on the Optional Redemption Date or such other period as may be agreed between the Lender and Borrower. The Optional Redemption Date is the tenth (10th) anniversary from the Drawdown date or any semi annual Interest Payment date thereafter.

The Facility bear a fixed interest rate payment, payable semi annually in arrear. On the 10th anniversary of the issue date, there will be a one-time step-up in the interest rate which shall be equivalent to the aggregate of one hundred (100) basis points and the then prevailing market rate to be agreed between the Lender and the Borrower based on the then Borrower's prevailing credit rating for a tier 2 subordinated bond and upon having considered amongst others, the yield for a five (5) year bond maturity and last traded yields for Tier 2 subordinated bonds and other comparables of equivalent ratings.

The Facility shall qualify as Tier 2 Capital of the Bank in accordance with the capital adequacy requirements issued by BNM.

A8. Dividends Paid

A final dividend of 20.0 sen per share less 26% tax for the financial year ended 30 June 2008, amounting to RM722,409,591.80 was paid on 21 October 2008.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A9. Securities Portfolio

	Note	Group 31 December 2008 RM'000	Group 30 June 2008 RM'000	Bank 31 December 2008 RM'000	Bank 30 June 2008 RM'000
Securities held-for-trading	(i)	**2,367,605**	880,794	**1,506,811**	418,170
Securities available-for-sale	(ii)	**47,828,453**	34,484,135	**38,938,331**	28,620,398
Securities held-to-maturity	(iii)	**1,867,017**	1,186,227	**793,129**	672,972
		52,063,075	36,551,156	**41,238,271**	29,711,540

A9. (i) Securities Held-for-trading

	Group 31 December 2008 RM'000	Group 30 June 2008 RM'000	Bank 31 December 2008 RM'000	Bank 30 June 2008 RM'000
At Fair value				
Money Market Instruments:-				
Malaysian Government Securities	**325,770**	38,947	**212,875**	38,947
Malaysian Government Treasury Bills	**69,228**	19,917	**69,228**	19,917
Malaysian Government Investment Issues	**197,984**	9,536	**110,976**	9,536
Bank Negara Malaysia Monetary Notes	**668,005**	4,112	**668,005**	4,112
Foreign Government Securities	**18,303**	268	-	-
Foreign Certificates of Deposits	**41,340**	-	-	-
Total Money Market Instruments	**1,320,630**	72,780	**1,061,084**	72,512
Quoted securities:				
Shares	**15,849**	23,689	**15,849**	23,689
	15,849	23,689	**15,849**	23,689
Unquoted securities:				
Malaysian Government Bonds	**80,566**	35,189	**80,566**	35,189
Private and Islamic Debt Securities in Malaysia	**626,761**	462,356	**25,513**	-
Foreign Private Debt Securities	**323,799**	286,780	**323,799**	286,780
	1,031,126	784,325	**429,878**	321,969
Total securities held-for-trading	**2,367,605**	880,794	**1,506,811**	418,170

A9. (ii) Securities Available-for-sale

	Group 31 December 2008 RM'000	Group 30 June 2007 RM'000	Bank 31 December 2008 RM'000	Bank 30 June 2007 RM'000
At Fair value, or cost less impairment losses for certain unquoted equity instruments				
Money market instruments:-				
Malaysian Government Securities	**9,139,676**	4,779,401	**8,398,111**	4,339,911
Malaysian Treasury Bills	-	29,915	-	29,915
Cagamas Bonds	**384,802**	552,925	**302,072**	330,348
Foreign Government Securities	**6,294,632**	3,699,181	**4,067,897**	3,602,495
Malaysian Government Investment Issues	**7,337,616**	4,144,204	**5,168,556**	2,643,988
Bank Negara Malaysia Bills	**347,955**	49,962	**347,955**	49,962
Foreign Government Treasury Bills	**1,006,984**	943,965	**889,014**	817,769
Negotiable Instruments of Deposits	**1,277,245**	907,399	**3,286,593**	2,868,290
Bankers' Acceptances and Islamic Accepted Bills	**3,831,532**	1,955,570	**3,289,617**	1,278,786
Khazanah Bonds	**820,890**	889,737	**378,950**	345,341
Bank Negara Malaysia Sukuk Ijarah Bonds	-	-	-	-
Bank Negara Malaysia Monetary Notes	**350,515**	787,150	**350,515**	787,150
Foreign Certificates of Deposits	**138,052**	216,237	-	-
Total Money Market Instruments	**30,929,899**	18,955,646	**26,479,280**	17,093,955

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A9. Securities Portfolio (contd)

A9. (ii) Securities Available-for-sale (contd)

	Group		Bank	
	31 December 2008 RM'000	30 June 2008 RM'000	31 December 2008 RM'000	30 June 2008 RM'000
Quoted Securities: -				
In Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	**307,867**	508,255	**151,252**	165,835
Outside Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	**57,968**	106,536	**26,356**	58,150
	365,835	614,791	**177,608**	223,985
Unquoted Securities:-				
Shares, trust units and loan stocks in Malaysia	**734,226**	777,089	**486,190**	507,187
Shares, trust units and loan stocks outside Malaysia	**34,334**	32,152	**16,534**	15,776
Islamic Private Debt Securities in Malaysia	**10,685,789**	9,164,822	**7,380,657**	6,191,994
Malaysian Government Bonds	**327,473**	314,664	**327,473**	314,664
Foreign Government Bonds	**69,697**	73,138	**-**	-
Foreign Islamic Private Debt Securities	**4,505,527**	4,306,821	**3,894,915**	4,027,825
Credit Linked Notes	**175,673**	245,012	**175,674**	245,012
Malaysia Global Sukuk	**-**	-	**-**	-
	16,532,719	14,913,698	**12,281,443**	11,302,458
Total securities available-for-sale	**47,828,453**	34,484,135	**38,938,331**	28,620,398

A9. (iii) Securities Held-To-Maturity

	Group 31 December 2008 RM'000	Group 30 June 2008 RM'000	Bank 31 December 2008 RM'000	Bank 30 June 2008 RM'000
At Amortised cost less impairment losses				
Money market instruments:-				
Malaysian Government Securities	**391,747**	103,635	**307,201**	103,076
Cagamas Bonds	**13,399**	13,409	**1,670**	1,670
Foreign Government Securities	**392,371**	152,962	**-**	-
Malaysian Government Investment Issues	**112,223**	80	**-**	-
Total Money Market Instruments	**909,740**	270,086	**308,871**	104,746
Unquoted Securities:-				
Private and Islamic Debt Securities in Malaysia	**286,481**	355,443	**46,216**	76,265
Malaysian Government Bonds	**45,129**	42,559	**45,129**	42,559
Foreign Government Bonds	**-**	-	**-**	-
Foreign Islamic Private Debt Securities	**642,803**	535,275	**410,034**	466,523
Credit Linked Note	**-**	-	**-**	-
Others	**2,044**	2,044	**2,044**	2,044
	976,457	935,321	**503,423**	587,391
Accumulated impairment losses	**(19,180)**	(19,180)	**(19,165)**	(19,165)
Total securities held-to-maturity	**1,867,017**	1,186,227	**793,129**	672,972

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing

	Group		Bank	
	31 December 2008 RM'000	30 June 2008 RM'000	31 December 2008 RM'000	30 June 2008 RM'000
Overdrafts	**14,209,490**	13,991,903	**11,349,412**	11,940,569
Term loans				
- Housing loans/financing	**33,578,420**	30,529,958	**27,019,304**	25,677,249
- Syndicated loan/financing	**12,777,631**	11,307,954	**9,666,388**	8,899,119
- Hire purchase receivables	**35,115,509**	31,767,799	**22,685,127**	22,931,657
- Lease receivables	**3,346**	3,796	**3,346**	3,796
- Other loans/financing	**52,478,769**	45,469,560	**37,540,647**	33,302,664
Credit card receivables	**4,220,831**	3,459,441	**3,824,086**	3,459,441
Bills receivable	**1,556,578**	2,130,068	**1,493,438**	2,026,654
Trust receipts	**2,461,913**	2,216,693	**2,097,284**	2,001,697
Claims on customers under acceptance credits	**13,381,788**	13,728,112	**9,648,122**	9,661,171
Loans/financing to banks and other financial institutions	**11,071,832**	9,580,463	**9,871,994**	9,580,173
Revolving credits	**19,055,314**	17,486,917	**15,723,122**	17,064,091
Staff loans	**1,378,266**	1,213,646	**964,280**	954,499
Housing loans to				
- Executive directors of subsidiaries	**865**	972	**865**	972
Others	**513,459**	121,139	**-**	-
	201,804,011	183,008,421	**151,887,415**	147,503,752
Unearned interest and income	**(12,417,081)**	(11,791,307)	**(3,120,535)**	(3,215,208)
Gross loans, advances and financing	**189,386,930**	171,217,114	**148,766,880**	144,288,544
Allowances for bad and doubtful debts and financing:				
- specific	**(3,336,819)**	(3,229,837)	**(2,638,376)**	(2,574,307)
- general	**(3,474,744)**	(3,187,611)	**(2,674,991)**	(2,728,516)
Net loans, advances and financing	**182,575,367**	164,799,666	**143,453,513**	138,985,721

(ii) By type of customer

	Group		Bank	
	31 December 2008 RM'000	30 June 2008 RM'000	31 December 2008 RM'000	30 June 2008 RM'000
Domestic operations:				
Domestic non-bank financial institutions				
- Stockbroking companies	**143,072**	136,032	**142,893**	135,853
- Others	**11,419,519**	10,802,344	**9,500,724**	9,273,341
Domestic business enterprise				
- Small and medium enterprise	**26,757,684**	28,374,741	**22,120,450**	23,561,485
- Others	**24,810,581**	23,931,302	**21,923,849**	20,970,409
Government and statutory bodies	**2,354,297**	176,827	**2,234,039**	65,314
Individuals	**59,785,772**	58,017,124	**45,951,836**	45,534,182
Other domestic entities	**124,402**	164,327	**20,019**	31,767
Foreign entities	**550,170**	483,202	**468,322**	423,877
Total domestic operations	**125,945,497**	122,085,899	**102,362,132**	99,996,228

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing (contd)

(i) By type of customer (contd)

	Group		Bank	
	31 December 2008 RM'000	30 June 2008 RM'000	31 December 2008 RM'000	30 June 2008 RM'000
Overseas operations:				
Singapore	**38,508,346**	36,976,691	**38,508,346**	36,976,691
Hong Kong SAR	**3,005,141**	2,734,133	**3,005,141**	2,734,133
United States of America	**1,477,206**	1,230,560	**1,477,206**	1,230,560
People's Republic of China	**815,526**	799,411	**815,526**	799,411
Vietnam	**577,179**	549,621	**577,179**	549,621
United Kingdom	**1,238,267**	1,299,853	**1,238,267**	1,299,853
Brunei	**121,583**	155,298	**121,583**	155,298
Cambodia	**240,972**	174,885	**240,972**	174,885
Bahrain	**420,528**	371,864	**420,528**	371,864
Labuan offshore	**3,713,464**	3,825,321	**-**	-
Philippines	**891,862**	766,221	**-**	-
Indonesia	**12,363,551**	197,991	**-**	-
Papua New Guinea	**67,808**	49,366	**-**	-
	63,441,433	49,131,215	**46,404,748**	44,292,316
Gross loans, advances and financing	**189,386,930**	171,217,114	**148,766,880**	144,288,544

(ii) By interest/profit rate sensitivity

	Group 31 December 2008 RM'000	Group 30 June 2008 RM'000	Bank 31 December 2008 RM'000	Bank 30 June 2008 RM'000
Fixed rate				
- Housing loans/financing	**10,948,275**	11,057,861	**7,195,931**	6,905,007
- Hire purchase receivables	**27,982,706**	26,744,656	**19,193,690**	19,384,816
- Other fixed rate loans/financing	**18,794,933**	13,673,676	**13,112,444**	10,316,056
Variable rate				
- Base lending rate plus	**61,875,219**	59,250,264	**58,065,651**	55,866,545
- Cost plus	**20,875,874**	20,383,788	**16,863,058**	16,038,791
- Other variable rates	**48,909,923**	40,106,869	**34,336,106**	35,777,329
Gross loans, advances and financing	**189,386,930**	171,217,114	**148,766,880**	144,288,544

(ii) Total loans by economic purpose

	Group		Bank	
	31 December 2008 RM'000	30 June 2008 RM'000	31 December 2008 RM'000	30 June 2008 RM'000
Domestic operations:				
Purchase of securities	**10,384,331**	10,336,662	**9,968,324**	10,132,879
Purchase of transport vehicles	**18,601,138**	17,791,196	**9,473,915**	9,958,723
- less Islamic loans sold to Cagamas	**(518,956)**	(611,346)	**-**	-
Purchase of landed properties				
- residential	**24,593,100**	24,269,350	**19,146,561**	18,752,859
- non-residential	**6,493,606**	6,429,515	**5,827,563**	5,812,909
- less Islamic housing loans sold to Cagamas	**(338,589)**	(362,256)	**-**	-
Purchase of fixed assets (exclude landed properties)	**3,311**	3,798	**3,311**	3,798
Personal use	**3,443,701**	3,326,392	**3,100,331**	2,982,302
Credit card	**3,570,404**	3,196,102	**3,558,720**	3,196,102
Purchase of consumer durables	**16,035**	12,283	**15,783**	12,155
Construction	**5,541,370**	5,456,547	**4,647,777**	4,590,098
Working capital	**50,838,639**	51,294,293	**43,462,477**	43,778,260
Others	**3,317,407**	943,363	**3,157,370**	776,143
Total domestic operations	**125,945,497**	122,085,899	**102,362,132**	99,996,228

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing (contd)

(ii) Total loans by economic purpose (contd)

	Group		Bank	
	31 December 2008 RM'000	30 June 2008 RM'000	31 December 2008 RM'000	30 June 2008 RM'000
Overseas operations:				
Singapore	**38,508,346**	36,976,691	**38,508,346**	36,976,691
Hong Kong SAR	**3,005,141**	2,734,133	**3,005,141**	2,734,133
United States of America	**1,477,206**	1,230,560	**1,477,206**	1,230,560
People's Republic of China	**815,526**	799,411	**815,526**	799,411
Vietnam	**577,179**	549,621	**577,179**	549,621
United Kingdom	**1,238,267**	1,299,853	**1,238,267**	1,299,853
Brunei	**121,583**	155,298	**121,583**	155,298
Cambodia	**240,972**	174,885	**240,972**	174,885
Bahrain	**420,528**	371,864	**420,528**	371,864
Labuan Offshore	**3,713,464**	3,825,321	**-**	-
Philippines	**891,862**	766,221	**-**	-
Indonesia	**12,363,551**	197,991	**-**	-
Papua New Guinea	**67,808**	49,366	**-**	-
	63,441,433	49,131,215	**46,404,748**	44,292,316
Gross loans, advances and financing	**189,386,930**	171,217,114	**148,766,880**	144,288,544

(iii) Non-performing loans by economic purpose

	Group		Bank	
	31 December 2008 RM'000	30 June 2008 RM'000	31 December 2008 RM'000	30 June 2008 RM'000
Domestic operations:				
Purchase of securities	**240,822**	235,595	**142,383**	141,008
Purchase of transport vehicles	**137,082**	113,949	**98,024**	85,480
Purchase of landed properties				
- residential	**2,032,180**	2,054,284	**1,535,994**	1,540,594
- non-residential	**362,908**	384,991	**316,215**	341,498
Purchase of fixed assets (exclude landed properties)	**-**	-	**-**	-
Personal use	**208,320**	205,453	**167,144**	170,885
Credit card	**43,120**	39,488	**43,120**	39,488
Purchase of consumer durables	**1,188**	1,073	**1,188**	1,069
Construction	**410,811**	413,657	**313,990**	277,209
Working capital	**2,442,813**	2,583,576	**2,126,855**	2,273,731
Others	**21,540**	33,895	**16,885**	28,896
Total domestic operations	**5,900,784**	6,065,961	**4,761,798**	4,899,858
Overseas operations:				
Singapore	**302,106**	237,782	**302,106**	237,782
Hong Kong SAR	**60,633**	25,716	**60,633**	25,716
Brunei	**5,240**	41,076	**5,240**	41,076
Vietnam	**20,910**	9,488	**20,910**	9,488
United Kingdom	**17,132**	-	**17,132**	-
People's Republic of China	**294**	292	**294**	292
Cambodia	**-**	-	**-**	-
Labuan Offshore	**105,729**	61,287	**-**	-
Papua New Guinea	**2,657**	3,073	**-**	-
Philippines	**26,962**	27,773	**-**	-
Indonesia	**384,919**	-	**-**	-
	926,582	406,487	**406,315**	314,354
	6,827,366	6,472,448	**5,168,113**	5,214,212

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing (contd)

(iv) Movement in non-performing loans, advances and financing ("NPL") are as follows:

	Group		Bank	
	31 December 2008 RM'000	30 June 2008 RM'000	31 December 2008 RM'000	30 June 2008 RM'000
At beginning of the period	**6,472,448**	8,258,214	**5,214,212**	8,054,673
Non-performing during the period	**1,636,231**	3,894,201	**1,299,231**	3,471,106
Reclassified as performing	**(884,345)**	(2,304,117)	**(745,818)**	(2,070,771)
Acquired upon acquisition of a subsidiary	**396,688**	-	**-**	-
Recovered during the period	**(414,315)**	(1,740,968)	**(366,056)**	(1,511,268)
Amount written off	**(345,003)**	(1,569,501)	**(273,556)**	(1,420,809)
Converted to Securities	**(925)**	(47,188)	**(925)**	(47,188)
Converted to Properties	**-**	(5,700)	**-**	(5,700)
Amount transferred to Maybank Islamic Bhd	**-**	-	**-**	(1,245,328)
Sale of NPL	**-**	(97,615)	**-**	(97,615)
Exchange differences and expenses debited	**(33,413)**	85,122	**41,025**	87,112
At end of the period	**6,827,366**	6,472,448	**5,168,113**	5,214,212
Less: Specific allowance	**(3,474,744)**	(3,229,837)	**(2,638,376)**	(2,574,307)
Net non-performing loans, advances and financing	**3,352,622**	3,242,611	**2,529,737**	2,639,905
Net NPL as a% of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	**1.80%**	1.92%	**1.73%**	1.86%

(v) Movement in specific allowance for bad and doubtful debts (and financing) accounts are as follows:

	Group		Bank	
	31 December 2008 RM'000	30 June 2008 RM'000	31 December 2008 RM'000	30 June 2008 RM'000
Specific Allowance				
At beginning of the period	**3,229,837**	3,875,219	**2,574,307**	3,696,358
Allowance made during the period	**915,721**	1,649,562	**722,851**	1,451,779
Amount written back in respect of recoveries	**(243,637)**	(701,148)	**(205,087)**	(563,134)
Acquired upon acquisition of a subsidiary	**127,079**	-	**-**	-
Amount written off	**(345,003)**	(1,569,501)	**(273,556)**	(1,420,809)
Transfer to general allowance	**(142)**	(7,366)	**-**	(4,302)
Transferred to impairment losses in value of securities	**(925)**	(8,651)	**(925)**	(8,651)
Transfer to restructured/rescheduled loans	**(181,170)**	(15,636)	**(181,170)**	(15,636)
Amount transferred to Maybank Islamic Bhd	**-**	-	**-**	(579,816)
Exchange differences	**(27,016)**	7,358	**1,956**	18,518
At end of the period	**3,474,744**	3,229,837	**2,638,376**	2,574,307

(vi) Movement in general allowance for bad and doubtful debts (and financing) accounts are as follows:

	Group 31 December 2008 RM'000	Group 30 June 2008 RM'000	Bank 31 December 2008 RM'000	Bank 30 June 2008 RM'000
General Allowance				
At beginning of the period	**3,187,611**	2,757,315	**2,728,516**	2,613,274
Allowance made during the year	**47,711**	437,587	**-**	407,326
Amount written back	**(102,750)**	(22,418)	**(57,296)**	-
Amount transferred to Maybank Islamic Bhd	**-**	-	**-**	(307,891)
Acquired upon acquisition of a subsidiary	**244,399**	-	**-**	-
Transfer from specific allowance	**142**	7,366	**-**	4,302
Exchange differences	**(40,294)**	7,761	**3,770**	11,505
At end of the period	**3,336,819**	3,187,611	**2,674,990**	2,728,516
As % of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance)	**1.79%**	1.89%	**1.83%**	1.93%

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A11. Other Assets

	Group		Bank	
	31 December 2008 RM'000	30 June 2008 RM'000	31 December 2008 RM'000	30 June 2008 RM'000
Interest receivables	**1,152,996**	825,087	**898,128**	759,031
Prepayments and deposits	**617,088**	452,537	**437,605**	415,148
Other debtors	**3,113,861**	2,395,812	**5,094,491**	1,803,306
Tax Recoverable	**127,229**	117,874	**-**	-
Properties -Foreclosed & Acquired in satisfaction of Loan	**142,696**	124,377	**62,563**	62,561
	5,153,870	3,915,687	**6,492,787**	3,040,046

A12. Deposits from Customers

	Group		Bank	
	31 December 2008 RM'000	30 June 2008 RM'000	31 December 2008 RM'000	30 June 2008 RM'000
Fixed deposits and negotiable instruments of deposits				
- One year or less	**112,998,592**	102,661,282	**86,675,548**	84,064,822
- More than one year	**3,163,113**	3,073,899	**1,696,716**	1,571,969
Money Market deposits	**12,787,341**	10,964,912	**12,787,341**	10,964,912
Savings deposits	**33,223,154**	29,425,896	**25,244,490**	25,027,773
Demand deposits	**41,810,375**	38,634,568	**33,554,260**	32,721,668
Structured deposits *	**2,610,303**	2,351,520	**2,097,423**	1,971,420
	206,592,878	187,112,077	**162,055,778**	156,322,564

* Structured deposits represent foreign currency time deposits with embedded foreign exchange option and commodity-linked time deposits

	Group		Bank	
	31 December 2008 RM'000	30 June 2008 RM'000	31 December 2008 RM'000	30 June 2008 RM'000
Business enterprises	**76,169,111**	68,428,468	**57,295,673**	52,832,804
Individuals	**99,188,176**	90,243,156	**82,829,597**	83,229,457
Government and statutory bodies	**7,477,153**	7,703,001	**4,966,562**	5,028,237
Others	**23,758,438**	20,737,452	**16,963,946**	15,232,066
	206,592,878	187,112,077	**162,055,778**	156,322,564

A13. Deposits and Placement of Banks and Other Financial Institutions and Debt Securities

	Group		Bank	
	31 December 2008 RM'000	30 June 2008 RM'000	31 December 2008 RM'000	30 June 2008 RM'000
Licensed banks	**23,909,826**	20,339,978	**26,054,022**	21,832,396
Licensed finance companies	**884**	733	**884**	733
Licensed merchant banks	**1,528,862**	451,206	**1,515,762**	451,206
Other financial institutions	**3,714,982**	3,762,189	**2,987,769**	3,562,962
		-	-	-
	29,154,554	24,554,106	**30,558,437**	25,847,297
Maturity structure of deposits and placements of banks and other financial institutions				
- One year or less	**27,143,166**	22,750,881	**28,737,183**	24,229,174
- More than one year	**2,011,388**	1,803,225	**1,821,254**	1,618,123
		-	-	-
	29,154,554	24,554,106	**30,558,437**	25,847,297
Subordinated obligations				
Unsecured				
- less than one year	**1,026,998**	-	**1,026,998**	-
- more than one year	[1] **7,620,557**	[1] 4,975,723	[1] **7,109,300**	[1] 4,975,723

[1] Includes Subordinated Notes of USD300 million. (30 June 2008: USD300 million)

	Group		Bank	
Capital Securities				
Unsecured				
- less than one year	**-**	-	**-**	-
- more than one year	[1] **6,032,242**	[1] 3,497,316	[1] **6,032,242**	[1] 3,497,316

[1] Includes Capital Securities of SGD600 million. (30 June 2008: Nil)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A14. Other Liabilities

	Group		Bank	
	31 December 2008 RM'000	30 June 2008 RM'000	31 December 2008 RM'000	30 June 2008 RM'000
Interest/Profit payable	**1,178,337**	1,009,604	**1,050,816**	947,456
Provision for outstanding claims	**446,982**	421,234	**-**	-
Unearned premium reserves	**270,345**	273,755	**-**	-
Profit Equalisation Reserves	**52,443**	65,623	**-**	-
Provisions and accruals	**1,144,233**	1,252,134	**897,510**	926,011
Due to brokers and clients	**172,044**	234,407	**-**	-
Deposits and other creditors	**4,012,383**	1,991,806	**2,532,349**	2,045,607
	7,276,767	5,248,563	**4,480,675**	3,919,074

A15. Interest Income

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2008 RM'000	31 December 2007 RM'000	31 December 2008 RM'000	31 December 2007 RM'000
Group				
Loans, advances and financing				
- Interest income other than recoveries from NPL	**2,442,297**	1,830,848	**4,338,207**	3,606,301
- Recoveries from NPL	**52,589**	89,572	**103,852**	164,244
Money at call and deposit placements with financial institutions	**231,192**	554,660	**529,669**	1,109,046
Securities purchased under resale agreements	**1,159**	1,874	**3,036**	5,818
Securities held-for-trading	**243,950**	169,367	**464,446**	360,591
Securities available-for-sale	**483,421**	327,049	**841,592**	626,142
Securities held-to-maturity	**31,239**	23,255	**43,400**	61,787
Others	**11,523**	-	**11,523**	-
	3,497,370	2,996,625	**6,335,725**	5,933,929
Amortisation of premium less accretion of discounts	**5,519**	10,727	**23,685**	(154)
Net interest/income clawed back/suspended	**(13,090)**	(13,089)	**(23,689)**	(28,621)
	3,489,799	2,994,263	**6,335,721**	5,905,154
Bank				
Loans, advances and financing				
- Interest income other than recoveries from NPL	**1,896,961**	1,756,374	**3,728,274**	3,459,800
- Recoveries from NPL	**51,943**	88,394	**102,347**	159,592
Money at call and deposit placements with financial institutions	**248,660**	526,753	**570,660**	1,053,802
Securities purchased under resale agreements	**46**	867	**151**	3,057
Securities held-for-trading	**237,589**	162,057	**453,149**	345,920
Securities available-for-sale	**369,560**	285,378	**685,655**	540,086
Securities held-to-maturity	**10,252**	19,656	**19,623**	49,710
	2,815,011	2,839,479	**5,559,859**	5,611,967
Amortisation of premium less accretion of discounts	**(8,018)**	4,540	**725**	(10,823)
Net interest/income clawed back/suspended	**(13,090)**	(13,089)	**(23,689)**	(28,621)
	2,793,903	2,830,930	**5,536,895**	5,572,523

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A16. Interest Expense

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2008	31 December 2007	31 December 2008	31 December 2007
Group	**RM'000**	**RM'000**	**RM'000**	**RM'000**
Deposits and placements of banks and other financial institutions	**578,022**	346,898	**846,378**	698,684
Deposits from customers	**1,159,838**	1,163,222	**2,329,817**	2,340,654
Loans sold to Cagamas	**7,943**	20,084	**19,721**	42,359
Floating rate certificates of deposits	**3,423**	5,852	**6,483**	12,760
Subordinated notes	**21,753**	14,034	**30,557**	39,797
Subordinated bonds	**60,775**	29,485	**105,848**	44,608
Capital Securities	**100,906**	-	**174,697**	-
Others	**9,723**	27	**9,789**	64
	1,942,383	1,579,602	**3,523,290**	3,178,926
Bank				
Deposits and placements of banks and other financial institutions	**276,520**	393,739	**572,037**	785,152
Deposits from customers	**1,071,621**	1,030,919	**2,148,382**	2,081,027
Loans sold to Cagamas	**7,943**	20,084	**19,721**	42,359
Floating rate certificates of deposits	**3,423**	5,852	**6,483**	12,760
Subordinated notes	**21,753**	14,034	**30,557**	39,797
Subordinated bonds	**45,309**	29,485	**90,382**	44,608
Capital Securities	**100,906**	-	**174,697**	-
Others	**(42)**	26	**24**	67
	1,527,433	1,494,139	**3,042,283**	3,005,770

A17. Non-interest Income

Group				
(a) Fee income:				
Commission	**197,248**	179,666	**393,922**	358,452
Service charges and fees	**193,682**	196,055	**394,577**	349,184
Guarantee fees	**33,608**	26,841	**63,489**	57,772
Underwriting fees	**980**	1,185	**2,671**	3,074
Brokerage income	**10,738**	19,055	**21,622**	43,736
Other fee income	**23,744**	25,458	**44,034**	36,169
	460,000	448,260	**920,315**	848,387
(b) Net gain/(loss) arising from:				
Sale of securities held-for trading	**(7,899)**	(12,093)	**(21,552)**	(22,981)
Sale of securities available-for-sale	**34,147**	21,674	**47,639**	53,661
Redemption of securities held-to-maturity	**(4)**	(17)	**(88)**	45
Net loss from sale of associated company	**-**	(300)	**-**	(300)
	26,244	9,264	**25,999**	30,425
(c) Gross dividend from:				
Securities portfolio	**6,574**	9,428	**18,321**	17,456
(d) Unrealised gain/(loss) on revaluation of securities held-for-trading and derivatives	**(111,056)**	(90,551)	**(109,927)**	(177,594)
Write back of /(Provision for) impairment losses in securities, net	**(22,562)**	6,979	**(38,809)**	(10,546)
	(133,618)	(83,572)	**(148,736)**	(188,140)
(e) Other income:				
Foreign exchange profit/(loss)	**214,305**	91,750	**89,095**	214,992
Net premiums written	**128,787**	125,355	**251,545**	244,713
Rental Income	**5,372**	4,475	**12,278**	8,332
Gains on disposal of property, plant and equipment	**834**	3,143	**10,032**	5,084
Gain on disposal of foreclosed properties	**171**	325	**225**	2,701
Others	**100,955**	27,907	**109,299**	62,608
	450,424	252,955	**472,474**	538,430
Total non-interest income	**809,624**	636,335	**1,288,373**	1,246,558

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A17. Non-interest Income (contd)

Bank	2nd Quarter Ended 31 December 2008 RM'000	2nd Quarter Ended 31 December 2007 RM'000	Cumulative 6 Months Ended 31 December 2008 RM'000	Cumulative 6 Months Ended 31 December 2007 RM'000
(a) Fee income:				
Commission	**172,004**	177,966	**367,158**	354,472
Service charges and fees	**173,021**	158,344	**346,117**	302,054
Guarantee fees	**28,668**	26,762	**58,276**	57,646
Underwriting fees	**905**	336	**2,599**	653
Other fee income	**19,702**	22,096	**37,074**	29,137
	394,300	385,504	**811,224**	743,962
(b) Net gain/(loss) arising from:				
Sale of securities held-for trading	**24,829**	(8,214)	**19,974**	(15,400)
Sale of securities available-for-sale	**30,551**	9,979	**33,370**	25,778
Redemption of securities held-to-maturity	**(3)**	(17)	**(83)**	(184)
Net loss from sale of associated company	**-**	(1,800)	**-**	(1,800)
	55,377	(52)	**53,261**	8,394
(c) Gross dividend income from:				
Securities portfolio	**3,732**	2,355	**8,605**	3,616
Subsidiary companies	**1,800**	1,800	**1,800**	1,800
	5,532	4,155	**10,405**	5,416
(d) Unrealised (loss)/gain on revaluation of securities held-for-trading and derivatives	**(114,248)**	(85,948)	**(123,650)**	(165,760)
Write back of /(Provision for) impairment losses in securities, net	**(6,035)**	28,432	**(42,073)**	30,980
Impairment of interest in associates	**-**	-	**-**	-
	(120,283)	(57,516)	**(165,723)**	(134,780)
(e) Other income:				
Foreign exchange profit	**154,707**	84,276	**41,534**	203,338
Rental Income	**5,530**	4,006	**12,101**	7,666
Gain on disposal of property and equipment (net)	**363**	928	**422**	2,477
Others	**13,101**	12,633	**13,677**	27,774
	173,701	101,843	**67,734**	241,255
Total non-interest income	**508,627**	433,934	**776,901**	864,247

A18. Overhead Expenses

Group	2nd Quarter Ended 31 December 2008 RM'000	2nd Quarter Ended 31 December 2007 RM'000	Cumulative 6 Months Ended 31 December 2008 RM'000	Cumulative 6 Months Ended 31 December 2007 RM'000
Personnel costs				
- Salaries, allowances and bonuses	**521,205**	363,678	**955,202**	707,599
- Pension costs	**54,302**	51,726	**124,174**	105,097
- Others	**55,629**	54,324	**111,565**	101,039
	631,136	469,728	**1,190,941**	913,735
Establishment costs				
- Depreciation	**44,602**	34,372	**70,176**	66,210
- Rental of leasehold land and premises	**38,586**	18,561	**60,349**	35,477
- Repairs and maintenance of property and equipment	**25,648**	16,489	**46,542**	37,524
- Information technology expenses	**115,782**	89,390	**221,983**	183,745
- Others	**18,453**	15,316	**40,226**	33,170
	243,071	174,128	**439,276**	356,126
Marketing expenses				
- Advertisement and publicity	**93,097**	89,116	**183,593**	169,299
- Others	**20,682**	21,327	**43,113**	42,826
	113,779	110,443	**226,706**	212,125
Administration and general expenses				
- Fees and brokerage	**115,335**	114,508	**231,293**	218,990
- Administrative expenses	**88,984**	61,611	**149,421**	124,553
- General expenses	**137,568**	44,945	**180,053**	87,202
- Claims incurred	**73,302**	70,007	**168,518**	132,203
- Others	**5,368**	8,602	**38,747**	18,100
	420,557	299,673	**768,032**	581,048
	1,408,543	1,053,972	**2,624,955**	2,063,034

A18. Overhead Expenses (contd)

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2008 RM'000	31 December 2007 RM'000	31 December 2008 RM'000	31 December 2007 RM'000
Bank				
Personnel costs				
- Salaries, allowances and bonuses	**398,610**	326,043	**791,853**	635,520
- Pension costs	**48,430**	47,213	**115,263**	95,688
- Others	**43,962**	46,643	**87,507**	84,444
	491,002	419,899	**994,623**	815,652
Establishment costs				
- Depreciation	**23,606**	28,589	**46,316**	56,491
- Rental of leasehold land and premises	**18,713**	16,665	**37,434**	31,929
- Repairs and maintenance of property and equipment	**16,485**	14,333	**34,082**	32,892
- Information technology expenses	**105,652**	83,767	**203,242**	172,621
- Others	**13,709**	13,922	**29,770**	27,189
	178,165	157,276	**350,844**	321,122
Marketing expenses				
- Advertisement and publicity	**66,089**	66,543	**133,568**	131,843
- Others	**20,269**	20,148	**40,555**	40,221
	86,358	86,691	**174,123**	172,064
Administration and general expenses				
- Fees and brokerage	**111,617**	109,384	**224,186**	208,898
- Administrative expenses	**49,392**	52,911	**103,884**	108,190
- General expenses	**56,583**	42,724	**94,879**	85,044
- Others	**2,807**	8,726	**36,186**	15,964
	220,399	213,745	**459,135**	418,096
Overhead expenses allocated to subsidiary company	**(72,678)**	(110,865)	**(133,749)**	(202,276)
	903,246	766,746	**1,844,976**	1,524,658

A19. Allowance for Losses on Loans, Advances and Financing

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2008 RM'000	31 December 2007 RM'000	31 December 2008 RM'000	31 December 2007 RM'000
Group				
Allowance for bad and doubtful debts and financing:				
- general allowance made (net)	**(94,581)**	51,708	**(55,039)**	33,508
- specific allowance	**498,200**	438,415	**915,721**	911,697
- specific allowance written back	**(84,992)**	(211,407)	**(243,637)**	(460,436)
Bad debts and financing written off	**92,531**	6,236	**93,665**	41,407
Bad debts and financing recovered	**(143,033)**	(107,342)	**(250,764)**	(234,256)
Provision/(write back) for other debts	**44,047**	(41)	**44,458**	(6,299)
	312,172	177,569	**504,404**	285,621
Bank				
Allowance for bad and doubtful debts and financing:				
- general allowance made/(written back)	**(83,585)**	51,316	**(57,296)**	37,389
- specific allowance	**372,311**	337,928	**722,851**	745,807
- specific allowance written back	**(76,279)**	(122,525)	**(205,087)**	(333,625)
Bad debts and financing written off	**1,105**	6,157	**2,072**	41,317
Bad debts and financing recovered	**(132,796)**	(100,503)	**(235,278)**	(216,653)
Provision for other debts	**47,792**	-	**47,792**	-
	128,548	172,373	**275,054**	274,235

A20. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	Dec 2008	Dec 2007	Dec 2008	Dec 2007	Dec 2008	Dec 2007	Dec 2008	Dec 2007	Dec 2008	Dec 2007	Dec 2008	Dec 2007
REVENUE AND EXPENSES	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Revenue												
External revenue	7,953,955	7,341,538	178,298	222,362	321,792	341,485	8,303	18,490	-	-	8,462,348	7,923,875
Dividends from subsidiaries	1,800	-	-	-	-	-	1,042	-	(2,842)	-	-	
Inter-segment revenue	123,287	49,631	20,723	18,707	15,347	127,344	1,112	2,311	(160,469)	(197,993)	-	-
Total inter-segment revenue	125,087	49,631	20,723	18,707	15,347	127,344	2,154	2,311	(163,311)	(197,993)	-	-
Total revenue	8,079,042	7,391,169	199,021	241,069	337,139	468,829	10,457	20,801	(163,311)	(197,993)	8,462,348	7,923,875
Segment results												
Operating profit	1,968,419	2,170,369	52,231	37,404	29,036	221,317	12,653	15,089	(2,842)	(110,721)	2,059,497	2,333,458
Loan loss and provision	(492,975)	(319,623)	(14,910)	34,029	(18)	(25)	3,499	(2)	-	-	(504,404)	(285,621)
Write-back of allowance for non-refundable deposit	483,824	-	-	-	-	-	-	-	-	-	483,824	-
Share of results of associates	45,462	-	-	-	-	-	(320)	(506)	-	-	45,142	(506)
Impairment losses in associates	(242,000)	-	-	-	-	-	-	-	-	-	(242,000)	-
Profit before taxation	1,762,730	1,850,746	37,321	71,433	29,018	221,292	15,832	14,581	(2,842)	(110,721)	1,842,059	2,047,331
Taxation & Zakat	(434,591)	(461,650)	(28,155)	(20,385)	(27,910)	(85,107)	(13,192)	(2,695)	(32,787)	648	(536,635)	(569,189)
Profit after taxation and zakat	1,328,139	1,389,096	9,166	51,048	1,108	136,185	2,640	11,886	(35,629)	(110,073)	1,305,424	1,478,142
Minority interest	-	-	-	-	-	-	-	-	-	-	1,309	(11,759)
Net profit for the period	1,328,139	1,389,096	9,166	51,048	1,108	136,185	2,640	11,886	(35,629)	(110,073)	1,306,733	1,466,383
OTHER INFORMATION												
Capital expenditure	131,123	105,296	518	2,843	2,656	11,081	454	15	-	-	134,751	119,235
Depreciation	65,459	59,527	1,333	1,217	3,012	5,092	372	374	-	-	70,176	66,210
Amortisation	22,941	20,110	223	657	1,380	359	48	118			24,592	21,244
Non-cash expenses/(income) other than depreciation	(474,156)	22,477	(16,243)	19,637	16,823	256	-	(175)	-	-	(473,576)	42,195

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	Dec 2008	June 2008	Dec 2008	June 2008	Dec 2008	June 2008	Dec 2008	June 2008	Dec 2008	June 2008	Dec 2008	June 2008
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
ASSETS AND LIABILITIES												
Segment assets	304,973,153	255,433,080	8,246,866	9,124,230	20,831,227	20,503,181	12,390,852	4,554,556	(47,777,379)	(22,733,194)	298,664,719	266,881,853
Investments in associates	167,688	33,320	-	-	-	-	2,873,861	2,185,527	-	-	3,041,549	2,218,847
Total assets	305,140,841	255,466,400	8,246,866	9,124,230	20,831,227	20,503,181	15,264,713	6,740,083	(47,777,379)	(22,733,194)	301,706,268	269,100,700
Total segment liabilities	273,611,734	236,405,562	6,975,269	7,812,240	17,079,563	16,674,852	4,236,446	4,224,649	(21,272,796)	(16,108,365)	280,630,217	249,008,938

GEOGRAPHICAL SEGMENT

	External Revenue		Profit Before Tax & Zakat		Capital expenditure		Segment assets	
	Dec 2008	Dec 2007	Dec 2008	Dec 2007	Dec 2008	Dec 2007	Dec 2008	June 2008
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Malaysia	6,440,213	6,381,600	1,764,208	1,849,270	71,105	93,609	243,271,670	221,821,839
Singapore	1,050,090	1,116,402	243,845	255,828	24,650	21,788	47,479,386	47,059,587
Other locations	1,135,356	623,866	(163,152)	52,954	38,996	3,838	58,732,691	22,952,468
	8,625,659	8,121,868	1,844,901	2,158,052	134,751	119,235	349,483,647	291,833,894
Eliminations	(163,311)	(197,993)	(2,842)	(110,721)	-	-	(47,777,379)	(22,733,194)
Group	8,462,348	7,923,875	1,842,059	2,047,331	134,751	119,235	301,706,268	269,100,700

A21. Carrying Amount of Revalued Assets

The Group's and the Bank's property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. There was no change in the valuation of property and equipment that were brought forward from the previous audited annual financial statements for the year ended 30 June 2008.

A22. Subsequent Events

There were no material events subsequent to the balance sheet date, other than that mentioned in Note B8.

A23. Changes in the Composition of the Group

The changes to the composition of the Group during the financial year are further elaborated in Note B8.

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments

In the normal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to its customers. No material losses are anticipated as a result of these transactions.

The risk-weighted exposures of the Bank and its subsidiaries as at the following dates are as follows:

	As at 31 December 2008			As at 30 June 2008		
Group	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000
Direct credit substitutes	**5,751,477**	**5,751,477**	**5,271,203**	5,374,494	5,374,494	4,926,774
Certain transaction-related contingent items	**10,843,474**	**5,421,208**	**4,888,492**	9,764,496	4,888,972	4,538,086
Short-term self-liquidating trade-related contingencies	**3,532,609**	**705,565**	**548,571**	5,030,235	1,000,050	616,592
Islamic housing and hire purchase loans sold to Cagamas Berhad	**857,545**	**857,545**	**688,251**	1,013,603	1,013,603	800,474
Obligations under underwriting agreements	**1,676,967**	**19,483**	**19,483**	377,364	91,182	73,182
Irrevocable commitments to extend credit:						
- maturity within one year	**83,917,695**	**-**	**-**	67,183,070	-	-
- maturity exceeding one year	**12,015,582**	**6,007,790**	**5,790,847**	9,993,821	4,996,911	4,829,304
Foreign exchange related contracts:						
- less than one year	**39,488,021**	**901,846**	**256,961**	55,082,330	668,355	281,824
- one year to less than five years	**2,036,657**	**36,327**	**12,704**	986,785	44,714	4,560
Interest rate related contracts:						
- less than one year	**35,232,309**	**1,658,402**	**464,593**	25,007,333	813,158	226,585
- one year to less than five years	**17,664,439**	**409,699**	**205,202**	16,760,168	431,902	295,928
- five years and above	**3,145,676**	**597,228**	**161,989**	2,679,826	175,229	125,918
Miscellaneous	**4,755,398**	**-**	**-**	4,963,237	-	-
	220,917,849	**22,366,570**	**18,308,296**	204,216,762	19,498,570	16,719,227

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)

Bank	As at 31 December 2008 Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000	As at 30 June 2008 Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000
Direct credit substitutes	**4,306,995**	**4,306,995**	**3,961,008**	4,488,159	4,488,159	4,152,957
Certain transaction-related contingent items	**10,089,305**	**5,044,652**	**4,544,505**	9,095,796	4,547,896	4,244,422
Short-term self-liquidating trade-related contingencies	**3,383,248**	**676,650**	**528,387**	4,661,882	932,376	561,818
Islamic housing and hire purchase loans sold to Cagamas Berhad	**-**	**-**	**-**	-	-	-
Obligations under underwriting agreements	**38,967**	**19,483**	**19,483**	182,364	91,182	73,182
Irrevocable commitments to extend credit:						
- maturity within one year	**76,226,074**	**-**	**-**	60,803,246	-	-
- maturity exceeding one year	**11,358,484**	**5,679,242**	**5,621,683**	9,558,044	4,779,022	4,724,882
Foreign exchange related contracts:						
- less than one year	**39,289,531**	**901,846**	**256,961**	55,082,330	667,830	281,824
- one year to less than five years	**2,036,657**	**36,327**	**12,704**	986,785	13,164	4,560
Interest rate related contracts:						
- less than one year	**34,917,741**	**1,657,659**	**464,425**	24,063,151	813,048	226,428
- one year to less than five years	**14,747,988**	**331,547**	**187,356**	15,728,681	404,554	265,918
- five years and above	**2,926,891**	**582,888**	**154,819**	2,571,142	161,917	119,261
Miscellaneous	**4,681,529**	**-**	**-**	4,857,813	-	-
	204,003,410	**19,237,289**	**15,751,331**	192,079,393	16,899,148	14,655,252

* **The credit equivalent amount and the risk-weighted amount are arrived at using the credit conversion factors and risk weights respectively, as specified by Bank Negara Malaysia.**

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (contd.)

Market Risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at 31 December 2008, the amount of contracts that was not hedged in the Group and the Bank and, hence, exposed to market risk was RM294.8 million (30 June 2008: RM245.6 million).

Credit Risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Group and the Bank has a gain in a contract. As at 31 December 2008, the amount of credit risk in the Group and the Bank, measured in terms of the cost to replace the profitable contracts, was RM665.3 million (30 June 2008: RM302.5 million). This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

A25. Interest Rate Risk

Group As at 31 December 2008	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non- interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	15,356,297	-	-	-	-	7,378,341	-	22,734,638	3.10
Deposits and placements with banks and other financial institutions	313,616	1,396,765	929,597	872,253	9,000	624,513	-	4,145,744	3.86
Securities held-for-trading							2,367,605	2,367,605	4.10
Securities available-for-sale	278,133	399,742	380,170	1,152,117	1,070,460	-	44,547,831	47,828,453	5.23
Securities held-to-maturity	3,650	1,464	78,996	875,939	300,296	606,672	-	1,867,017	2.56
Loans, advances and financing									
- performing	72,225,084	15,973,180	23,697,011	24,526,267	24,424,161	21,713,861	-	182,559,564	6.20
- non-performing*	-	-	-	-	-	15,803	-	15,803	-
Derivative assets							1,677,152	1,677,152	-
Other Assets	-	-	-	-	-	11,361,007	-	11,361,007	-
Other non-interest sensitive balances	-	-	-	-	-	11,050,638	-	11,050,638	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	16,098,647	-	16,098,647	-
TOTAL ASSETS	88,176,780	17,771,151	25,085,774	27,426,576	25,803,917	68,849,482	48,592,588	301,706,268	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Group As at 31 December 2008	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non- interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
	Non trading book								
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	82,245,843	27,581,943	48,742,244	14,510,392	31,340,013	2,172,443	-	206,592,878	1.67
Deposits and placements of banks and other financial institutions	17,268,103	6,992,667	1,841,992	1,740,254	137,537	1,174,001	-	29,154,554	2.77
Bills and acceptances payable	1,612,670	1,110,893	334,121	-	-	654,715	-	3,712,399	4.05
Recourse obligations on loans sold to Cagamas	-	442,736	8,463	308,593	-	-	-	759,792	4.44
Derivative liabilities	-	-	-	-	-	-	2,073,087	2,073,087	-
Subordinated obligations	-	-	1,036,298	-	7,611,257	-	-	8,647,555	4.23
Stapled Capital Securities	-	-	-	-	6,032,242	-	-	6,032,242	6.64
Other liabilities	-	-	-	-	-	7,276,767	-	7,276,767	-
Other non-interest sensitive balances	-	-	-	-	-	282,296	-	282,296	-
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	4,000,240	-	4,000,240	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	12,098,407	-	12,098,407	-
Total Liabilities	101,126,616	36,128,239	51,963,118	16,559,239	45,121,049	27,658,869	2,073,087	280,630,217	
Shareholders' equity	-	-	-	-	-	20,229,152	-	20,229,152	
Minority interests	-	-	-	-	-	846,899	-	846,899	
Total Liabilities and Shareholders' Equity	101,126,616	36,128,239	51,963,118	16,559,239	45,121,049	48,734,920	2,073,087	301,706,268	
On-balance sheet interest sensitivity gap	(12,949,836)	(18,357,088)	(26,877,344)	10,867,337	(19,317,132)	20,114,562	46,519,501		
Off-balance sheet interest sensitivity gap (interest rate swaps)	(476,469)	(352,609)	(697,319)	1,335,109	191,288	-	-		
Total interest sensitivity gap	(13,426,305)	(18,709,697)	(27,574,663)	12,202,446	(19,125,844)	20,114,562	46,519,501	-	
Cumulative interest rate sensitivity gap	(13,426,305)	(32,136,002)	(59,710,665)	(47,508,219)	(66,634,063)	(46,519,501)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A25. Interest Rate Risk (contd)

Group As at 30 June 2008	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non- interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	24,159,124	-	-	-	-	3,485,235	-	27,644,359	3.52
Deposits and placements with banks and other financial institutions	142,323	5,855,128	2,889,216	-	19,000	50,848	-	8,956,515	3.21
Securities purchased under resale agreements	-	-	-	-	-	-	-	-	-
Securities held-for-trading							880,794	880,794	4.84
Securities available-for-sale	321,153	464,642	121,117	1,506,902	458,735	4,696	31,606,890	34,484,135	5.03
Securities held-to-maturity	3,993	15,481	117,081	657,625	191,299	200,748	-	1,186,227	6.40
Loans, advances and financing									
- performing	68,847,061	16,972,070	16,410,964	18,146,327	23,765,415	20,602,829	-	164,744,666	6.46
- non-performing*	-	-	-	-	-	55,000	-	55,000	-
Derivative assets							830,150	830,150	-
Other Assets	-	-	-	-	-	3,915,687	-	3,915,687	-
Other non-interest sensitive balances	-	-	-	-	-	10,713,198	-	10,713,198	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	15,689,969	-	15,689,969	-
TOTAL ASSETS	93,473,654	23,307,321	19,538,378	20,310,854	24,434,449	54,718,210	33,317,834	269,100,700	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. **Interest Rate Risk** (contd)

Group As at 30 June 2008	Non trading book Up to 1 month RM'000	 >1 - 3 months RM'000	 >3 - 12 months RM'000	 >1 - 5 years RM'000	 over 5 years RM'000	 Non interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	69,355,844	23,664,629	39,142,581	33,697,356	66,300	21,185,367	-	187,112,077	1.86
Deposits and placements of banks and other financial institutions	17,290,526	4,291,998	1,039,876	1,349,196	249,727	332,783	-	24,554,106	3.02
Obligations on securities sold under repurchase agreements	322,371	-	-	-	-	-	-	322,371	2.80
Bills and acceptances payable	1,470,830	1,514,899	290,328	-	-	1,516,245	-	4,792,302	3.57
Recourse obligations on loans sold to Cagamas	-	393,581	515,272	365,216	-	-	-	1,274,069	4.38
Derivative liabilities	-	-	-	-	-	-	1,055,097	1,055,097	-
Subordinated obligations	-	-	975,723	4,000,000	-	-	-	4,975,723	4.28
Stapled Capital Securities	-	-	-	-	3,497,316	-	-	3,497,316	6.85
Other liabilities	-	-	-	-	-	5,248,563	-	5,248,563	-
Other non-interest sensitive balances	-	-	-	-	-	487,345	-	487,345	-
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	4,032,822	-	4,032,822	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	11,657,147	-	11,657,147	-
Total Liabilities	88,439,571	29,865,107	41,963,780	39,411,768	3,813,343	44,460,272	1,055,097	249,008,938	
Shareholders' equity	-	-	-	-	-	19,302,493	-	19,302,493	
Minority interests	-	-	-	-	-	789,269	-	789,269	
Total Liabilities and Shareholders' Equity	88,439,571	29,865,107	41,963,780	39,411,768	3,813,343	64,552,034	1,055,097	269,100,700	
On-balance sheet interest sensitivity gap	5,034,083	(6,557,786)	(22,425,402)	(19,100,914)	20,621,106	(9,833,824)	32,262,737		
Off-balance sheet interest sensitivity gap (interest rate swaps)	(1,340,624)	2,053,934	4,809,109	(4,048,764)	(1,473,655)	-	-		
Total interest sensitivity gap	3,693,459	(4,503,852)	(17,616,293)	(23,149,678)	19,147,451	(9,833,824)	32,262,737	-	
Cumulative interest rate sensitivity gap	3,693,459	(810,393)	(18,426,686)	(41,576,364)	(22,428,913)	(32,262,737)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A25. Interest Rate Risk (contd)

Non trading book

Bank As at 31 December 2008	**Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 years RM'000**	**Non-interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
ASSETS									
Cash and short-term funds	12,661,298	-	-	-	-	4,430,018	-	17,091,316	2.54
Deposits and placements with banks and other financial institutions	149,973	2,708,677	654,437	862,253	-	552,731	-	4,928,071	2.91
Securities held-for-trading	-	-	-	-	-	-	1,506,811	1,506,811	3.85
Securities available-for-sale	-	-	-	-	-	-	38,938,331	38,938,331	3.73
Securities held-to-maturity	-	-	46,799	554,099	-	192,231	-	793,129	5.15
Loans, advances and financing									
- performing	70,530,095	14,552,327	20,156,411	16,481,888	21,878,045	-	-	143,598,766	6.15
- non-performing*						(145,253)		(145,253)	-
Derivative assets	-	-	-	-	-	-	1,617,040	1,617,040	-
Other assets	-	-	-	-	-	6,666,906	-	6,666,906	-
Other non-interest sensitive								-	
balances	-	-	-	-	-	20,973,302	-	20,973,302	-
TOTAL ASSETS	83,341,366	17,261,004	20,857,647	17,898,240	21,878,045	32,669,935	42,062,182	235,968,419	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Non trading book

Bank **As at 31 December 2008**	**Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 years RM'000**	**Non-interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	61,408,456	23,502,850	36,697,120	6,607,310	31,236,442	2,603,600	-	162,055,778	1.64
Deposits and placements of banks and other financial institutions	20,749,602	6,132,810	1,166,316	1,557,566	130,507	821,636	-	30,558,437	2.36
Bills and acceptances payable	1,303,879	1,010,390	241,231	-	-	1,126,921	-	3,682,421	3.58
Recourse obligations on loans sold to Cagamas	-	442,736	8,463	308,593	-	-	-	759,792	4.44
Derivative liabilities	-	-	-	-	-	-	1,953,634	1,953,634	-
Subordinated obligations	-	-	1,036,298	-	7,100,000	-	-	8,136,298	4.23
Stapled Capital Securities					6,032,242			6,032,242	6.64
Other liabilities	-	-	-	-	-	4,480,675	-	4,480,675	-
Other non-interest sensitive balances	-	-	-	-	-	82,676	-	82,676	-
Total Liabilities	83,461,937	31,088,786	39,149,428	8,473,469	44,499,191	9,115,508	1,953,634	217,741,953	
Shareholders' equity	-	-	-	-	-	18,226,466	-	18,226,466	
Total Liabilities and Shareholders' Equity	83,461,937	31,088,786	39,149,428	8,473,469	44,499,191	27,341,974	1,953,634	235,968,419	
On-balance sheet interest sensitivity gap	(120,571)	(13,827,782)	(18,291,781)	9,424,771	(22,621,146)	5,327,961	40,108,548	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	1,478,381	2,517,627	1,381,389	(4,012,757)	(1,364,640)	-	-	-	
Total interest sensitivity gap	1,357,810	(11,310,155)	(16,910,392)	5,412,014	(23,985,786)	5,327,961	40,108,548	-	
Cumulative interest rate sensitivity gap	1,357,810	(9,952,345)	(26,862,737)	(21,450,723)	(45,436,509)	(40,108,548)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A25. Interest Rate Risk (contd)

Non trading book

Bank **As at 30 June 2008**	**Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 years RM'000**	**Non-interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
ASSETS									
Cash and short-term funds	20,419,009	-	-	-	-	3,650,608	-	24,069,617	2.92
Deposits and placements with banks								-	
and other financial institutions	142,323	5,591,067	2,840,871	-	-	221,231	-	8,795,492	3.11
Securities purchased under resale								-	
agreements	-	-	-	-	-	-	-	-	-
Securities held-for-trading	-	-	-	-	-	-	418,170	418,170	4.67
Securities available-for-sale	-	-	-	-	-	-	28,620,398	28,620,398	4.33
Securities held-to-maturity	-	15,022	45,047	350,030	81,635	181,238	-	672,972	6.17
Loans, advances and financing								-	
- performing	67,055,417	15,800,249	15,254,020	17,518,425	23,446,221	-	-	139,074,332	6.38
- non-performing*						(88,611)		(88,611)	-
Derivative assets	-	-	-	-	-	-	828,182	828,182	-
Other assets	-	-	-	-	-	3,040,046	-	3,040,046	-
Other non-interest sensitive								-	
balances	-	-	-	-	-	13,741,887	-	13,741,887	-
TOTAL ASSETS	87,616,749	21,406,338	18,139,938	17,868,455	23,527,856	20,746,399	29,866,750	219,172,485	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. **Interest Rate Risk** (contd)

Non trading book

Bank **As at 30 June 2008**	**Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 years RM'000**	**Non-interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	59,664,916	21,770,498	38,843,576	33,527,951	66,300	2,449,323	-	156,322,564	1.71
Deposits and placements of banks								-	
and other financial institutions	16,777,231	4,278,011	1,035,122	1,348,752	249,727	2,158,454	-	25,847,297	2.64
Obligations on securities sold								-	
under repurchase agreements	322,371	-	-	-	-	-	-	322,371	2.80
Bills and acceptances payable	1,470,830	1,514,899	290,328	-	-	1,120,324	-	4,396,381	3.58
Recourse obligations on loans sold to Cagamas	-	393,581	515,272	365,216	-	-	-	1,274,069	4.38
Derivative liabilities	-	-	-	-	-	-	1,027,048	1,027,048	-
Subordinated obligations	-	-	975,723	4,000,000	-	-	-	4,975,723	4.28
Stapled Capital securities					3,497,316			3,497,316	6.85
Other liabilities	-	-	-	-	-	3,919,074	-	3,919,074	-
Other non-interest sensitive balances	-	-	-	-	-	390,327	-	390,327	-
Total Liabilities	78,235,348	27,956,989	41,660,021	39,241,919	3,813,343	10,037,502	1,027,048	201,972,170	
Shareholders' equity	-	-	-	-	-	17,200,315	-	17,200,315	
Total Liabilities and Shareholders' Equity	78,235,348	27,956,989	41,660,021	39,241,919	3,813,343	27,237,817	1,027,048	219,172,485	
On-balance sheet interest sensitivity gap	9,381,401	(6,550,651)	(23,520,083)	(21,373,464)	19,714,513	(6,491,418)	28,839,702	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(1,135,864)	1,994,366	2,382,418	(1,851,109)	(1,389,811)	-	-	-	
Total interest sensitivity gap	8,245,537	(4,556,285)	(21,137,665)	(23,224,573)	18,324,702	(6,491,418)	28,839,702	-	
Cumulative interest rate sensitivity gap	8,245,537	3,689,252	(17,448,413)	(40,672,986)	(22,348,284)	(28,839,702)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Capital Adequacy

The capital adequacy ratios of the Group and the Bank, based on credit and market risks as at the following dates:

	Group		Bank	
	31 December 2008 RM'000	30 June 2008 RM'000	31 December 2008 RM'000	30 June 2008 RM'000
Before deducting proposed dividend:				
Core capital ratio	**8.13%**	10.98%	**10.19%**	11.49%
Risk-weighted capital ratio	**13.54%**	14.87%	**10.19%**	12.73%
After deducting proposed dividend:				
Core capital ratio	**8.13%**	10.60%	**10.19%**	11.09%
Risk-weighted capital ratio	**13.54%**	14.49%	**10.19%**	12.32%
Components of Tier I and Tier II capital:				
Tier I capital				
Paid-up share capital	**4,881,147**	4,881,123	**4,881,147**	4,881,123
Share premium	**2,097,165**	2,097,011	**2,097,165**	2,097,011
Other reserves	**10,758,105**	11,480,514	**10,616,704**	11,339,114
Capital Securities	**6,032,242**	3,497,316	**6,032,242**	3,497,316
Tier I minority interest	**461,930**	362,087	**-**	-
Less: Deferred tax assets [1]	**(1,217,490)**	(1,217,490)	**(1,122,138)**	(1,122,138)
Less: Goodwill [1]	**(6,082,776)**	(81,015)	**(81,015)**	(81,015)
Total Tier I capital	**16,930,323**	21,019,546	**22,424,105**	20,611,411
Tier II capital				
Subordinated obligations	**8,647,555**	4,975,724	**8,136,298**	4,975,724
General allowance for bad and doubtful debts	**3,336,819**	3,187,611	**2,738,092**	2,800,684
Total Tier II capital	**11,984,374**	8,163,335	**10,874,390**	7,776,408
Total capital	**28,914,697**	29,182,881	**33,298,495**	28,387,819
Less: Investment in subsidiary companies [2]	**(712,841)**	(712,841)	**(14,444,019)**	(5,556,095)
Capital base	**28,201,856**	28,470,040	**18,854,476**	22,831,724

[1] Under Bank Negara Guidelines, deferred tax and goodwill are not allowed for computation of capital adequacy ratios.

[2] Excludes the cost of investment in a subsidiary, Myfin Berhad of RM840.0 million, as its business, assets and liabilities have been transferred to the Bank. Under the BNM's Risk Weighted Capital Adequacy Framework (General Requirements and Capital Components), the risk-weighted assets of insurance companies were excluded from total risk-weighted assets but the cost of investments in insurance companies are deducted from capital base.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Capital Adequacy (contd.)

The breakdown of risk-weighted assets (excluding deferred tax assets) in the various categories of risk-weights are as follows:

	31 December 2008		30 June 2008	
	Principal RM'000	**Risk-Weighted RM'000**	**Principal RM'000**	**Risk-Weighted RM'000**
Group				
0%	**36,426,039**	**-**	27,818,940	-
10%	**71,039**	**7,104**	385,512	38,551
20%	**31,940,830**	**6,388,166**	43,693,912	8,738,782
50%	**33,310,704**	**16,655,352**	31,768,097	15,884,049
100%	**159,706,691**	**159,706,691**	144,371,762	144,371,762
Total risk-weighted assets for credit risk		**182,757,313**		169,033,144
Total risk-weighted assets for market risk		**25,392,894**		22,365,596
Total risk-weighted assets for credit and market risks		**208,150,207**		191,398,740
Bank				
0%	**22,374,126**	**-**	19,006,042	-
10%	**9,645**	**965**	259,589	25,959
20%	**23,609,945**	**4,721,989**	36,482,606	7,296,521
50%	**27,139,162**	**13,569,581**	26,741,144	13,370,572
100%	**144,236,113**	**144,236,113**	138,194,251	138,194,251
Total risk-weighted assets for credit risk		**162,528,648**		158,887,303
Total risk-weighted assets for market risk		**22,327,031**		20,430,101
Total risk-weighted assets for credit and market risks		**184,855,679**		179,317,404

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A27. Credit Exposure Arising From Credit Transactions With Connected Parties

	31 December
Outstanding credit exposures with connected parties (RM'000)	1,965,552
Percentage of outstanding credit exposures to connected parties as proportion of total credit exposures	1.4%
Percentage of outstanding credit exposures to connected parties which is non-performing or in default	0.0%

The credit exposure above are derived based on Bank Negara Malaysia's revised Guidelines on Credit Transactions and Exposures with Connected Parties, which are effective on 1 January 2008.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A28. Operations of Islamic Banking

A28a. Unaudited Balance Sheets as at 31 Decemberr 2008

	Group	
	31 December 2008 RM'000	30 June 2008 RM'000
ASSETS		
Cash and short-term funds	**5,275,840**	3,193,457
Deposits and placements with banks and other financial institutions	**34,801**	1,261
Securities portfolio	**3,523,584**	2,877,245
Loans and financing	**22,450,918**	21,057,888
Deferred tax assets	**12,883**	27,482
Derivative assets	**27,217**	45,185
Other assets	**128,374**	199,564
Statutory deposit with Bank Negara Malaysia	**697,000**	775,000
Total Assets	**32,150,617**	28,177,082
LIABILITIES		
Deposits from customers	**18,791,929**	19,803,980
Deposit and placements of banks and other financial institutions	**9,277,525**	5,589,635
Bills and acceptances payable	**307,173**	390,110
Derivatives Liabilities	**34,019**	45,200
Other liabilities	**1,411,109**	477,604
Provision for taxation and zakat	**55,481**	49,080
Total Liabilities	**29,877,236**	26,355,609
ISLAMIC BANKING FUNDS		
Islamic Banking Funds	**184,741**	111,980
Reserves	**2,088,640**	1,709,493
	2,273,381	1,821,473
Total Liabilities and Islamic Banking Funds	**32,150,617**	28,177,082
COMMITMENTS AND CONTINGENCIES	**9,825,672**	8,728,220

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A28. Operations of Islamic Banking (contd)

A28b. Unaudited Income Statements for the Second Financial Quarter Ended 31 December 2008

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2008 RM'000	31 December 2007 RM'000	31 December 2008 RM'000	31 December 2007 RM'000
Group				
Income derived from investment of depositors' funds	**375,369**	360,124	**749,035**	725,769
Expenses directly attributable to depositors and Islamic Banking Funds	**(10,237)**	(21,905)	**(12,416)**	(33,855)
Transfer from/(to) profit equalisation reserve	**12,234**	1,531	**13,413**	(11,338)
Gross attributable income	**377,366**	339,750	**750,032**	680,576
Allowance for losses on financing, advances and other loans	**(43,515)**	(65,516)	**(76,934)**	(108,154)
Total attributable income	**333,851**	274,234	**673,098**	572,422
Income attributable to the depositors	**(176,336)**	(135,615)	**(344,826)**	(262,960)
Income attributable to the Group	**157,515**	138,619	**328,272**	309,462
Income derived from investment of Islamic Banking Funds				
Gross investment income	**41,691**	25,066	**72,688**	45,659
Finance cost	**-**	(15,045)	**-**	(39,569)
Net (expense)/income from investment of Islamic Banking Funds	**41,691**	10,021	**72,688**	6,090
	199,206	**148,640**	**400,960**	315,552
Overhead expenses	**(77,434)**	(110,985)	**(144,446)**	(202,516)
Profit before zakat and tax expense	**121,772**	37,655	**256,514**	113,036
Taxation	**(26,887)**	(6,103)	**(60,019)**	(32,626)
Zakat	**(2,994)**	(932)	**(7,256)**	(1,510)
Profit after taxation	**91,891**	30,620	**189,239**	78,900

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A28b. Unaudited Income Statements for the Second Financial Quarter Ended 31 December 2008

Reconciliation of net income amalgamated with the conventional banking operations:

	Group	
	31 December 2008 RM'000	31 December 2007 RM'000
Gross attributable income	750,032	680,576
Net income from investment of Islamic Banking Funds	72,688	6,090
Total income before allowances for loan losses and overheads	822,720	686,666
Income attributable to the depositors	(344,826)	(262,960)
	477,894	423,706
Net of Intercompany Income & Expenses	105,754	-
Income from Islamic Banking scheme	583,648	423,706

A28c. Loans and Financing

	Group	
	31 December 2008 RM'000	30 June 2008 RM'000
Overdrafts	1,933,197	1,997,952
Term financing		
- House financing	4,986,930	4,671,245
- Syndicated financing	131,719	159,073
- Hire purchase receivables	10,335,918	8,670,953
- Other term financing	11,063,614	10,498,294
Bills Receivable	55,559	71,263
Trust receipts	121,578	152,488
Claims on customers under acceptance credits	3,733,442	4,064,557
Staff financing	224,991	201,894
Credit card receivables	4,534	-
Revolving credits	57,000	-
	32,648,482	30,487,719
Unearned income	(9,292,136)	(8,546,218)
Gross loans and financing	23,356,346	21,941,501
Allowance for bad and doubtful debts and financing:		
- specific	(548,286)	(549,632)
- general	(357,142)	(333,981)
Net loans and financing	22,450,918	21,057,888

A28d. (i) Movements in non-performing loans and financing ("NPL") are as follows:

	Group	
	31 December 2008 RM'000	30 June 2008 RM'000
Balance at beginning of the year	1,106,390	1,306,138
Non-performing during the year	209,005	621,839
NPL of subsidiary acquired		-
Recovered/regularized during the year	(176,385)	(614,967)
Amount written off	(67,980)	(143,660)
Sale of NPL, reported under Head Office	-	(69,448)
Amount transfer to Maybank Islamic Berhad	-	-
Expenses debited to customers' accounts	2,555	6,488
Balance at end of the period	1,073,585	1,106,390
Specific allowance	(548,286)	(549,632)
Net non-perfoming loans and financing	525,299	556,758
Net NPL as % of gross loans and financing less specific allowance	2.30%	2.60%

MALAYAN BANKING BERHAD
(3813-K)
(incorporated in Malaysia)

A28. Operations of Islamic Banking (contd)

A28d. (ii) Movements in the allowance for bad and doubtful debts and financing accounts are as follows:

	Group	
	31 December 2008 RM'000	**30 June 2008 RM'000**
General allowance		
At beginning of the year	**333,981**	664,196
Allowance made during the year	**31,514**	35,144
Allowance written back	**(8,352)**	(743)
Excess of general allowance transferred to Head Office	**-**	(367,233)
Transfer from specific allowance	**-**	2,617
At end of the period	**357,142**	333,981
As % gross loans and financing less specific allowance	**1.57%**	1.56%
Specific allowance		
At beginning of the year	**549,632**	536,572
Allowance made during the year	**103,649**	299,749
Amount written back	**(37,016)**	(96,318)
Amount written off	**(67,979)**	(143,660)
Transfer to general allowance	**-**	(2,617)
Sale of NPL, subsequently transferred to Head Office	**-**	(44,094)
At end of the year	**548,286**	549,632

A28e. Deposits from Customers

(i) By type of deposit

	Group	
	31 December 2008 RM'000	**30 June 2008 RM'000**
Mudharabah Fund		
Demand deposits	**2,294,823**	2,179,605
Savings deposits	**120,369**	108,793
General investment deposits	**5,167,264**	6,313,712
Special investment deposits	**-**	-
	7,582,456	8,602,110
Non-Mudharabah Fund		
Demand deposits	**4,000,684**	3,675,392
Savings deposits	**4,245,518**	3,959,324
Structured deposits	**512,881**	345,330
Negotiable instruments of deposits	**2,450,390**	3,221,824
	11,209,473	11,201,870
Deposit from Customers	**18,791,929**	19,803,980

A29. Intangible Assets

Included in total intangible assets of the Group is the estimated goodwill and intangible assets arising from the acqusition of Bank Internasional Indonesia Tbk (BII) on 30 September 2008. The effects of the acquisition of BII are summarised below:

	Group 31 December 2008 RM'000
Share of net assets acquired	1,903,688
Purchase consideration, net of exchange gains	(7,902,915)
Estimated goodwill/intangible assets	(5,999,227)

The goodwill and intangible assets of RM5.999 billion above represents the excess of the purchase consideration over the book values of BII at the date of acquisition.

The Group is currently in the midst of carrying out a Purchase Price Allocation (PPA) exercise in accordance with FRS 3 - Business Combinations, to allocate fair values to the tangible assets, liabilities, contingent liabilities and identifiable intangible assets of BII. Subject to the results of the PPA exercise, the final value of the goodwill of BII may vary from the value disclosed above. The PPA exercise will provide indications of the recoverable value of the investment. Should the recoverable value of the investments be less than their carrying value, the investment will be written down to its recoverable value. The Group expects to finalise its goodwill impairment analysis during the fourth quarter of financial year period ("FQP") ending 30 June 2009 and anticipates that the results on the full impairment charge will be announced in the FQP ending 30 June 2009.

A30. Impairment Loss on Interest in an Associate

The Group holds a 20% equity stake in a listed associated company in Pakistan, MCB Bank Ltd ("MCB"), as at 31 December 2008. The recent global financial crisis has impacted the economic situation in Pakistan, leading to growing inflation rate and a downtrend in the global stock exchanges, including the Karachi stock exchange. This has resulted in substantial decline in the market capitalization of MCB. These are indications that the Group's investment in MCB may be impaired.

Impairment Testing
In accordance with FRS 136: Impairment of Assets, the Group treats MCB as a Cash Generating Unit ("CGU") for impairment testing.

Key Assumptions Used In Value-In-Use Calculations
The recoverable amount of the CGU has been determined based on the value-in-use calculation, using cash flow projections prepared by management, covering a 10-year period. Cash flows beyond the 10-year period are extrapolated at 6%. The calculation for value-in-use is most sensitive to the following assumptions:

1) The growth rates used, which are based on the long-term expectation and have been adjusted to take into account the current economic situation.

2) The discount rate applied at 21.5%, which reflect the current specific country risks.

The equity stake in MCB is held via Maybank International Trust (Labuan) Berhad, a wholly-owned subsidiary of the Bank.

A31. Restatement of Comparatives

(a) The following comparative amounts have been restated as a result of the transfer of the Islamic Banking operations to its subsidiary, Maybank Islamic Berhad:

As at 31 December 2007	Previously Stated RM'000	Transfer of Islamic Banking operations RM'000	Restated RM'000
Bank			
Interest income	5,547,750	24,773	5,572,523
Interest Expense	(2,986,712)	(19,058)	(3,005,770)
Net Interest Income	2,561,038	5,715	2,566,753
Income from Islamic Banking operations	417,987	(417,987)	-
Operating income	2,979,025	(412,272)	1,229,962
Total non-interest income	864,247	-	864,247
Overhead expenses	(1,725,151)	200,493	(1,524,658)
Operating profit	2,118,121	(211,779)	1,906,342
Allowance for losses on loans, advances	(383,132)	108,897	(274,235)
Profit before taxation and zakat	1,734,989	(102,882)	1,632,107
Taxation and zakat	(457,847)	33,695	(424,152)
Profit for the year from continuing operations	1,277,142	(69,187)	1,207,955
Profit for the year from transfer of Islamic Banking operations	-	69,187	69,187

(b) The following comparative amounts have been restated as a result of impairment made for an investment in an associate:

As at 30 September 2008	Previously Stated RM'000	Impairment Loss RM'000	Restated RM'000
Bank			
Profit before taxation	892,004	(242,000)	650,004
Profit for the period	683,121	(242,000)	441,121
Investment in subsidiary	11,205,848	(242,000)	10,963,848

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. Performance Review of the First Half of the Financial Year 2009

The Group's net interest income for the half year ended 31 December 2008 increased by RM86.2 million or 3.2% over that of the corresponding period to RM2,812 million. The higher net interest income came mainly from growth in loans, advances and financing, and improved lending margins contributed by the recent acquisition of PT Bank Internasional Indonesia Tbk (BII). The Group's loans, advances and financing registered an increase of RM33,954 million or 22.8% when compared to the previous corresponding period in 2007.

Non interest income (including marked to market gain/loss on derivatives and securities held for trading) for the half year ended 31 December 2008 was higher by RM41.8 million or 3.4% compared to that of the previous corresponding period. The higher non interest income came mainly from higher contribution from fee income which was higher by RM71.9 million or 8.5%, and lower marked to market gain/loss on derivatives and securities held for trading, and impairment losses in securities by RM39.4 million or 20.9%.

Overheads increased by RM561.9 million or 27.2% over that of the corresponding period as a result of consolidation of BII overhead costs. Personnel costs increased by RM277.2 million or 30.3%, partly due to finalisation of salary revisions, including adjustments for previous quarters, for officers and clericals under the respective collective agreements concluded during the period.

Establishment costs increased by RM83.2 million or 23.3% as a result of higher Information Technology expenses and rental of premises.

Administration and General Expenses increased by RM187.0 million or 32.2%, from RM581.0 million to RM768.0 million, mainly due to increase in insurance claims incurred and other administrative and general expenses such as cash processing fees, royalties paid for the increased cards businesses and higher utility bills due to increase in tariff rates.

As a result, the Group's operating profit for the period decreased from RM2,333.5 million to RM2,059.5 million, or a reduction of 11.7%.

In the period under review, the Group's profit before tax was impacted by impairment losses in an associated company of RM242 million and higher loan loss provision of RM218.8 million due mainly to the lower specific allowance written back. However, this was partly offset by the write-back of allowance for non-refundable deposit of RM483.8 million in the financial statements arising from the reinstatement of approval by Bank Negara Malaysia, and the subsequent completion of the proposed acquisition of Sorak Financial Holdings Pte Ltd, the controlling shareholder of BII.

As a result of the above, the Group's profit before tax profit for the half year ended 31 December 2008 registered a decrease of 10.0% or RM205.3 million to RM1,842.1 million compared to the corresponding period in the previous financial year. Net Profit attributable to equity holders was lower by 10.9% or RM159.7 million to RM1,306.7 million compared to the previous corresponding period.

B2. Variation of Current Quarter Results Against Preceding Quarter

The Group's net interest income for the quarter ended 31 December 2008 increased by RM282.4 million or 22.3% over that of the preceding quarter to RM1,547.4 million. The higher net interest income was mainly due to post acquisition income contribution from BII in the current quarter. This came mainly from the increase of RM546.4 million or 28.8% in interest income from loans, advances and financing on the back of higher loans growth and interest income from securities portfolio which improved by RM167.1 million being partly offset by declines in interest income from deposits placed with financial institutions, which was lower by RM67.3 million (22.5%).

Non-interest income (including marked to market gain/loss of derivatives and securities held for trading) for the quarter ended 31 December 2008 was higher by RM330.9 million or an increase of 69.1% compared to that of the preceding quarter. The significant variance in the current quarter was mainly attributable to the foreign exchange gain of RM214.3 million reported in the current quarter, as against a loss of RM125.2 million in the preceding quarter. However this was partly offset by higher marked to market losses on derivatives and securities held for trading and impairment losses in securities of RM133.6 million as against losses of RM15.1 million in the preceding quarter.

Overheads for the quarter increased by RM192.1 million or 15.8% over that of the preceding quarter mainly due to higher personnel costs and administrative and general expenses which were higher by RM71.3 million and RM73.1 million respectively.

As a result, operating profit for the quarter increased from RM809.3 million to RM1,250.1 million, or an increase of 54.5%.

In the current quarter under review, the Group's profit before tax was also impacted by higher loan loss provision of RM119.9 million but was offset by preceding quarter's impairment losses in an associated company of RM242 million and the write-back of allowance for non-refundable deposit of RM483.8 million in the financial statements arising from the reinstatement of approval by Bank Negara Malaysia, and the subsequent completion of the proposed acquisition of Sorak Financial Holdings Pte Ltd, the controlling shareholder of BII.

As a result of the above, the Group's profit before tax profit for the current quarter ended 31 December 2008 registered an increase of 8.9% or RM78.5 million to RM960.3 million compared to the preceding quarter. Net Profit attributable to equity holders was higher by 28.4% or RM162.4 million to RM734.6 million compared to the preceding quarter.

B3. Prospects

Malaysia's economic growth is expected to decelerate in 2009 as regional economies begin to suffer from the effects of recession in the major industralised economies. The worsening contraction in Malaysia's industrial and export data suggest that GDP growth in 2009 could be slower than the current government forecast of 3.5% and has thus heightened the risk of a recession in 2009. As such, the operating environment for the banking industry is expected to become more challenging due to slower consumer spending and reduced corporate capital expenditure, leading to prospects for slower loans growth and deterioration in asset quality, with margins also expected to be under pressure due to continued intense competition. Prospects for capital markets and insurance business will be similarly challenging.

B3. **Prospects (contd.)**

Maybank will continue to focus on growing its market share through improvement in retail banking operations through continued upgrading and expansion of its network franchise, sales, branding, and competitive product offerings as well as leveraging on its recently revamped internet banking platform. With its recent key management appointments and progress of the LEAP 30 performance improvement programme, the Group expects improved execution of business, enabling and talent initiatives to enable Maybank to better compete in the tougher operating environment.

The Group will continue to focus on prudent risk management practices and asset quality management to contain risk of deterioration in asset quality in the economic downturn. Maybank will also continue to increase contribution from the Group's overseas operations with particular focus on integrating BII into the Group to extract value from synergies.

Against a backdrop of the weakening economic and operating environment and with the recent acquisitions yet to be earnings accretive, the Group expects net profit for the current financial year ending 30 June 2009 to be lower than the previous financial year.

Maybank completed its acquisition of a 20% equity stake in MCB in August 2008, a 15% equity stake in ABBank in September 2008 and a 97.5% equity interest in BII in December 2008. For the quarter ended 31 December 2008, the results of BII are consolidated into the Group accounts of Maybank and similarly, the results of MCB are equity accounted into the Group accounts.

The significant deterioration in the share price of BII and MCB and the current difficult economic environment globally, including in the countries where these investments are, have given an indication of impairment in these investments. Accordingly we have undertaken the process of determining the recoverable amount based on FRS136 requirements. Maybank is committed to completing this process in the financial year ending 30 June 2009 and subsequently determining any potential impairment charge relating to the acquisition in accordance with FRS 136: Impairment of Assets. The process for determining impairment for BII involves the computation of future earnings cash flows on a long term basis, discounted at long term rates to arrive at a value-in-use determination. Such a computation is necessarily protracted as it involves the stabilisation of earnings potential which requires a detailed review and assessment by the management team which is still being assembled at BII, and the stabilisation of the interest rate term structure for discounting purposes.

A similar review of the carrying value of our 20% equity stake in MCB and our 15% equity stake in ABBank is being undertaken the same methodology as described above.

Notwithstanding the above and based on current available information, Maybank is confident that any impairment charge on the above investments would not lead to a loss in net earnings (profit after tax and MI) of the Group for the financial year ending 30 June 2009.This view is based on Management's current outlook on Maybank and its affiliates, based on their current earnings trajectory and a set of assumptions in the discount rates and earnings growth potential specific to the respective countries these investments are in. However, should the economic environment deteriorate beyond our current expectations or that there are unforeseen changes in circumstances, the abovementioned statement on full year profitability may be different.

B3. Prospects (contd.)

We would like to emphasize that the impairment charge is a non-cash charge and does not affect the capital position of Maybank because of the manner in which the Risk Weighted Capital Ratio is calculated, which has already negated any effect of impairment. The current capital position of Maybank Group remains strong with the Core and Total Capital Ratio of 8.13% and 13.54% as of 31 December 2008, respectively.

In summary, Maybank continues to meet the challenges associated with the current environment and is proactively addressing them. We believe that together with the transformation effort under the Strategic Transformation Plan, we can achieve our goal of enhancing long-term shareholder value.

B4. Profit Forecast or Profit Guarantee

Neither the Group nor the Bank made any profit forecast or issued any profit guarantee.

B5. Tax Expense and Zakat

The analysis of the tax expense for the second financial quarter ended 31 December 2008 are as follows:

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2008	31 December 2007	31 December 2008	31 December 2007
Group	RM'000	RM'000	RM'000	RM'000
Malaysian income tax	279,417	320,767	476,893	520,810
Foreign income tax	(51,977)	52,470	11,777	55,377
	227,440	373,237	488,670	576,187
Under/(over) provision in prior periods	(5)	(47,642)	(18)	(95,283)
Deferred tax expense				
- Origination and reversal of temporary differences	(9,296)	(19,690)	(2,177)	46,015
Due to reduction in statutory rate	895	(489)	39,314	39,323
	(8,401)	(20,179)	37,137	85,338
Tax expense for the period	219,034	305,416	525,789	566,242
Zakat	6,583	1,632	10,846	2,947
	225,617	307,048	536,635	569,189

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2008	31 December 2007	31 December 2008	31 December 2007
Bank	RM'000	RM'000	RM'000	RM'000
Malaysian income tax	140,231	241,276	308,781	382,155
Foreign income tax	(219)	50,652	817	51,637
	140,012	291,928	309,598	433,792
Under/ (over) provision in prior periods	-	(47,642)	-	(95,283)
Deferred tax expense				
- Origination and reversal of temporary differences	4,266	(19,282)	5,819	46,995
Due to reduction in statutory rate	-	(478)	37,744	38,648
	4,266	(19,760)	43,563	85,643
Tax expense for the period	144,278	224,526	353,161	424,152

Domestic income tax is calculated at the Malaysian statutory tax rate of 25% (2008: 26%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

B6. Sale of Unquoted Investments and Properties

The gain from the sale of unquoted investments of the Group and the Bank amounted to RM56.34 million and RM53.32 million respectively, while the profit from sale of properties of the Group and the Bank amounted to RM9.32 million and RM345,600 respectively.

B7. Quoted Securities

Financial institutions are exempted from the disclosure requirements relating to quoted securities.

B8. Status of Corporate Proposals Announced but Not Completed

(a) Proposed Acquisition of Approximately 20% of the Total Charter Capital of Vietnam's An Binh Commercial Joint Stock Bank ("ABBank")

On 24 September 2008, Maybank had successfully completed the acquisition of 15% of the total Charter Capital of ABBank pursuant to the Subscription Agreement dated 21 March 2008 and Supplemental Agreement dated 9 September 2008.

Further, subject to the approval of the relevant authorities, Maybank will also subscribe for an additional 5% of the total Charter Capital of ABBank. Pursuant thereto, Maybank will eventually hold 20% of the total Charter Capital of ABBank.

(b) Proposed Acquisition of up to 100% of the Issued and Paid-up Share Capital of Sorak Financial Holdings Pte. Ltd. ("Sorak') which owns approximately 55.7% equity interest in PT Bank Internasional Indonesia Tbk ("BII") for a Total Cash Consideration of Approximately Indonesian Rupiah ("Rp") 13.9 Trillion (or the Equivalent of Approximately RM4.8 Billion)

On 21 October 2008, Maybank through its wholly owned subsidiary, Mayban Offshore Corporate Services (Labuan) Sdn Bhd ("Mayban Offshore") announced a tender offer to acquire all the remaining shares of BII, being owned by the public shareholders, which are not sold by the public shareholders through open market, and any new ordinary shares in BII that may be issued pursuant to the exercise of options under BII's Employee Share Option Plan, at a tender offer price of Rp.510 per share (the "Offer"). The Tender Offer closed on 19 November 2008 and payment for the BII shares which were validly accepted pursuant to the Tender Offer, was completed on 1 December 2008.

Further to the above, Mayban Offshore, received 3,423 valid acceptances from the public shareholders of BII which resulted in Maybank successfully completing the acquisition of approximately 12.6 billion shares in BII, representing approximately 25.3% of the equity interest in BII.

The total cost of acquisition for the 25.3% equity interest in BII is approximately Rp6.44 trillion or approximately RM1.95 billion (at the exchange rate of Rp3,311: RM1.00, as at 2 December 2008).

With the completion of the Tender Offer, the Proposal is therefore now completed. Maybank now effectively holds approximately 97.5% of the equity interest in BII. The remaining 2.5% of the equity interest in BII is currently held by the public shareholders of BII and BII will continue to be listed on the Jakarta Stock Exchange.

(c) Memorandum of Understanding ("MOU") in relation to Global Takaful Business between Maybank and the Islamic Corporation for the Development of the Private Sector ("ICD")

On 7 May 2008, Maybank and ICD signed a MOU to jointly explore the feasibility of establishing an international takaful holding company with the vision to create a global leader in the takaful business. ICD is the commercial arm of the Islamic Development Bank.

Under the MOU, the proposed holding company to be set up aims to explore opportunities with the aim of creating takaful companies in both ICD member and non-member countries. The consultant, which is appointed by both parties, is still conducting a feasibility study which upon completion will be presented back to both parties for review and concurrence.

B8. Status of Corporate Proposals Announced but Not Completed (contd.)

(d) Family Takaful Business Joint Venture in Pakistan

On 23 June 2008, Maybank received an approval from Bank Negara Malaysia to establish or acquire a subsidiary to be used as a Special Purpose Vehicle ("SPV") for the purpose of acquiring 30% of the issued and paid-up capital of Pak-Kuwait Takaful Company Limited.

Maybank had on 8 July 2008 acquired Pelangi Amanmaz Sdn Bhd ("PASB") as a subsidiary to be used as the SPV for the joint venture. PASB has an authorised capital of RM100,000 comprising 100,000 ordinary shares of RM1.00 each and issued and paid-up capital of RM2.00 comprising 2 ordinary shares of RM1.00 each.

Through the acquisition, Maybank intends to venture into the Family Takaful business in Pakistan. Pak-Kuwait Family Takaful Company Limited is a newly incorporated company owned by Pak-Kuwait Investment Company and they will submit an application for license from the authorities in Pakistan to operate the family Takaful business. The issue and paid-up capital of the company is Pakistan Rupees 500 million.

All parties are currently negotiating and finalizing the terms of the joint venture.

(e) Acquisition of New Subsidiary – BinaFikir Sdn Bhd ("BinaFikir")

On 27 August 2008, Maybank Investment Bank Berhad (formerly known as Aseambankers Malaysia Berhad) entered into a share sale agreement ("Share Sale Agreement") with En Mohammed Rashdan Mohd Yusof and En Amirul Feisal Wan Zahir for the purchase of the entire issued and paid-up capital of BinaFikir ("Proposed Acquisition").

The Proposed Acquisition shall be executed at an initial purchase consideration based on net book value and an additional final purchase consideration dependent on net earnings of BinaFikir from their existing mandates as at 31 August 2008, to be determined based on actual results as at 30 June 2009.

BinaFikir is holder of a Capital Markets Services Licence and is licensed to conduct investment advisory business. It has an authorised share capital of RM1,000,000 comprising 1,000,000 ordinary shares of RM1.00 each and issued and paid-up share capital of RM650,000 comprising 650,000 ordinary shares of RM1.00 each.

On 11 November 2008, Maybank Investment Bank Berhad completed the acquisition of the entire issued and paid up capital of Binafikir for a provisional consideration of RM3,637,011.

B8. Status of Corporate Proposals Announced but Not Completed (contd.)

(f) Proposed Issuance of, Offer for Subscription or Purchase of, or Invitation to Subscribe for, or Purchase of Innovative Tier 1 Capital Securities ("IT1CS") Programme of up to RM4.0 Billion and/or its Foreign Currency Equivalent in Nominal Value ("IT1CS Programme") by Maybank.

Maybank has obtained approvals from BNM and the Securities Commission vide their letters dated 28 May 2008 and 4 June 2008 respectively to issue the IT1CS Programme. The IT1CS has been structured to comply with Bank Negara Malaysia's ("BNM") Guidelines on Innovative Tier 1 capital instruments.

The proceeds of the IT1CS Programme shall be used for Maybank's working capital, general banking and other corporate purposes.

On 11 August 2008, Maybank issued SGD600 million IT1CS. The SGD IT1CS has a principal stock settlement mechanism to redeem the IT1CS on the 60th year from the date of issuance. The Bank, however, has the option to redeem the IT1CS on the 10th anniversary of the issue date and on any interest payment date thereafter. On the 10th anniversary of the issue date, there will be a step-up in the interest rate.

On 25 September 2008, Maybank issued RM1.10 billion of IT1CS, which forms part of the overall IT1CS Programme. The RM IT1CS matures on 25 September 2068, and is callable on 25 September 2018 and on every interest payment date thereafter.

(g) Proposed Issuance of Tier 2 Subordinated Bonds of up to USD1.0 Billion and/or its Equivalent in Other Foreign Currencies in Nominal Value (the "Subordinated Bonds")

The Subordinated Bonds will constitute direct and unsecured obligations of the Bank, subordinated in right and priority of payment to all deposit liabilities and other liabilities except present and future unsecured and subordinated obligations which by their terms rank pari-passu in right of payment with or which are subordinated to the Subordinated Bonds.

The Subordinated Bonds issuance has been approved by Bank Negara Malaysia on 27 June 2008 to qualify as Tier 2 capital for purposes of Malaysian capital adequacy regulation.

The Subordinated Bonds issuance has also been approved by the Securities Commission on 9 July 2008.

(h) Capital Reduction in Sri MTB Bhd, a wholly owned subsidiary company of Mayban Fortis Holdings Berhad ("MFHB")

On 11 December 2008, the issued & paid up capital of Sri MTB Bhd was reduced from RM100,000,000 divided into 100,000,000 ordinary shares of RM1.00 each to RM12,000,000 divided into 12,000,000 ordinary shares of RM1.00 each. The reduction was effected by repayment of the issued & paid up capital, which is in excess of the needs of Sri MTB Bhd, by the cancellation of 88,000,000 ordinary shares of RM1.00 each and returning RM88,000,000 to MFHB. MFHB is a subsidiary company of Maybank.

B8. Status of Corporate Proposals Announced but Not Completed (contd.)

(i) Disposal of Peram Ranum Bhd ("PRB") from Double Care Sdn Bhd ("DCSB") to MFHB

On 31 December 2008, DCSB had completed the disposal of 100% of the issued & paid up share capital in PRB to MFHB for a cash consideration of RM1.00. Upon the completion of the disposal, DCSB had also waived the entire inter-company balances due from PRB amounting to RM17.3 million.

B9. Deposits and Placements of Financial Institutions and Debt Securities

Please refer to note A12 and A13.

B10. Off-Balance Sheet Financial Instruments

Please refer to note A24.

B11. Changes in Material Litigation

(a) In 2005, a subsidiary, Mayban Trustees Berhad ("MTB") and eleven other defendants were served with a writ of summons by ten plaintiffs / bondholders for an amount of approximately RM157.8 million. MTB was alleged to have acted in breach of trust and negligently in its capacity as Trustee for the bonds issued. MTB does not admit any liability to the claim and is defending the suit. The suit is pending determination at trial.

On 7 July 2008, the plaintiffs entered judgement by consent against the1st, 4th and 6th to 12th defendants for the sum of RM149,315,000.00 as well as withdrew the claim against the 5th defendant. The entering of the said judgement by consent is not in any way an implication of liability on the part of MTB and MTB shall continue to defend the suit.

The above contingent liability is covered by an existing Banker Blanket Bond Policy between the Bank and a subsidiary, Mayban General Assurance Berhad ("MGAB"), which had entered into a facultative reinsurance contract for an insured sum of RM150 million with three other re-insurers

No provision is made in the Group's financial statements.

The 1st Defendant has on 4 August 2008 served a counterclaim on MTB for almost RM535 million being loss of profit, expenses and damages stated to have been incurred by it which allegedly arises as a result of MTB unlawfully declaring an Event Of Default ("EOD") on the bonds. MTB's solicitors shall defend the Counterclaim and their opinion is that the Counterclaim is without merit as the 1st Defendant had failed to perform their obligations under the bonds. Further, the 1st Defendant had on 7 July 2008 consented to judgement, thereby admitting the EOD and liability for the sum of RM149,315,000. MTB is of the view that the EOD was declared lawfully and MTB is in any event entitled under the trust deed to be indemnified by the bondholders for the Counterclaim. The trial for the suit is fixed for 2 to 5 March 2009.

B11. Changes in Material Litigation (contd)

(b) In 2004, Etiqa Takaful Berhad ("ETB") (formerly known as Takaful Nasional Berhad), now a subsidiary of the Bank, commenced a civil suit against a borrower ("the 1st Defendant") and three guarantors, for the sum of approximately RM25.8 million, following the recall of the relevant facility which was preceded by the 1st Defendant's failure to pay monthly instalments.

The 1st Defendant counter-claimed for loss and damage amounting to approximately RM284 million as a result of ETB's failure to release the balance of the facility of RM7.5 million. It is alleged that the 1st Defendant was unable to carry on its project and therefore suffered loss and damage, ETB are proceeding with their claim and are resisting the 1st Defendant's counter-claim. ETB have filed its defence to the counterclaim and an application to strike out the counterclaim as well.

ETB are of the view that they have a good chance of succeeding in the action and in securing a dismissal of the 1st Defendant's counterclaim. The Court has postponed the matter to 11 March 2009 for decision.

(c) A corporate borrower has issued a writ of summon against Maybank Investment Bank Berhad (formerly known as Aseambankers Malaysia Berhad) ("MIBB") in 2005 in its capacity as agent bank for the syndicate lenders claiming general, special and exemplary damages arising from alleged breach of duty owed by MIBB. Although it has not been quantified, the claim value is estimated at approximately RM450 million.

The credit facilities consist of a bridging loan of RM58.5 million and a revolving credit facility of RM4.0 million which were granted by MIBB and three other financial institutions as the syndicated lenders. The loan was restructured in 2002 to RM38 million with terms for repayment. In 2006, MIBB and three other syndicated lenders filed a suit against the corporate borrower for the recovery of the loan. The two suits were then ordered by the court to be heard together.

Out of the estimated claim of RM450.0 million, MIBB's exposure is RM189.0 million. (inclusive of the assets and liabilities of KBB (one of the syndicated lenders) and from MIBB which had been vested to the Bank in respective of this account pursuant to a vesting order dated 28 September 2006 and 21 May 2007 respectively).

Based on advice from its solicitors, MIBB are of the view that it has a more than even chance of succeeding in defending the corporate borrower's claim.

Other than that stated above, the Group and the Bank do not have any other material litigation that would materially and adversely affect the financial position of the Group and the Bank.

MALAYAN BANKING BERHAD
(3818-K)
(Incorporated in Malaysia)

B12. Earning Per Share (EPS)

Basic

The basic EPS of the Group is calculated by dividing the net profit for the quarter and the cumulative period attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue during the quarter and the cumulative period respectively.

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2008	31 December 2007	31 December 2008	31 December 2007
Net profit for the period (RM'000)	**734,560**	**730,954**	**1,306,733**	1,466,383
Weighted average number of ordinary shares in issue ('000)	**4,881,147**	4,870,128[1]	**4,881,143**	4,867,259[1]
Basic earnings per share ('000)	**15.05 sen**	15.01 sen[1]	**26.77 sen**	30.13 sen[1]

Diluted

The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the cumulative period attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2008	31 December 2007	31 December 2008	31 December 2007
Net profit for the period (RM'000)	**734,560**	730,954	**1,306,733**	1,466,383
Weighted average number of ordinary shares in issue ('000)	**4,881,147**	4,870,128	**4,881,143**	4,867,259
Effects of share option ('000)	-	4,481	-	5,079
Adjusted weighted average number of ordinary shares in shares in issue ('000)	**4,881,147**	4,874,609[1]	**4,881,143**	4,872,338[1]
Diluted earnings per share ('000)	**15.05 sen**	15.00 sen[1]	**26.77 sen**	30.10 sen[1]

[1] Adjusted for bonus issue of 1:4

By Order of the Board

Mohd Nazlan Mohd Ghazali
LS0008977
Company Secretary
27 February 2009


BURSA MALAYSIA

Form Version V3.0

General Announcement

Submitted by MB_MAYBANK INVESTMENT BANK on 27/02/2009 06:06:43 PM
Reference No MI-090227-59858

Submitting Investment Bank/Advisor (if applicable)	Maybank Investment Bank Berhad (formerly known as Aseambankers Malaysia Berhad)
Submitting Secretarial Firm (if applicable)	
Company name *	Malayan Banking Berhad
Stock name *	MAYBANK
Stock code *	1155
Contact person *	Lim Siew Eng/Sarah Azreen
Designation *	Executive Vice President/Assistant Vice President

Type *	● Announcement ○ Reply to query
Subject :*	MALAYAN BANKING BERHAD ("MAYBANK" OR "THE COMPANY") PROPOSED RENOUNCEABLE RIGHTS ISSUE ON THE BASIS OF NINE (9) ORDINARY SHARES OF RM1.00 EACH IN MAYBANK ("RIGHTS SHARES") FOR EVERY TWENTY (20) EXISTING ORDINARY SHARES OF RM1.00 EACH HELD IN MAYBANK ("SHARES")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)
On behalf of the Board of Directors of Maybank ("Board"), Maybank Investment Bank Berhad (formerly known as Aseambankers Malaysia Berhad) ("Maybank-IB") is pleased to announce that Maybank is proposing to undertake a proposed renounceable rights issue on the basis of nine (9) Rights Shares for every twenty (20) existing Shares held ("Proposed Rights Issue") as part of its ongoing strategic transformation plan ("Strategic Transformation Plan").

The Strategic Transformation Plan aims to strengthen the Maybank Group's core business and franchise, further enhance its capital base via the Proposed Rights Issue and to put in place an organisational and corporate structure that provides greater strategic, financial and operational flexibility across the Maybank Group.

Please refer to the attachments for further details of the announcement.

This announcement is dated 27 February 2009.

Announcement Details :-
(This field is for the details of the announcement, If applicable)

Tables Section - This section is to be used to create and insert tables. Please make the

appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)



Appendix.doc



Announcement.doc

MALAYAN BANKING BERHAD ("MAYBANK" OR "THE COMPANY")

PROPOSED RENOUNCEABLE RIGHTS ISSUE ON THE BASIS OF NINE (9) ORDINARY SHARES OF RM1.00 EACH IN MAYBANK ("RIGHTS SHARES") FOR EVERY TWENTY (20) EXISTING ORDINARY SHARES OF RM1.00 EACH HELD IN MAYBANK ("SHARES")

1. INTRODUCTION

On behalf of the Board of Directors of Maybank ("Board"), Maybank Investment Bank Berhad (formerly known as Aseambankers Malaysia Berhad) ("Maybank-IB") is pleased to announce that Maybank is proposing to undertake a proposed renounceable rights issue on the basis of nine (9) Rights Shares for every twenty (20) existing Shares held ("Proposed Rights Issue") as part of its ongoing strategic transformation plan ("Strategic Transformation Plan").

The Strategic Transformation Plan aims to strengthen the Maybank Group's core business and franchise, further enhance its capital base via the Proposed Rights Issue and to put in place an organisational and corporate structure that provides greater strategic, financial and operational flexibility across the Maybank Group.

2. DETAILS OF THE PROPOSED RIGHTS ISSUE

2.1 Number of Rights Shares

The Proposed Rights Issue entails the issuance of up to 2,212 million Rights Shares on the basis of nine (9) Rights Shares for every twenty (20) existing Shares held on an entitlement date to be determined and announced later ("Entitlement Date").

As a result of the Proposed Rights Issue, adjustments will be made to the exercise prices and/or number of options that remains outstanding after the Proposed Rights Issue as prescribed in the bye-laws of the employee share option scheme of Maybank ("ESOS").

Any fractional entitlement under the Proposed Rights Issue will be disregarded and shall be dealt with in such manner as the Board deems fit and expedient in the best interest of the Company including, inter alia, in a manner so as to minimise the number of odd lots of Rights Shares arising therefrom.

2.2 Basis of Pricing the Rights Shares

The issue price of the Rights Shares (to be determined by the Board at a price-fixing date to be determined later) will be at a discount of between 30% to 40% to the theoretical ex-rights price of the Shares based on prevailing market price on the price-fixing date.

2.3 Ranking of the Rights Shares

The Rights Shares shall, upon issue and allotment, rank pari passu in all respects with the then existing issued Shares, except that they shall not be entitled to any dividends, rights, allotments and/or other distributions which may be declared, made or paid preceding the date of allotment of the Rights Shares.

An application will be made to Bursa Securities for the listing of and quotation for the Rights Shares.

2.4 Utilisation of Proceeds from the Proposed Rights Issue

The Company plans to raise approximately RM6.0 billion. The proceeds from the Proposed Rights Issue are proposed to be utilised for working capital and general banking purposes after netting off estimated expenses of RM45.0 million.

2.5 Shareholders' Undertakings and Underwriting Arrangement

The Company had on 27 February 2009 been informed by the following shareholders of Maybank that they have agreed to provide a written irrevocable undertaking to subscribe in full for their respective entitlements under the Proposed Rights Issue:

Shareholders	Existing shareholdings in Maybank as at 25 February 2009		Rights Shares entitled under the Proposed Rights Issue	
	No. of Shares	*%*	*No. of Shares*	*%*
Skim Amanah Saham Bumiputera ("ASB")	2,241,681,634	45.6	1,008,756,736	45.6
Employees Provident Fund	668,229,045	13.7	300,703,070	13.7
Permodalan Nasional Berhad ("PNB")	287,842,008	5.9	129,528,904	5.9
Amanah Saham Malaysia	85,392,575	1.7	38,426,659	1.7
Amanah Saham Wawasan 2020	77,846,800	1.6	35,031,060	1.6
Sekim Amanah Saham Nasional	21,745,375	0.4	9,785,419	0.4
Amanah Saham Nasional 2	2,123,000	[1]-	955,350	[1]-
Amanah Saham Nasional 3 - Imbang	519,000	[1]-	233,550	[1]-
Amanah Saham Gemilang - Kesihatan	222,500	[1]-	100,125	[1]-
Amanah Saham Gemilang - Pendidikan	222,500	[1]-	100,125	[1]-
Amanah Saham Gemilang – Persaraan	146,000	[1]-	65,700	[1]-
TOTAL	**3,385,970,437**	**69.4**	**1,523,686,696**	**69.4**

Note:
(1) Less than 0.1%

ASB, Amanah Saham Malaysia, Amanah Saham Wawasan 2020, Sekim Amanah Saham Nasional, Amanah Saham Nasional 2, Amanah Saham Nasional 3- Imbang, Amanah Saham Gemilang – Kesihatan, Amanah Saham Gemilang – Pendidikan and Amanah Saham Gemilang – Persaraan are unit trust funds under the management of Amanah Saham Nasional Berhad, a wholly owned subsidiary of PNB.

PNB has also informed that as part of its undertaking, it has agreed to apply for excess allocation of up to 20% of the Proposed Rights Issue for which the terms including any fees to be paid to PNB will be determined in due course. ("PNB Excess Allocation").

Underwriting arrangements will be made for the remaining Rights Shares not covered by the substantial shareholders' undertakings.

3. RATIONALE

The Proposed Rights Issue is undertaken as part of the Strategic Transformation Plan as a pre-emptive move to further optimise its capital structure and strengthen its balance sheet to enhance shareholders' value. The Proposed Rights Issue would also address market expectations for higher capital levels for financial institutions globally. The Proposed Rights Issue will increase Maybank Group's core capital ratio and risk weighted capital ratio from 8.13% and 13.54% (based on the unaudited results for the 6-months ended 31 December 2008) to 11.01% and 16.42% respectively.

The Strategic Transformation Plan encompasses several strategic initiatives including the following:

(i) to strengthen core business and franchise, aimed at achieving globally benchmarked operating metrics, extend leadership domestically, capturing value from new investments and improving synergies across the Maybank Group. To this end, implementation of the LEAP 30 initiatives communicated in September 2008 is underway;

(ii) to further strengthen Maybank's capital base via the Proposed Rights Issue as a pre-emptive capital to strengthen Maybank's capital base and widen Maybank's competitive positioning; and

(iii) to put in place an organisational and corporate structure that provides greater strategic, financial and operational flexibility across the Maybank Group which includes the adoption of a financial holding company structure, subject to the regulatory and tax considerations and a final implementation plan.

4. EFFECTS OF THE PROPOSED RIGHTS ISSUE

The proforma effects of the Proposed Rights Issue are prepared based on the following scenarios:

Minimum Scenario	This scenario assumes that none of the outstanding ESOS options relating to approximately 33,784,000 new Shares which have been granted to the directors and employees pursuant to the ESOS will be exercised ("Unexercised ESOS Options") prior to the Entitlement Date
Maximum Scenario	This scenario assumes that the entire Unexercised ESOS Options are fully exercised prior to the Entitlement Date.

4.1 Issued and Paid-Up Capital

The issued and paid-up share capital of Maybank will increase from 4,881.12 million Shares to 7,077.63 million Shares and 7,126.62 million Shares based on the Minimum Scenario and Maximum Scenario respectively, as set out in Table 1.

4.2 Earnings

Barring any unforeseen circumstances, the Proposed Rights Issue is expected to be completed by the fourth quarter of financial year ending ("FYE") 30 June 2009, and is not expected to have a material effect on the earnings of Maybank Group for FYE 30 June 2009. Nevertheless, the earnings per share of the Maybank Group will be correspondingly reduced as a result of the increase in the number of Shares upon completion of the Proposed Rights Issue.

4.3 Net assets ("NA")

The NA of the Maybank Group as at 30 June 2008 (after adjusting for certain material transactions) will increase from RM19,060.49 million to RM25,055.88 million and RM25,366.33 million, based on the Minimum Scenario and Maximum Scenario respectively, as set out in Table 2.

4.4 Gearing

The gearing ratio of the Maybank Group as at 30 June 2008 (after adjusting for certain material transactions) will decrease from 0.77 times to 0.58 times for both the Minimum Scenario and Maximum Scenario as set out in Table 3.

4.5 Substantial Shareholders' Shareholdings

In the event the substantial shareholders subscribe for their full entitlements under the Proposed Rights Issue, there will be no effect on the shareholdings of the Company's substantial shareholders except for the proportionate increase in the number of Shares held following the Proposed Rights Issue.

4.6 Dividends

For the FYE 30 June 2008, the Board paid a total dividend of 49 sen per Maybank Share (after adjusting for bonus shares issued on 20 February 2008) less 26% tax amounting to approximately RM1,769 million.

Barring any unforeseen circumstances, any dividends to be declared by Maybank for the FYE 30 June 2009 will depend on, amongst others, the profitability and cash flow position of the Maybank Group.

Going forward, Maybank intends to ensure improved returns to shareholders through the commitment to the long term dividend payout ratio of 40% to 60% of profit attributable to shareholders subject to approval by Bank Negara Malaysia.

4.7 Capital Adequacy Ratio

Based on the unaudited results for the 6-months ended 31 December 2008, the core capital ratio and risk weighted capital ratio of the Maybank Group will increase from 8.13% to 11.01% and 11.16% based on the Minimum Scenario and Maximum Scenario whilst the risk weighted capital ratio of the Maybank Group will increase from 13.54% to 16.42% and 16.57% respectively based on the Minimum Scenario and Maximum Scenario.

5. CONDITIONS OF THE PROPOSED RIGHTS ISSUE

The Proposed Rights Issue is subject to the approvals of the following:

(i) the Securities Commission ("SC") for:
   (a) the Proposed Rights Issue; and
   (b) the listing of and quotation for the Rights Shares;

(ii) Bursa Malaysia Securities Berhad for the listing of and quotation for the Rights Shares;

(iii) Bank Negara Malaysia for the increase in the issued and paid-up capital of Maybank;

(iv) the shareholders of Maybank at an Extraordinary General Meeting ("EGM") to be convened; and

(v) any other relevant authorities, if required.

6. DIRECTORS, MAJOR SHAREHOLDERS AND/OR PERSONS CONNECTED TO THEM

None of the Directors, major shareholders and/or persons connected to them has any interest, either direct or indirect, in the Proposed Rights Issue beyond their respective entitlements as shareholders of Maybank, for which all existing shareholders of Maybank are entitled.

ASB, being a major shareholder of Maybank, is deemed interested in any fee arrangement which may be entered into between Maybank and PNB under the PNB Excess Allocation.

7. DIRECTORS' STATEMENT

Having considered the rationale for the Proposed Rights Issue, the Board is of the opinion that the Proposed Rights Issue is in the best interest of the shareholders and the Company. Accordingly, the Board recommends that shareholders vote in favour of the resolution pertaining to the Proposed Rights Issue to be tabled at an EGM to be convened.

8. ADVISER

Maybank-IB is the Principal Adviser while Credit Suisse and Goldman Sachs are the International Advisers for the Proposed Rights Issue.

9. DEPARTURE FROM GUIDELINES

To the best knowledge of the Board, there is no departure from the Guidelines on the Offering of Equity and Equity-Linked Securities issued by the SC in respect of the Proposed Rights Issue.

10. SUBMISSION TO THE AUTHORITIES

The applications to the relevant authorities for the Proposed Rights Issue are expected to be submitted within one (1) month from the date of this announcement.

11. ESTIMATED TIME FRAME FOR COMPLETION

Barring any unforeseen circumstances, the Board expects the Proposed Rights Issue to be completed by the fourth quarter of FYE 30 June 2009.

This announcement is dated 27 February 2009.

Minimum Scenario	This scenario assumes that none of the outstanding ESOS options relating to approximately 33,784,000 new Shares which have been granted to the directors and employees pursuant to the ESOS will be exercised ("Unexercised ESOS Options") prior to the Entitlement Date
Maximum Scenario	This scenario assumes that the entire Unexercised ESOS Options are fully exercised prior to the Entitlement Date.

Table 1

Effects on Issued and Paid-Up Capital

	Minimum Scenario	Maximum Scenario
	No. of Shares '000	No. of Shares '000
As at 30 June 2008	4,881,123	4,881,123
Upon exercise of Unexercised ESOS Options	-	33,784
	4,881, 123	4,914,907
To be issued pursuant to Proposed Rights Issue	2,196,505	2,211,708
After Proposed Rights Issue	**7,077,628**	**7,126,615**

Table 2
Effects on NA

Minimum Scenario

	Audited As at 30 June 2008 RM'000	After adjusting for certain material transactions [1] RM'000	(I) After Proposed Rights Issue RM'000
Share capital	4,881,123	4,881,123	7,077,628
Non-distributable			
Share premium	2,097,011	2,097,011	[2] 5,895,895
Statutory reserves	4,573,636	4,573,636	4,573,636
Capital reserve	15,250	15,250	15,250
Unrealised holding reserves	(416,340)	(416,340)	(416,340)
Exchange fluctuation reserve	(41,752)	(41,752)	(41,752)
Share option reserve	63,069	63,069	63,069
	6,290,874	6,290,874	10,089,758
Distributable			
Retained profits	8,130,496	7,888,496	7,888,496
Total reserves	14,421,370	14,179,370	17,978,254
NA	19,302,493	19,060,493	25,055,882
Number of Shares	4,881,123	4,881,123	7,077,628
NA per Share (RM)	3.95	3.90	3.54

Notes:

(1) After incorporating the following adjustments:

(i) the acquisitions by Maybank of:

(a) approximately 97.5% effective equity interest in PT Bank Internasional Indonesia Tbk which was completed on 1 December 2008;

(b) 15% of the total charter capital of An Binh Commercial Joint Stock Bank which was completed on 24 September 2008; and

(c) additional 5% of the issued and paid-up share capital of MCB Bank Limited which was completed on 8 August 2008.

(Collectively referred to as "Acquisitions")

(ii) Issuance of SGD600.0 million Innovative Tier 1 Capital Securities on 31 July 2008;

(iii) Issuance of RM1,100.0 million of Innovative Tier 1 Capital Securities on 25 September 2008;and

(iv) Issuance of RM3,100.0 million Tier 2 Subordinated Term Loan on 28 November 2008

(2) Assuming the issue price of RM2.75 per Rights Share after netting off estimated expenses in relation to the Proposed Rights Issue of RM45.0 million

Maximum Scenario

	Audited As at 30 June 2008	After adjusting for certain material transactions [1]	(I) After exercise of Unexercised ESOS Options [2]	(II) After (I) and Proposed Rights Issue
	RM'000	RM'000	RM'000	RM'000
Share capital	4,881,123	4,881,123	4,914,907	7,126,615
Non-distributable				
Share premium	2,097,011	2,097,011	2,331,862	[3] 6,157,351
Statutory reserves	4,573,636	4,573,636	4,573,636	4,573,636
Capital reserve	15,250	15,250	15,250	15,250
Unrealised holding reserves	(416,340)	(416,340)	(416,340)	(416,340)
Exchange fluctuation reserve	(41,752)	(41,752)	(41,752)	(41,752)
Share option reserve	63,069	63,069	63,069	63,069
	6,290,874	6,290,874	6,525,725	10,351,214
Distributable				
Retained profits	8,130,496	7,888,496	7,888,496	7,888,496
Total reserves	14,421,370	14,179,370	14,414,221	18,239,710
NA	19,302,493	19,060,493	19,329,128	25,366,325
Number of Shares	4,881,123	4,881,123	4,914,907	7,126,615
NA per Share (RM)	3.95	3.90	3.93	3.56

Notes:

(1) After incorporating the following adjustments:

(i) the Acquisitions;

(ii) Issuance of SGD600.0 million Innovative Tier 1 Capital Securities on 31 July 2008;

(iii) Issuance of RM1,100.0 million of Innovative Tier 1 Capital Securities on 25 September 2008;and

(iv) Issuance of RM3,100.0 million Tier 2 Subordinated Term Loan on 28 November 2008

(2) Assuming all the Unexercised ESOS Options as at 30 June 2008 are exercised prior to the Entitlement Date

(3) Assuming the issue price of RM2.75 per Rights Share after netting off estimated expenses in relation to the Proposed Rights Issue of RM45.0 million

Table 3

Effects on gearing

Minimum Scenario

	Audited As At 30 June 2008	After adjusting for certain material transactions (1)	(I) After Proposed Rights Issue
	RM'000	RM'000	RM'000
Borrowings (2)	8,473,039	14,632,637	14,632,637
Shareholders' funds	19,302,493	19,060,493	25,055,882
Gearing ratio (times)	0.44	0.77	0.58

Notes:

(1) After incorporating the following adjustments:
- *(i) the Acquisitions;*
- *(ii) Issuance of SGD600.0 million Innovative Tier 1 Capital Securities on 31 July 2008;*
- *(iii) Issuance of RM1,100.0 million of Innovative Tier 1 Capital Securities on 25 September 2008;and*
- *(iv) Issuance of RM3,100.0 million Tier 2 Subordinated Term Loan on 28 November 2008*

(2) Comprise subordinated obligations and stapled capital securities of the Maybank Group

Maximum Scenario

	Audited As At 30 June 2008	After adjusting for certain material transactions (1)	(I) After subsequent exercise of ESOS options (2)	(II) After (I) and Proposed Rights Issue
	RM'000	RM'000	RM'000	RM'000
Borrowings (3)	8,473,039	14,632,637	14,632,637	14,632,637
Shareholders' funds	19,302,493	19,060,493	19,329,128	25,366,325
Gearing ratio (times)	0.44	0.77	0.76	0.58

Notes:

(1) After incorporating the following adjustments:
- *(i) the Acquisitions;*
- *(ii) Issuance of SGD600.0 million Innovative Tier 1 Capital Securities on 31 July 2008;*
- *(iii) Issuance of RM1,100.0 million of Innovative Tier 1 Capital Securities on 25 September 2008;and*
- *(iv) Issuance of RM3,100.0 million Tier 2 Subordinated Term Loan on 28 November 2008*

(2) Assuming all the Unexercised ESOS Options as at 30 June 2008 are exercised prior to the Entitlement Date

(3) Comprises subordinated obligations and stapled capital securities of the Maybank Group

Table 4

Capital adequacy ratio

Minimum Scenario

	Unaudited as at 31 December 2008	(I) After Proposed Rights Issue
	RM'000	RM'000
Tier 1 capital	16,930,323	22,925,712
Tier 2 capital	11,984,374	11,984,374
Total capital	**28,914,697**	**34,910,086**
Less: investment in subsidiary companies	(712,841)	(712,841)
Capital base	**28,201,856**	**34,197,245**
Risk-weighted assets	208,150,207	208,150,207
Capital Ratios:		
Core capital	8.13%	11.01%
Risk-weighted capital	13.54%	16.42%

Maximum Scenario

	Unaudited as at 31 December 2008	(I) After subsequent exercise of ESOS options [1]	(II) After (I) and Proposed Rights Issue
	RM'000	RM'000	RM'000
Tier 1 capital	16,930,323	17,198,958	23,236,155
Tier 2 capital	11,984,374	11,984,374	11,984,374
Total capital	**28,914,697**	**29,183,332**	**35,220,529**
Less: investment in subsidiary companies	(712,841)	(712,841)	(712,841)
Capital base	**28,201,856**	**28,470,491**	**34,507,688**
Risk-weighted assets	208,150,207	208,150,207	208,150,207
Capital Ratios:			
Core capital	8.13%	8.26%	11.16%
Risk-weighted capital	13.54%	13.67%	16.57%

Note:

(1) Assuming all the Unexercised ESOS Options as at 30 June 2008 are exercised prior to the Entitlement Date